Registration No. 333-[  ]

As confidentially submitted to the U.S. Securities and Exchange Commission on January 9, 2026. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PALOMINO LABORATORIES INC.

(Exact name of registrant as specified in its charter)

Delaware	3510	82-4270040
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Jeffrey Shealy

Chief Executive Officer

313 Bryant Court, Palo Alto, CA 94301

704-756-2981

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark Crone, Esq.

Cassi Olson, Esq.

The Crone Law Group, P.C.

420 Lexington Avenue, Suite 2446

New York, New York 10170

mcrone@cronelawgroup.com

colson@cronelawgroup.com

Telephone: (646) 861-7891

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION	DATED JANUARY 9, 2026

PALOMINO LABORATORIES INC.

16,083,036 shares of Common Stock

This prospectus relates to the potential offer and resale, from time to time, by the selling stockholders identified herein or their permitted transferees (the “Selling Stockholders”) of up to 16,083,036 shares of our common stock, $0.0001 par value per share, (the “Common Stock”) consisting of (i) up to 6,504,017 shares of Common Stock issued as part of the units sold in the private placement completed in September and October 2025, with a purchase price of $1.50 per unit, (ii) up to 1,537,501 shares of Common Stock through the purchase of simple agreement for future equity vehicles (“SAFE”) automatically converted into units, sold in the private placement completed in September and October 2025 at a purchase price of $1.20 per unit, and (iii) up to 8,041,518 shares of Common Stock issuable upon exercise of warrants sold in such private placement, with an exercise price of $1.50 per share. See the section of this prospectus entitled “Offering” for a description of the transactions and the section entitled “Selling Stockholders” for additional information about the Selling Stockholders.

The registration of the shares of our Common Stock covered by this prospectus does not necessarily mean that any shares of our Common Stock will be sold by any of the Selling Stockholders, and we cannot predict when or in what amounts any of the Selling Stockholders may sell any of our shares of Common Stock offered by this prospectus.

The Selling Stockholders, or their respective transferees, pledgees, donees or other successors-in-interest, may sell the Common Stock through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The Selling Stockholders may sell any, all or none of the securities offered by this prospectus, and we do not know when or in what amount the Selling Stockholders may sell their shares of Common Stock hereunder following the effective date of this registration statement. We provide more information about how a Selling Stockholders may sell its shares of Common Stock in the section titled “Plan of Distribution” on page 32.

There has been no market for our securities and a public market may not develop, or, if any market does develop, it may not be sustained. We intend to seek quotation of our Common Stock on The OTC Markets Group, Inc. OTCQB or the OTCQB Venture after effectiveness of the registration statement of this prospectus. Quotation of our Ordinary Shares on the OTC Markets will require a market maker filing an application to quote our ordinary shares and approval of that application. We do not have a market maker willing to file the necessary application for quoting our Common Stock on the OTC Markets as of the date of this prospectus. There is a risk that no public market will develop for our Common Stock.

We are registering the shares of Common Stock on behalf of the Selling Stockholders, to be offered and sold by them from time to time. We will not receive any proceeds from the sale of the Common Stock by the Selling Stockholders in the offering described in this prospectus. We have agreed to bear all of the expenses incurred in connection with the registration of the Common Stock. The Selling Stockholders will pay or assume discounts, commissions, fees of underwriters, selling brokers or dealer managers and similar expenses, if any, incurred for the sale of the Common Stock.

Investing in our securities involves a high degree of risk. Before making any investment decision, you should carefully review and consider all the information in this prospectus and the documents incorporated by reference herein, including the risks and uncertainties described under “Risk Factors” beginning on page 6.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

The date of this prospectus is _________, 2025.

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PALOMINO LABORATORIES INC.

You should rely only on the information contained in this prospectus. Neither we, nor the Selling Stockholders have authorized anyone to provide information different from that contained in this prospectus. The Selling Stockholders are offering to sell, and seeking offers to buy, shares of Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Common Stock.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Throughout this prospectus, unless otherwise noted, “we,” “us,” “our,” “Palomino,” “Company” and similar terms refer to Palomino Laboratories Inc. This prospectus and any documents incorporated by reference herein and therein may contain forward looking statements that involve significant risks and uncertainties. All statements other than statements of historical fact contained in this prospectus and the documents incorporated by reference herein, including statements regarding future events, our future financial performance, business strategy, and plans and objectives of management for future operations, are forward-looking statements. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Although we do not make forward looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors” or elsewhere in this prospectus and the documents incorporated by reference herein, which may cause our or our industry’s actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Moreover, we operate in a highly regulated, very competitive, and rapidly changing environment. New risks emerge from time to time and it is not possible for us to predict all risk factors, nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements.

We have based these forward-looking statements largely on our current expectations and assumptions about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short term and long term business operations, and financial needs. These forward-looking statements are subject to certain risks and uncertainties that could cause our actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this prospectus, and in particular, the risks discussed below and under the heading “Risk Factors” and those discussed in other documents we file with the SEC which are incorporated by reference herein.

We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements, except as required by law. In light of the significant risks, uncertainties and assumptions that accompany forward-looking statements, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statement.

You should not place undue reliance on any forward-looking statement, each of which applies only as of the date of this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any of the forward-looking statements after the date of this prospectus to conform our statements to actual results or changed expectations.

Any forward-looking statement you read in this prospectus, or any document incorporated by reference reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, operating results, growth strategy and liquidity. You should not place undue reliance on these forward-looking statements because such statements speak only as to the date when made. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future, except as otherwise required by applicable law. You are advised, however, to consult any further disclosures we make on related subjects in our reports on Forms 10-Q, 8-K, and 10-K filed with the SEC. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

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PROSPECTUS SUMMARY

Palomino is a fabless semiconductor company pioneering the next generation of high-performance microLED-based optoelectronic solutions for data communication. Its mission is to enable ultra-high-speed, energy-efficient optical interconnects that replace legacy copper-based PCIe and Ethernet links in compute-intensive environments. Palomino is commercializing a breakthrough platform built on advanced gallium nitride (GaN) compound semiconductor materials. This proprietary technology enables scalable and cost-efficient manufacturing of ultra-compact, high-speed optical transceivers, with significant improvements in power, size, and bandwidth density over traditional laser-based solutions. Palomino’s differentiated value proposition lies in leveraging high-efficiency microLEDs as optical sources in transceiver modules that can be seamlessly integrated into silicon packages or interposers. This approach unlocks the potential for high-density, chip-scale optical I/O—fundamentally reshaping the future of data movement in AI servers, data centers, and high-performance computing systems.

Recent Events

Palomino was incorporated in the State of Delaware on February 9, 2023. On September 29, 2025, Unite Acquisition 3 Corp.’s (“Unite”) wholly owned subsidiary, Palomino Acquisition Co., a Delaware corporation formed in the State of Delaware on August 19, 2025 (“Merger Sub”), merged with and into Palomino Laboratories Inc. (prior to the merger, “Private Palomino”). Pursuant to this transaction (the “Merger”), Private Palomino was renamed to Rhino Subsidiary Inc. and became the Company’s wholly owned subsidiary and all of the outstanding stock of Private Palomino was converted into shares of the Company’s common stock, par value $0.0001 per share. As a result, Unite ceased to be a shell company and continues as a public reporting company under the new name, Palomino Laboratories Inc.

Corporate Information

Our principal offices are located at 313 Bryant Court, Palo Alto, CA 94301 and our telephone number is 704-756-2981. Our website is https://palominolabs.ai/. Except for any documents that are incorporated by reference into this prospectus that may be accessed from our website, the information available on or through our website is not part of this prospectus.

SUMMARY OF THE OFFERING

The following is a summary of the shares being offered by the Selling Stockholders:

Common Stock offered by Selling Stockholders	Up to 16,083,036 shares of our common stock, $0.0001 par value per share, (the “Common Stock”) consisting of up to (i) 6,504,017 shares of Common Stock issued as part of the units sold in the private placement completed in September and October 2025, with a purchase price of $1.50 per unit, (ii) up to 1,537,501 shares of Common Stock through the purchase of simple agreement for future equity vehicles (“SAFE”) automatically converted into units, sold in the private placement completed in September and October 2025 at a purchase price of $1.20 per unit, and (iii) up to 8,041,518 shares of Common Stock issuable upon exercise of warrants sold in such private placement, with an exercise price of $1.50 per share.

Common Stock outstanding prior to the offering	18,770,686 shares

Market for our Common Stock	There is no assurance that a trading market will develop, or, if developed, that it will be sustained. Consequently, a purchaser of our Common Stock may find it difficult to resell the securities offered herein should the purchaser desire to do so when eligible for public resale.

Use of proceeds	We will not receive any proceeds from the sale of shares of our Common Stock by the Selling Stockholders.

Risk factors	You should carefully read “Risk Factors” in this prospectus for a discussion of factors that you should consider before deciding to invest in our Common Stock.

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RISK FACTORS

Investing in our Common Stock involves a high degree of risk. Before investing in our Common Stock, you should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes. In addition, we may face additional risks and uncertainties not currently known to us, or which as of the date of this registration statement we might not consider significant, which may adversely affect our business. If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of our Common Stock could decline due to any of these risks or uncertainties, and you may lose part or all of your investment.

Risks Related to Our Business and Industry

Changes in government trade policies, including the imposition of tariffs and export restrictions, could have an adverse impact on our business operations and sales.

The United States or foreign governments may enact changes in trade policies that could adversely impact our ability to source and sell products internationally. For example, the U.S. government has recently imposed and/or threatened tariffs on a broad range of imported goods, particularly those from China, in response to perceived unfair trade practices. In retaliation, the Chinese government has imposed significant tariffs on certain U.S. products.

We rely on global supply chains for certain components and products used in our operations, including goods sourced from China. Governmental actions affecting international trade, such as the imposition of tariffs, quotas, export restrictions, or other trade barriers—particularly between the United States and China—could materially increase our cost of goods, delay shipments, or disrupt supply chains. In recent years, the U.S. government has imposed, and continues to consider, significant tariffs and trade restrictions on a broad range of imports from China in response to perceived unfair trade practices. In turn, China and other affected countries have implemented retaliatory measures.

Although we cannot predict future actions regarding tariffs, export restrictions, or other trade barriers—nor the products or countries that may be affected—the global trade environment remains dynamic and uncertain. Such developments could materially affect our operations, particularly if significant tariffs or restrictions are placed on goods imported from China.

While we have the ability to source certain products from alternative regions such as South Korea and Taiwan, such alternatives may not fully offset the impact of sudden or widespread trade disruptions. Further escalation of trade tensions or regulatory restrictions could adversely.

We operate in the optical communications and photonics segments of the semiconductor industry, which are cyclical and subject to significant downturns.

The markets in which we operate — including optical transceivers and photonics components for high-performance computing and data center applications — are subject to cyclical trends and rapid technological evolution. These segments of the semiconductor industry are characterized by constant product innovation, evolving standards, compressed product lifecycles, and fluctuations in customer demand and capital spending. In addition, intense pricing pressure and the risk of product obsolescence may lead to inventory write-downs, margin compression, and declining average selling prices. Periods of weak demand in AI infrastructure, hyperscale data centers, or broader semiconductor markets may result in excess capacity and reduced profitability for companies like ours. If we are unable to respond swiftly to such downturns by adjusting our cost structure, R&D priorities, or go-to-market strategies, our revenue, gross margins, liquidity, and overall financial performance could be materially and adversely affected.

Our revenue growth and gross margin are substantially dependent on our successful development and commercialization of new optical transceiver products based on our proprietary microLED technology.

Maintaining or growing our revenue will depend, among other things, on our ability to timely develop and introduce new products that address evolving customer requirements for performance, energy efficiency, integration, and cost-effectiveness in the data center, AI infrastructure, and high-performance computing markets. Failure to introduce new products at sufficient volumes or on schedule could materially and adversely affect our revenue growth.

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The development and commercialization of optical transceiver modules is a complex process involving advanced gallium nitride (GaN) semiconductor materials, microLED device architectures, packaging integration, and system-level performance validation. We have experienced, and may continue to experience, delays or setbacks in product development or ramping manufacturing capacity. Our ability to successfully develop products depends on various factors, including accurate anticipation of customer needs and evolving technical standards; availability of skilled engineers and manufacturing capabilities; design and production yield performance; customer acceptance of our technology; protection of our intellectual property; and securing licenses for third-party technologies when necessary.

New product development cycles in our industry typically span over one year and require substantial investment in R&D, engineering, and commercialization efforts, with potential delays before return on investment is realized. Failure to anticipate or respond promptly to technological shifts or competitive innovations could result in loss of design wins, declining market share, reduced gross margins, and adversely impact our ability to sustain or grow revenue.

The outcome of any litigation in which we are involved in is unpredictable and an adverse decision in any such matter could subject us to damage awards and lower the market price of our stock.

From time to time, we may be a party to certain litigation matters. Any such disputes, litigations, investigations, administrative proceedings or enforcement actions may divert financial and management resources that would otherwise be used to benefit our operations, result in negative publicity and harm our customer or supplier relationships. An adverse resolution of any such matter in the future, including the results of any amicable settlement, could subject us to material damage awards or settlement payments, loss of contractual or other rights, injunctions or other limitations on the operation of our business or other material harm to our business.

We may fail to successfully acquire or integrate new businesses, products, and technology, and we may not realize expected benefits, resulting in harm to the business.

We intend to grow our business through acquisitions of complementary companies, products, or technologies that align with our strategic goals. However, identifying suitable acquisition targets can be challenging, costly, and time-consuming, and we may not always be able to successfully complete such transactions. Moreover, acquisitions could divert management’s attention from core operations, potentially impacting our business performance.

Even if acquisitions are completed, successfully integrating new organizations, products, technologies, and employees is complex and may not achieve anticipated benefits or synergies. Potential unknown issues such as product quality deficiencies, regulatory compliance gaps, or intellectual property risks—undetected during due diligence—could arise post-acquisition. Addressing such issues may be costly and time-consuming, potentially adversely affecting our financial condition and operations.

Acquisitions may also introduce unanticipated expenses, liabilities, and operational complexities, including compliance challenges under regulations such as the Sarbanes-Oxley Act. There is no assurance that acquisitions will improve profitability or cash flow, and failure to realize expected benefits could harm our business and financial results.

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System security and data breaches, cyber-attacks and other related cyber security incidents could disrupt our internal operations and/or supply chain, result in the loss of our, our customers’, and our suppliers’ proprietary and confidential information, adversely impact our reputation and business, and result in potentially significant expenses, costs, liabilities and other negative consequences, any or all of which could adversely affect results of operations and our stock price.

Despite implementing security measures, we are subject to risk, both at our clients and our supply chain, of attack from malicious threat actors, which could include agents of organized crime or nation-state or nation-state supported actors. We manage and store various proprietary information and sensitive or confidential data relating to our business and our employees. In addition, we manage and store a significant amount of proprietary and sensitive or confidential information from third parties, such as our customers and suppliers. Unauthorized insiders and/or third-party threat actors may be able to penetrate our security measures, evade our controls, or exploit vulnerabilities in our systems or our third-party providers’ systems and misappropriate or compromise our, our customers’ or our suppliers’ proprietary and confidential information, including intellectual property and personal information of our current and former employees, create system disruptions, or cause shutdowns. Threat actors also may be able to develop and deploy viruses, worms, phishing attempts, ransomware, and other malicious software that attack our websites, computer systems, access to critical information, products, or otherwise exploit security vulnerabilities. The sophistication, scale and frequency of cyber-attacks has continued to increase and evolve at a rapid pace, and the risk of attack may be heightened when our employees are working remotely. Artificial intelligence and machine learning also may be used for certain cybersecurity attacks, improving or expanding the existing capabilities of threat actors in manners we cannot predict at this time, resulting in greater risks of security incidents and breaches. The risk of state-sponsored or geopolitical-related cybersecurity incidents has also increased due to ongoing geopolitical tensions with China or incidents, such as the war in Ukraine or the Israel-Hamas war. Our prioritization of security measures and remediation of known vulnerabilities may prove inadequate and we may be unable to anticipate or protect against attacks. If an incident occurs, we may be unable to detect it for an extended period of time.

Any breach of our security measures or the loss, inadvertent disclosure, or unapproved dissemination of proprietary information or sensitive or confidential data about us, our customers, our suppliers or our employees, including the potential loss or disclosure of such information or data, could result in numerous risks and adverse consequences. Such consequences include remediation costs, litigation and potential liability for us, including as a result of U.S. or foreign governmental investigations or enforcement actions, penalties for violation of applicable laws or regulations, including laws and regulations in the United States and other jurisdictions relating to the collection, use and security of user and other personally identifiable information and data, damage to our brand and reputation, the loss of sales and customer or supplier relationships, negative impacts to our employee recruiting and retention, loss of intellectual property protection, risk of inadequate insurance coverage and increased insurance premiums, and numerous other financial, legal and business risks, any or all of which could harm our business, financial condition and results of operations and result in significant stock price volatility. In addition to our own systems, our business also is reliant upon the security of various third parties in our supply chain, and any breach of their systems and securities could result in our being subjected to the numerous risks and adverse consequences noted above.

In the past, we have experienced attempted cybersecurity attacks and we anticipate continuing to be subject to such attempts, particularly given the evolving nature of the cybersecurity threat landscape; however, we believe that the past threats have not had a material impact on our business.

Because we operate a fabless business model, we may not be eligible for certain U.S. government incentives and tax credits offered to promote domestic semiconductor production.

From time to time, governments may provide subsidies or make other investments that could give competitive advantages to certain semiconductor companies. For example, in 2022, the U.S. government passed the Creating Helpful Incentives to Produce Semiconductors & Sciences Act to provide $52.7 billion of funding to U.S.-based semiconductor companies to promote domestic production. Because we operate a fabless business model, we may not be eligible for such incentives from the U.S. government at this time. However, many of our current and future competitors maintain their own fabrication facilities and may secure such funding, which could benefit them in connection with cost, capacity, and technical issues. Additionally, to remain competitive with top talent, we may need to incur additional costs to provide certain additional benefits even though we are not receiving subsidies or other government funding. These competitive pressures could adversely affect our business, financial condition, and results of operations.

We operate in intensely competitive markets. Our failure to compete effectively would harm our results of operations.

The semiconductor industry is extremely competitive. Palomino currently competes with a number of large domestic and international companies in the field of high-performance optical electronic and optical interconnect solutions, some of which have greater financial, technical, and management resources than we do. In addition, efforts to introduce new products into markets with established competitors expose us to additional competitive pressures. Our primary markets include AI servers, data centers, and high-speed optical interconnects, where customer expectations and requirements are rapidly evolving. For example, customers increasingly expect us to provide turnkey system-level solutions and to commit to future roadmaps that entail technical risks.

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Some of our competitors may be better positioned to meet changing customer needs and secure design wins. Increasing competition in the markets in which we operate may negatively impact our revenue and gross margins. For example, competitors with greater financial resources may be able to offer lower prices, additional products, services, or other incentives that we may not be able to match.

We may also face discriminatory or anti-competitive practices from our competitors that could impede our growth, cause us to incur additional expenses, or otherwise negatively affect our business. Additionally, some competitors may use their market power to discourage customers from purchasing our products.

Moreover, many of our competitors operate and maintain their own fabrication facilities, and have longer operating histories, greater brand recognition, larger customer bases, and more extensive sales, marketing, and distribution resources than we do.

Furthermore, the semiconductor industry has experienced significant consolidation in recent years. Such consolidation has altered and may continue to alter the competitive landscape, capabilities, and market shares of industry participants, which could put us at a competitive disadvantage and harm our results of operations.

Costs related to defective products could have a material adverse effect on us.

We develop and sell highly complex optical transceiver modules and micro-LED-based photonics components, and accordingly, there is a risk of defects in our products. Such defects could lead to significant costs, including customer warranty claims, the cost of replacement products, increased support and service efforts, or loss of customer goodwill. Moreover, since the cost of replacing defective products used in high-value data center or industrial systems is often much higher than the price of the components themselves, we may be subject to claims from customers for damages exceeding the amounts paid to us, including consequential damages.

In addition, because our optical components are typically integrated into customer systems that support mission-critical applications such as data center infrastructure, high-performance computing, or medical imaging equipment, any malfunction or defect in our products that contributes to the failure of these systems could expose us to liability claims, reputational harm, or the loss of future business. Our customers may be required to recall or replace their end-products if a defect is traced back to our components, and in such cases, they may seek indemnification or cost-sharing from us. If such product issues arise in high-volume or high-stakes markets, we could incur substantial expenses and reputational damage. Any such defect-related costs could materially and adversely affect our business, results of operations, and financial condition.

The report of our independent registered public accounting firm expresses substantial doubt about our ability to continue as a going concern.

Our auditors, KNAV CPA LLP, have indicated in their report on our financial statements for the fiscal year ended December 31, 2024, that conditions exist that raise substantial doubt about our ability to continue as a going concern due to our recurring losses from operations and significant accumulated deficit. In addition, we continue to experience negative cash flows from operations. A “going concern” opinion could impair our ability to finance our operations through the sale of equity. Our ability to continue as a going concern will depend upon the availability of equity financing which represents the primary source of cash flows that will permit us to meet our financial obligations as they come due and continue our research and development efforts.

If we fail to maintain effective internal control over financial reporting, or if we identify material weaknesses in the future, our ability to produce accurate and timely financial statements could be impaired, which may adversely affect investor confidence in our company and the value of our securities.

We have not yet fully developed or maintained an effective control environment that meets the requirements of Section 404 of the Sarbanes-Oxley Act. Our limited resources, lack of sufficient personnel with appropriate expertise in U.S. GAAP and SEC reporting requirements, and evolving internal processes have contributed to material weaknesses in our internal control over financial reporting.

If our remediation efforts are insufficient or if we identify additional material weaknesses in the future, our ability to record, process, and report financial information accurately and on a timely basis could be adversely affected. Any such failure could result in misstatements in our financial statements, delays in required filings, loss of investor confidence, potential delisting from a securities exchange, and a decline in the market price of our securities.

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We have generated no revenue from commercial sales to date and our future profitability is uncertain.

We have a limited operating history and our business is subject to all of the risks inherent in the establishment of a new business enterprise, which make our prospects hard to evaluate. Any evaluation of our business and our prospects must be considered in light of the uncertainties, problems, expenses, difficulties, complications and delays frequently encountered in connection with development and expansion of a new business enterprise. Since inception, we have incurred losses and expect to continue to operate at a net loss for at least the next several years as we commence our research and development efforts and develop manufacturing, sales, marketing and distribution capabilities. There can be no assurance that the products under development by us will be approved for sale in the United States or elsewhere. Furthermore, there can be no assurance that if such products are approved they will be successfully commercialized, and the extent of our future losses and the timing of our profitability are highly uncertain. Many of these factors are beyond the control of our management. If we are unable to achieve profitability, we may be unable to continue our operations.

We have limited access to the capital markets and even if we can raise additional funding, we may be required to do so on terms that are dilutive to you.

We have limited access to the capital markets to raise capital. The capital markets have been unpredictable in the recent past for unprofitable companies such as ours. In addition, it is generally difficult for development stage companies to raise capital under current market conditions. The amount of capital that a company such as ours is able to raise often depends on variables in market conditions that are beyond our control. As a result, we may not be able to secure financing on terms attractive to us, or at all. If we are able to consummate a financing arrangement, the amount raised may not be sufficient to meet our future needs. If adequate funds are not available on acceptable terms, or at all, our business, including our results of operations, financial condition and our continued viability will be materially adversely affected. If we are able to secure future financing, it may be done on terms that are potentially dilutive to you.

We may, in the future, seek to enter into collaborations with third parties for the development and commercialization of our technologies. If our collaborators cease development efforts under our collaboration agreements, or if any of those agreements are terminated, these collaborations may fail to lead to commercial products and we may never receive milestone payments or future royalties under these agreements.

Given our current early stage of development, we may in the future seek collaborations with academic institutions, component manufacturers, or other players in the optoelectronics sector to advance the commercialization of our microLED-based interconnect platform. If we fail to enter into suitable agreements, or if such collaborations are not successful, we may be unable to leverage external resources to further our product development and commercialization efforts.

With both our existing license agreement and any future collaborations, we will have limited control over how much and when collaborators commit resources, set development timelines, or choose technology directions. As a result, our ability to derive value from these arrangements depends heavily on the collaborators’ ability to perform their assigned responsibilities.

Collaborations may expose us to the following risks:

●	Collaborators may devote fewer resources or less effort to the project than we expect;
●	Collaborators may suspend or terminate development due to internal strategy shifts, lack of funding, or external events such as mergers and acquisitions;
●	Collaborators may delay prototyping, halt development plans, or require changes in our designs that increase cost or time;
●	Collaborators may independently develop or co-develop competing technologies if they perceive better commercial potential;
●	Even if they hold distribution rights, collaborators may not dedicate sufficient resources to market our products;
●	Collaborators may mishandle or inadequately protect our IP, or misuse proprietary information, exposing us to litigation or loss of rights;
●	Disputes with collaborators could delay or terminate projects and drain our resources;
●	If agreements are terminated, we may be forced to continue development alone, assuming all associated costs.

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As a result, our current or future collaborations may fail to advance our platform efficiently or at all. If a collaborator undergoes a major business change—such as a merger or restructuring—they may reduce or cease focus on our projects, potentially harming our business, financial condition, results of operations and future prospects.

Moreover, if a collaboration is terminated, we may have to independently fund pre-commercialization efforts, handle marketing, or defend IP—any of which could alter our business strategy and materially impact our financial and operational trajectory.

Our products are in the early stages of development.

Our products are at an early development stage. Further laboratory testing, engineering validation, and specific qualification processes will be required before our products can be commercially launched. Adverse or inconclusive results from pre-commercial testing or qualification procedures may substantially delay or halt the further development or commercialization of one or more of our products.

We currently have no sales and marketing organization. If we are unable to establish satisfactory sales and marketing capabilities and/or secure a sales and marketing partner, we may not successfully commercialize our products.

We do not have direct experience in sales or marketing. To commercialize our products, if and when they are ready for market, we must build our marketing, sales, managerial, and other non-technical capabilities or make arrangements with third parties to perform these functions, which may not be successful. Despite the technical expertise of our leadership team, we have limited experience as a company in sales and marketing, especially in the semiconductor and optoelectronic markets. Building and managing a sales organization involves significant challenges, including hiring, retaining, and incentivizing qualified personnel, generating sales leads, providing adequate training, and managing a geographically dispersed team.

In addition, we may not be able to enter into collaboration agreements with sales and marketing partners on acceptable terms or at all. Even if such partnerships are formed, we may have limited control over the sales, marketing, and distribution activities of third parties. Our future revenues may heavily depend on these partners’ efforts. If we choose to build our own sales and marketing infrastructure, we may not achieve a positive return on this investment. Furthermore, we must compete with established, well-funded semiconductor and technology companies to recruit, hire, and retain skilled sales personnel.

Factors that may inhibit our commercialization efforts without strategic partners include:

●	Our inability to recruit and retain sufficient, effective sales and marketing personnel;
●	Challenges for sales personnel in accessing or persuading target customers such as hyperscale data center operators, AI system integrators, and semiconductor OEMs;
●	The absence of a broad product portfolio, which may place us at a competitive disadvantage relative to companies with more extensive offerings; and
●	Unanticipated costs and expenses associated with developing an independent sales and marketing organization.

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If we fail to attract, hire and retain qualified personnel, we may not be able to develop, market, or sell our products or successfully manage our business.

Competition for highly qualified personnel in our industry, particularly for employees with technical backgrounds, is intense. Some companies in our industry have adopted flexible remote work arrangements providing more flexibility than ours that further increase competition for talent. Accordingly, we expect competition for qualified personnel to intensify because there are only a limited number of individuals in the job market with the skills that we require. There also is a risk that changes in immigration laws and regulations, or their administration or enforcement, can impair our ability to attract and retain qualified engineering personnel. In the U.S., where a significant portion of our research and development teams are located, tightening of immigration controls may adversely affect the employment status of non-U.S. engineers and other key technical employees or further impact our ability to hire new non-U.S. employees. Moreover, certain immigration policies in the U.S. may make it more difficult for us to recruit and retain highly skilled foreign national graduates of universities in the U.S., additionally limiting the pool of available talent. There are significant costs to the Company associated with attracting and retaining qualified personnel in key technology positions. Recruiting and employee costs, such as cash and stock-based compensation, have increased relative to historic levels and may continue to increase, which could adversely affect our results of operations. Further, the loss of the services of key personnel or our inability to hire new personnel with the requisite skills or to assimilate talent could restrict our ability to develop new products or timely enhance existing products, sell products to our customers, or manage our business effectively.

We are currently dependent upon our only key executives.

Our success depends, in part, upon the continued services of the key members of our management. Our executives’ knowledge of the market, our business and our Company represents a key strength of our business, which cannot be easily replicated. The success of our business strategy and our future growth also depend on our ability to attract, train, retain and motivate skilled managerial, sales, administration, development and operating personnel.

We may have conflicts with our partners that could delay or prevent the development or commercialization of our product.

We may have conflicts with our partners, such as disputes concerning the interpretation of technical milestones, ownership of jointly developed intellectual property, fulfillment of development obligations, payment for services, or the interpretation of contractual terms. If conflicts arise, a partner may act in a manner that is contrary to our business interests. Any such disagreement could result in one or more of the following outcomes, each of which could delay or prevent the development, commercialization, or deployment of our technology solutions and, in turn, negatively impact our ability to generate revenue.

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Any such disagreement could result in one or more of the following, each of which could delay or prevent the development or commercialization of our products, and in turn prevent us from generating revenues: unwillingness on the part of a partner to pay us milestone payments or royalties we believe are due to us under a collaboration; uncertainty regarding ownership of intellectual property rights arising from our collaborative activities, which could prevent us from entering into additional collaborations; unwillingness by the partner to cooperate in the development or manufacture of the product, including providing us with product data or materials; unwillingness on the part of a partner to keep us informed regarding the progress of its development and commercialization activities or to permit public disclosure of the results of those activities; initiating of litigation or alternative dispute resolution options by either party to resolve the dispute; and attempts by either party to terminate the agreement.

Such outcomes could materially impact our operations, delay our go-to-market strategy, or harm our reputation with future partners or customers.

Risks Related to Our Intellectual Property

We may incur liabilities for claims of intellectual property infringement relating to our products.

The semiconductor industry is generally subject to frequent litigation regarding patents and other intellectual property rights. In the past we have been, and may in the future be, subject to claims that we have breached, infringed or misappropriated patent, license or other intellectual property rights. Our customers may assert claims against us for indemnification if they receive claims alleging that their or our products infringe upon others’ intellectual property rights, and have in the past and may in the future choose not to purchase our products based on their concerns over such a pending claim.

In the event of an adverse result of any intellectual property rights litigation, we could be required to incur significant costs to defend or settle such litigation, pay substantial damages for infringement, expend significant resources to develop non-infringing technology, incur material liability for royalty payments or fees to obtain licenses to the technology covered by the litigation or be subjected to an injunction, which could prevent us from selling our products, and materially and adversely affect our revenue and results of operations. Any claims relating to the infringement of third-party proprietary rights, even if not meritorious, could result in costly litigation, lost sales or damaged customer relationships and diversion of management’s attention and resources.

Our limited ability to protect our proprietary information and technology may adversely affect our ability to compete.

Our future success and ability to compete is dependent in part upon our protection of our proprietary information and technology through patent filings, enforcement of agreements related to intellectual property and otherwise. We cannot be certain that any patents we apply for will be issued or that any claims allowed from pending applications will be of sufficient scope or strength to provide meaningful protection or commercial advantage. Our competitors may also be able to design around our patents. Similarly, counterparties to our intellectual property agreements may fail to comply with their obligations under those agreements, requiring us to resort to expensive and time-consuming litigation to protect our rights, which may or may not be successful. Although we intend to vigorously defend our intellectual property rights, we may not be able to prevent misappropriation of our technology or may need to expend significant resources in defending our rights.

In addition, we rely on trade secrets, technical know-how and other unpatented proprietary information relating to our product development and manufacturing activities. While we enter into confidentiality agreements with employees and other parties to protect this information, we cannot be sure these agreements will be adequate or that our trade secrets and proprietary know-how will not otherwise become known or independently discovered by others.

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Additionally, our competitors may independently develop technologies that are substantially equivalent or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain or use our products or technology. Patent litigation is expensive and our ability to enforce our patents and other intellectual property is limited by our financial resources and subject to general litigation risks. If we seek to enforce our rights, we may be subject to claims that the intellectual property rights are invalid, unenforceable, or licensed to the party against whom we assert a claim. Our assertion of intellectual property rights could also lead to counterclaims, which is a frequent occurrence in such litigations.

Certain of our products currently incorporate technology licensed or acquired from third parties and we expect our products in the future to also require technology from third parties.

If the license to such technology that we currently hold with UCSB becomes unavailable or the terms on which it is available becomes commercially unreasonable, or if we are unable to acquire or license necessary technology for our products in the future from UCSB or other entities, our business could be adversely affected.

We sell products in markets that are characterized by rapid technological changes, evolving industry standards, frequent new product introductions and increasing levels of integration. Our ability to keep pace with these markets at times depends on our ability to obtain technology from third parties on commercially reasonable terms to allow our products to remain competitive.

If licenses to such technology are not available on commercially reasonable terms and conditions or at all and we cannot otherwise acquire or integrate such technology, our products or our customers’ products could become unmarketable or obsolete, we could lose market share and our revenue and results of operations could materially decline.

In addition, disputes with third party licensors over required payments, scope of licensed rights and compliance with contractual terms are common in our industry and we have in the past and may in the future be subjected to disputes over the terms of such licenses which could result in substantial unanticipated costs or delays in developing substitute technology to deliver competitive products, damaged customer and vendor relationships, indemnification liabilities and declining revenues and profitability. Such events could have an adverse effect on our financial condition and results of operations.

Our ability to protect and enforce our patents any patents we may obtain does not guarantee that we will secure the right to commercialize such patents.

A patent is a limited monopoly right conferred upon an inventor, and his or her successors in title, in return for the making and disclosing of a new and non-obvious invention. This monopoly is of limited duration but, while in force, allows the patent holder to prevent others from making and/or using his or her invention. While a patent gives the holder this right to exclude others, it is not a license to commercialize the invention, where other permissions may be required for permissible commercialization to occur. Further, the invention, even if patented itself, cannot be commercialized if it infringes the valid patent rights of another party.

Any inability to protect intellectual property rights in the United States and foreign countries could limit our ability to manufacture or sell products.

We rely on patent protection, in some cases trade secrets, unpatented proprietary know-how, and continuing technological innovation to preserve our competitive position. Our patents and licensed patent rights may be challenged, invalidated, infringed or circumvented, and the rights granted in those patents may not provide proprietary protection or competitive advantages to us. We may not be able to develop patentable products with acceptable patent protection. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be sufficient to protect the technology owned by or licensed to us. If patents containing competitive or conflicting claims are issued to third parties, we may be prevented from commercializing the products covered by such patents, or may be required to obtain or develop alternate technology. In addition, other parties may duplicate, design around or independently develop similar or alternative technologies.

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We may not be able to prevent third parties from infringing or using our intellectual property, and the parties from whom we may license intellectual property may not be able to prevent third parties from infringing or using the licensed intellectual property. We plan to control and limit access to, and the distribution of, our product documentation and other proprietary information. Despite efforts to protect this proprietary information, unauthorized parties may obtain and use information that we may regard as proprietary. Other parties may independently develop similar know-how or may even obtain access to these technologies.

The laws of some foreign countries do not protect proprietary information to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary information in these foreign countries.

We rely on confidentiality agreements to protect our trade secrets. If these agreements are breached by our employees or other parties, our trade secrets may become known to our competitors. We may not have any remedies against our competitors and any remedies that may be available to us may not be adequate to protect our business or compensate us for the damaging disclosure. In addition, we may have to expend significant resources to protect our interests from possible infringement by others.

If we or our third-party suppliers are found to be infringing patents or trade secrets owned by others, we may be forced to cease or alter our product development efforts, obtain licenses to continue the development or sale of our products, and/or pay damages.

As the semiconductor and optoelectronics industries rapidly evolve, and more patents are issued, the risk increases that our or our suppliers’ manufacturing processes and potential products may give rise to claims that they infringe patents, trademarks, copyrights, trade secrets, or other intellectual property rights of others. Although we have reviewed certain third-party patents that we believe may be relevant to our microLED-based optical transceiver technology and products, we have not conducted a comprehensive freedom-to-operate search or analysis, and may be unaware of patents or pending applications that, if granted, could block us from commercializing our technology or products.

Therefore, we cannot guarantee that our products or commercialization activities do not and will not infringe any third party’s intellectual property. From time to time, we may be notified of claims that we or our suppliers infringe third-party intellectual property rights, including from potential competitors. We cannot assure that others will not pursue infringement claims against us or the third-party technologies we license in the future. If found to infringe, or if we fail to obtain or renew licenses under third-party patents or intellectual property rights, we may be required to pay damages. Other parties may also seek legal action to enjoin clinical testing, manufacturing, or marketing of affected products or processes.

If such actions succeed, we may be required to obtain licenses to continue testing, manufacturing, or marketing, but required licenses may not be available on acceptable terms or at all. Litigation outcomes are uncertain and may consume significant financial resources and personnel efforts. Litigation involving our suppliers could also hinder product development and commercialization.

Moreover, rights granted under licensing agreements may not provide us with a competitive advantage. Enforcement of patent rights is costly and may fail. Others may independently develop similar or superior technologies, or our technology may infringe others’ patents. Therefore, patents licensed or held by us may not afford meaningful competitive advantages. Our confidentiality agreements may also fail to protect proprietary information adequately. Failure to maintain our intellectual property rights could materially harm our business, financial condition, and results of operations.

Other parties may claim that we infringe their intellectual property or proprietary rights, which could cause us to incur significant expenses or prevent us from selling our semiconductor products.

Our success depends in part on our ability to operate without infringing the patents and proprietary rights of third parties in the semiconductor and optoelectronics industries. The development, manufacture, use, and sale of new semiconductor and optoelectronic products are frequently subject to substantial patent litigation. Such disputes often relate to the validity and alleged infringement of patents or proprietary rights held by others.

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Third parties, including semiconductor companies, research institutions, or universities, may have filed patent applications or obtained patents that cover technologies relevant to our microLED-based optical transceivers or other platform technologies. Existing or future patents held by others may contain claims that could cover our products or technology.

We expect to face infringement claims from time to time in the ordinary course of business, and third parties may assert claims against us regarding our current or future products or licensed technologies. Any such claims or litigation could require us to:

●	cease or delay the manufacturing, use, or sale of products incorporating or made with the challenged intellectual property;
●	pay damages; or
●	enter into licensing or royalty agreements, which may not be available on acceptable terms or at all.

Regardless of the outcome, any litigation or administrative proceedings could delay product development and commercialization, incur substantial costs, and divert significant management and technical resources.

We are obligated to develop and maintain proper and effective internal control over financial reporting. If we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired. In addition, the presence of material weaknesses increases the risk of material misstatement of the financial statements.

Our disclosure controls and procedures are designed to ensure that the information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management to allow timely decisions regarding required disclosure.

Based on such evaluation, our Chief Executive Officer and Chief Accounting Officer have concluded that as of such date, our disclosure controls and procedures were not, in design and operation, effective at a reasonable assurance level due to the material weaknesses in internal control over financial reporting described as follows. Because of our limited operations, we have a limited number of employees which prohibits a segregation of duties. In addition, we lack a formal audit committee with a financial expert. As we grow and expand our operations, we will engage additional employees and experts as needed. However, there can be no assurance that our operations will expand.

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Risks Relating to Our Common Stock

The price of our Common Stock may be volatile and may be influenced by numerous factors, some of which are beyond our control.

Factors that could cause volatility in the market price of our Common Stock include:

●	actual or anticipated fluctuations in our financial condition and operating results;

●	actual or anticipated changes in our growth rate relative to our competitors;

●	commercial success and market acceptance of our products;

●	success of our competitors in commercializing products;

●	strategic transactions undertaken by us;

●	additions or departures of key personnel;

●	product liability claims;

●	prevailing economic conditions;

●	disputes concerning our intellectual property or other proprietary rights;

●	U.S. or foreign regulatory actions affecting us or our industry;

●	sales of our Common Stock by our officers, directors or significant stockholders;

●	future sales or issuances of equity or debt securities by us;

●	business disruptions caused by natural disasters; and

●	issuance of new or changed securities analysts’ reports or recommendations regarding us.

In addition, the stock markets in general have experienced extreme volatility that have been often unrelated to the operating performance of the issuer. These broad market fluctuations may negatively impact the price or liquidity of our Common Stock. In the past, when the price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of our stockholders were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our management would be diverted from the operation of our business.

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You may experience dilution of your ownership interests because of the future issuance of additional shares of our Common Stock or preferred stock or other securities that are convertible into or exercisable for our Common Stock or preferred stock.

If our existing stockholders exercise warrants or sell, or indicate an intention to sell, substantial amounts of our Common Stock in the public market, the price of our Common Stock could decline. The perception in the market that these sales may occur could also cause the price of our Common Stock to decline.

In the future, we may issue authorized but previously unissued equity securities, resulting in the dilution of the ownership interests of the then current stockholders. We are authorized to issue an aggregate of 300,000,000 shares of Common Stock, par value $0.0001 per share. We may issue additional shares of our Common Stock or other securities that are convertible into or exercisable for our common stock in connection with hiring or retaining employees, future acquisitions, future sales of our securities for capital raising purposes, or for other business purposes. The future issuance of any such additional shares of our Common Stock may create downward pressure on the trading price of the Common Stock. We may need to raise additional capital in the near future to meet our working capital needs, and there can be no assurance that we will not be required to issue additional shares, warrants or other convertible securities in the future in conjunction with the capital raising efforts, including at a price (or exercise prices) below the price you paid for your stock.

Our Common Stock may be deemed a “penny stock” which may reduce the value of an investment in the stock.

Rule 15g-9 under the Exchange Act establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (a) that a broker or dealer approve a person’s account for transactions in penny stocks; and (b) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must: (a) obtain financial information and investment experience objectives of the person and (b) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form: (a) sets forth the basis on which the broker or dealer made the suitability determination; and (b) confirms that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. If our Common Stock is or becomes subject to the “penny stock” rules, it may be more difficult for investors to dispose of our Common Stock and cause a decline in the market value of our Common Stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about commissions payable to both the broker or dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The sales practice requirements of the Financial Industry Regulatory Authority’s (“FINRA”) may limit a stockholder’s ability to buy and sell our Common Stock.

FINRA has adopted rules requiring that, in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative or low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA has indicated its belief that there is a high probability that speculative or low-priced securities will not be suitable for at least some customers. If these FINRA requirements are applicable to us or our securities, they may make it more difficult for broker-dealers to recommend that at least some of their customers buy our Common Stock, which may limit the ability of our stockholders to buy and sell our Common Stock and could have an adverse effect on the market for and price of our Common Stock.

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Our operating results for a particular period may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause the price of our Common Stock to fluctuate or decline.

We expect our operating results to be subject to fluctuations. Our operating results will be affected by numerous factors, including:

●	variations in the level of expenses related to future development plans;

●	fluctuations in value of the underlying commodity;

●	inability to procure sufficient quantities to meet demand due to the scarcity of the product available from its suppliers;

●	level of underlying demand for our products and any other products we sell;

●	any intellectual property infringement lawsuit or opposition, interference or cancellation proceeding in which we may become involved;

●	regulatory developments affecting us or our competitors; and

If our operating results for a particular period fall below the expectations of investors or securities analysts, the price of our Common Stock could decline substantially. Furthermore, any fluctuations in our operating results may, in turn, cause the price of our Common Stock to fluctuate substantially. We believe that comparisons of our financial results from various reporting periods are not necessarily meaningful and should not be relied upon as an indication of our future performance

Issuance of stock to fund our operations may dilute your investment and reduce your equity interest.

We may need to raise capital in the future to fund the development of our seafood business. Any equity financing may have significant dilutive effect to stockholders and a material decrease in our stockholders’ equity interest in us. Equity financing, if obtained, could result in substantial dilution to our existing stockholders. At its sole discretion, our board of directors may issue additional securities without seeking stockholder approval, and we do not know when we will need additional capital or, if we do, whether it will be available to us.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future therefore capital appreciation, if any, of our Common Stock will be your sole source of gain for the foreseeable future.

We have never declared or paid cash dividends on our Common Stock. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. In addition, our current loan and security agreement with Lighthouse contains, and our future loan arrangements, if any, may contain, terms prohibiting or limiting the amount of dividends that may be declared or paid on our Common Stock. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

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Risks Related to this Offering

There is currently no market for our Common Stock and there can be no assurance that any market will ever develop. You may therefore be unable to re-sell shares of our Common Stock at times and prices that you believe are appropriate.

Our Common Stock is not listed on a national securities exchange or any other exchange, or quoted on an over-the-counter market. Therefore, there is no trading market, active or otherwise, for our Common Stock and our Common Stock may never be included for trading on any stock exchange, automated quotation system or any over-the-counter market. Accordingly, our Common Stock is highly illiquid and you will likely experience difficulty in re-selling such shares at times and prices that you may desire.

Our Common Stock may not be eligible for listing or quotation on any securities exchange or over-the-counter trading system.

We do not currently meet the initial quantitative listing standards of any national securities exchange or over-the-counter trading system. We cannot assure you that we will be able to meet the initial listing standards of any national securities exchange, or, if we do meet such initial listing standards, that we will be able to maintain any such listing. Further, will be required to meet certain requirements, including prescribed periods of time trading over-the-counter and minimum filings of periodic reports with the SEC, before we are eligible to apply for listing on a national securities exchanges. We intend to contact an authorized market maker for an over-the-counter quotation system for sponsorship of our common stock, but we cannot guarantee that such sponsorship will be approved and our common stock listed and quoted for sale. Even if our common stock is quoted for sale on an over-the-counter quotation system, buyers may be insufficient in numbers to allow for a robust market and it may prove impossible to sell your shares. In addition, an investor may find it difficult to obtain accurate quotations as to the market value of our common stock. In addition, if we fail to meet the criteria set forth in SEC regulations, various requirements would be imposed by law on broker-dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling our common stock, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our common stock, the market price for our common stock and trading volume could decline.

The trading market for our Common Stock will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Common Stock, the market price for our Common Stock would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Common Stock to decline.

USE OF PROCEEDS

We will not receive any proceeds from the sales of shares of our Common Stock by the Selling Stockholders.

DETERMINATION OF OFFERING PRICE

The Selling Stockholders may only sell their shares of our Common Stock pursuant to this prospectus at a fixed price of $1.50 per share until such time as our Common Stock is quoted on the OTCQB or another public trading market for our Common Stock otherwise develops. In order to be quoted on the OTCQB, a market maker must file an application on our behalf in order to make a market for our Common Stock. At and after such time, the Selling Stockholders may sell all or a portion of their shares through public or private transactions at prevailing market prices or at privately negotiated prices.

In determining the initial offering price of $1.50 per share (as stated above), we considered our Company’s future prospects and those of our industry in general, our revenue, earnings and certain other financial and operating information in recent periods and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. We cannot assure you that the prices at which the Shares will sell in the public market after our Common Stock is listed or trading on an exchange or automated quotation system or quoted on the OTCQB Market (if ever) will not be lower than the initial offering price or that an active trading market in our common stock will develop or continue if developed.

MARKET PRICE OF AND DIVIDENDS ON THE COMPANY’S

COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

There is not currently, and there has never been, any market for any of our Common Stock. Our Common Stock is not eligible for trading on any national securities exchange and are not quoted for sale on any over-the-counter markets, including the OTCQB.

Holders

As of January 9, 2026, there were 128 holders of record of our Common Stock.

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Dividend Policy

We have not paid any dividends since our incorporation and do not anticipate the payment of dividends in the foreseeable future. At present, our policy is to retain earnings, if any, to develop and market our products and implement our business plan. The payment of dividends in the future will depend upon, among other factors, our earnings, capital requirements, and operating financial conditions.

SELLING STOCKHOLDERS

This prospectus relates to the potential offer and resale by the Selling Stockholders identified in this prospectus or their permitted transferees (the “Selling Stockholders”) of 16,083,036 shares of our common stock, $0.0001 par value per share, (the “Common Stock”) consisting of (i) up to 6,504,017 shares of Common Stock issued as part of the units sold in the private placement completed in September and October 2025, with a purchase price of $1.50 per unit, (ii) up to 1,537,501 shares of Common Stock through the purchase of simple agreement for future equity vehicles (“SAFE”) automatically converted into units, sold in the private placement completed in September and October 2025 at a purchase price of $1.20 per unit, and (iii) up to 8,041,518 shares of Common Stock issuable upon exercise of warrants sold in such private placement, with an exercise price of $1.50 per share.

Private Placement Offering

Immediately after the closing of the Merger, the Company also sold in a private placement 5,344,623 units (the “Units”) at a purchase price of $1.50 per Unit, each consisting of (i) one share of Common Stock and (ii) a warrant to purchase one share of Common Stock at an exercise price of $1.50 per share, exercisable from the issuance date until one (1) year after the Common Stock is trading on a national securities exchange or any other exchange or quoted on an over-the-counter market (an “Approved Market”). In addition, certain officers, directors, shareholders and employees of Private Palomino raised proceeds prior to the Merger (“Insider Investments”) through the purchase of simple agreement for future equity vehicles (“SAFEs”). These holders converted their SAFEs into Units in the Offering at a per Unit purchase price of $1.20 per Unit for an aggregate of $1,845,000 of Units.

The warrants have an exercise price of $1.50 per share and a term of one (1) year after commencement of trading on an Approved Market and will be exercisable solely for cash.

In conjunction with the private placement, the Company entered into a registration rights agreement with certain purchasers of the Units. The Company agreed to file a registration statement with the Securities and Exchange Commission to register the re-sale of the maximum number of shares of Common Stock and warrants covered in the private placement and use commercially reasonable efforts to cause the registration statement to be declared no later than 120 days after its initial filing date.

The Selling Stockholders, may, from time to time, offer and sell pursuant to this prospectus any or all of the shares referred to above. The Selling Stockholders may also sell, transfer or otherwise dispose of all or a portion of their shares in transactions exempt from the registration requirements of the Securities Act.

The Selling Stockholders may sell some, all or none of its shares. We do not know how long the Selling Stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the Selling Stockholders regarding the sale of any of the shares.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act. The percentage of shares beneficially owned prior to the offering is based on 18,770,686 shares of our Common Stock outstanding as of January 9, 2026.

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The following table sets forth the shares beneficially owned, as of January 9, 2026 by the Selling Stockholders prior to the offering contemplated by this prospectus, the number of shares that the Selling Stockholders may offer and sell from time to time under this prospectus and the number of shares which the Selling Stockholders would own beneficially if all such offered shares are sold.

Name of Selling Stockholders	Beneficial Ownership Before the Offering	Shares of Common Stock Included in Prospectus(1)	Beneficial Ownership After the Offering(2)	Percentage of Ownership After the Offering(2)
Thierry De Kalbermatten(3)	333,332	333,332		-
Christofeel DeWitte(4)	146,666	146,666	-	-
Christian A Levie(5)	266,666	266,666	-	-
Stassi Anastassov(6)	573,332	573,332	-	-
Neil Baylis(7)	106,666	106,666	-	-
Michael Martin(8)	266,666	266,666	-	-
StoneX Financial Inc. C/F Jeff C Kleinschmidt IRA(9)	133,332	133,332	-	-
Michael B Carroll & Shelia J Carroll JTWROS(10)	100,000	100,000	-	-
Scott L Byer(11)	40,000	40,000	-	-
David B Brown(12)	66,666	66,666	-	-
Scott Edward Cunningham(13)	66,666	66,666	-	-
Mark A Fletcher(14)	66,666	66,666	-	-
Roberto Soler(15)	66,666	66,666	-	-
Eric Miller(16)	100,000	100,000	-	-
StoneX Financial Inc C/F Pat Schneider IRA(17)	66,668	66,668	-	-
Patrick Cutter(18)	66,668	66,668	-	-
Roberto Mendez & Eliana Cardenas JTWROS(19)	66,666	66,666	-	-
Tibor Nemes(20)	66,666	66,666	-	-
StoneX Financial Inc. C/F Tibor Nemes Roth IRA(21)	66,666	66,666	-	-
Anthony Paul Henshaw(22)	65,332	65,332	-	-
StoneX Financial Inc C/F Pranav Gupta IRA(23)	101,332	101,332	-	-
Marc Gilligan(24)	66,666	66,666	-	-
Michael C Bellard(25)	40,000	40,000	-	-
Gloria Lynn Roth(26)	40,000	40,000	-	-
Josef Keltjens & Beverly Warner Keltjens JTWROS(27)	66,666	66,666	-	-
Peter Kleinbichler(28)	40,000	40,000	-	-
Ulfar Haraldsson(29)	266,668	266,668	-	-
Donald E Garlikov(30)	600,000	600,000	-	-
Sean Moore(31)	33,332	33,332	-	-
Marvin Dale Martin(32)	40,000	40,000	-	-

22

Dr. Joshua J. Gooden & Janeen Gooden JTWROS(33)	66,666	66,666	-	-
Andrew S. Garner(34)	73,332	73,332	-	-
Chet I. Jewan(35)	66,666	66,666	-	-
Philip Wolfe(36)	33,332	33,332	-	-
James W Lees(37)	33,332	33,332	-	-
Philip A. Herve(38)	133,332	133,332	-	-
Pierre Haren(39)	33,332	33,332	-	-
Joseph A Messeh(40)	66,666	66,666	-	-
The Laskowski Revocable Trust DTD 09-20-2018(41)	40,000	40,000	-	-
Joel Blumberg & Shana Blumberg JTWROS(42)	18,666	18,666	-	-
Mark Kebadjian(43)	100,000	100,000	-	-
James Colthurst(44)	39,972	39,972	-	-
Mark Butt(45)	33,332	33,332	-	-
Nathan A Gooden & Jennifer D Gooden JTWROS(46)	333,332	333,332	-	-
StoneX Financial Inc. C/F Qinghua Rose Zhao R/O IRA(47)	666,664	666,664	-	-
William Attenborough(48)	133,332	133,332	-	-
Aaron Harris(49)	166,666	166,666	-	-
Darashaw Motashaw(50)	66,666	66,666	-	-
Gregory Tanzer(51)	33,332	33,332	-	-
Philip Todd Herndon(52)	666,668	666,668	-	-
Andrew Greg Withers(53)	33,332	33,332	-	-
Robert John Kline-Schoder Rev Living Trust Dtd 01-27-95(54)	33,332	33,332	-	-
Gunnar Stolze(55)	66,666	66,666	-	-
Surendranath Kavuri(56)	266,666	266,666	-	-
Luc Lissoir(57)	66,666	66,666	-	-
Gerard A Cardinet & Michelle J Cardinet JTWROS(58)	44,000	44,000	-	-
Spartanburg Nephrology Associates PA PSP FBO Lawrence(59)	33,332	33,332	-	-
Nicholas M. Kullman(60)	66,666	66,666	-	-
Bernard Q. Petersen(61)	66,666	66,666	-	-
James Carpenter(62)	33,332	33,332	-	-
Joel Cherande(63)	133,332	133,332	-	-
Bryan J. Hanks & Michelle B Hanks JTWROS(64)	66,666	66,666	-	-
Michael Doherty(65)	400,000	400,000	-	-

23

Lexecon Pension Trust(66)	113,332	113,332	-	-
Kitt And Caboodle AS(67)	66,666	66,666	-	-
Stonex Financial Inc. C/F Jeremy J. Nelson IRA(68)	66,666	66,666	-	-
David G Watt(69)	66,666	66,666	-	-
Anand Srinivasan(70)	66,666	66,666	-	-
Sarbjit Johl(71)	66,666	66,666	-	-
Jurgen Hatheier(72)	33,332	33,332	-	-
James Kinnell(73)	66,666	66,666	-	-
Sanderson Living Trust UAD DTD 10/18/19 Howard M Sanderson & Hayli C Sanderson TTEES(74)	33,332	33,332	-	-
Bruce D. Singleton(75)	66,666	66,666	-	-
Carlos de Serpa Pimentel(76)	66,666	66,666	-	-
Carlo Wolf Tod(77)	66,666	66,666	-	-
Kirk W Flight Tessa Z Flight JTWROS(78)	133,332	133,332	-	-
Thomas S. Murray(79)	133,332	133,332	-	-
Raanan Semah(80)	33,332	33,332	-	-
Peter Sclafani & Lillian Sclafani JTWROS(81)	100,000	100,000	-	-
Joshua A. Hendryx & Ashley M Hendryx JTWROS(82)	66,666	66,666	-	-
Bartley Mcelroy(83)	133,332	133,332	-	-
The Goldstein 2019 Dynastic Trust(84)	200,000	200,000	-	-
Stonex Financial Inc C/f Carols Javier Jurado IRA(85)	40,000	40,000	-	-
Bobby Mahallati(86)	66,666	66,666	-	-
Mark Forcier(87)	33,332	33,332	-	-
Bruce Ghrist Living Trust OTO 08/22/2016 Bruce C Ghrist TTEE(88)	40,000	40,000	-	-
Constantine D. Koutras(89)	66,666	66,666	-	-
Peter F. Zichelle(90)	66,666	66,666	-	-
Mario F. Koehler(91)	26,666	26,666	-	-
Stonex Financial Inc C/F William B Mcpherson IRA(92)	33,332	33,332	-	-
John A. Komlos(93)	33,332	33,332	-	-
Neil Snowdon(94)	18,000	18,000	-	-
Bernard Doering(95)	14,132	14,132	-	-
Carnahan Trust Kevin Carnahan & Laurie B Carnahan Co TTEES(96)	133,332	133,332	-	-

24

Jorge H. Lavignasse & Jacqueline Lubbe JTIN(97)	40,000	40,000	-	-
Jay Bharatiya(98)	33,332	33,332	-	-
Daniel P. Wikel(99)	300,000	300,000	-	-
Colin S. Dunn(100)	40,000	40,000	-	-
Timothy William Lahey(101)	200,000	200,000	-	-
Anthony Michael Barkett(102)	200,000	200,000	-	-
Mathew David August (103)	266,668	266,668	-	-
Fernando Da Costa Gomez(104)	66,666	66,666	-	-
Philippe Chauffard(105)	133,332	133,332	-	-
Davoli Pty Ltd(106)	1,333,332	1,333,332	-	-
Steven DenBaars(107)	250,000	250,000	-	-
Jeffrey Shealy(108)	1,666,666	1,666,666	-	-
Richard Ogawa(109)	250,000	250,000	-	-
James R. Shealy(110)	100,000	100,000	-	-
Erica C. Honick(111)	125,000	125,000	-	-
Eric Cerini(112)	125,000	125,000	-	-
Isik Kizilyalli(113)	83,334	83,334	-	-
James Raring(114)	125,000	125,000	-	-
Jason Tu(115)	83,334	83,334	-	-
Maggie Nguyen(116)	83,334	83,334	-	-
Michael Shealy(117)	160,000	160,000	-	-
Catherine Sinclair(118)	123,334	123,334	-	-

(1)	Such amount of Common Stock is solely for the purposes of making a good faith estimate as to the number of shares issuable and required to be registered pursuant to this registration statement.
(2)	The “Beneficial Ownership After the Offering” assumes the sale of all of the shares offered by the Selling Stockholders pursuant to this prospectus.
(3)	Includes (a) 166,666 shares of Common Stock issued in connection with the units and (b) 166,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(4)	Includes (a) 73,333 shares of Common Stock issued in connection with the units and (b) 73,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(5)	Includes (a) 133,333 shares of Common Stock issued in connection with the units and (b) 133,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(6)	Includes (a) 286,666 shares of Common Stock issued in connection with the units and (b) 286,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(7)	Includes (a) 53,333 shares of Common Stock issued in connection with the units and (b) 53,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(8)	Includes (a) 133,333 shares of Common Stock issued in connection with the units and (b) 133,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.

25

(9)	Includes (a) 66,666 shares of Common Stock issued in connection with the units and (b) 66,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(10)	Includes (a) 50,000 shares of Common Stock issued in connection with the units and (b) 50,000 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(11)	Includes (a) 20,000 shares of Common Stock issued in connection with the units and (b) 20,000 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(12)	Includes (a) 33,333 shares of Common Stock issued in connection with the units and (b) 33,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(13)	Includes (a) 33,333 shares of Common Stock issued in connection with the units and (b) 33,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(14)	Includes (a) 33,333 shares of Common Stock issued in connection with the units and (b) 33,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(15)	Includes (a) 33,333 shares of Common Stock issued in connection with the units and (b) 33,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(16)	Includes (a) 50,000 shares of Common Stock issued in connection with the units and (b) 50,000 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(17)	Includes (a) 33,333 shares of Common Stock issued in connection with the units and (b) 33,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(18)	Includes (a) 33,334 shares of Common Stock issued in connection with the units and (b) 33,334 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(19)	Includes (a) 33,333 shares of Common Stock issued in connection with the units and (b) 33,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(20)	Includes (a) 33,333 shares of Common Stock issued in connection with the units and (b) 33,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(21)	Includes (a) 33,333 shares of Common Stock issued in connection with the units and (b) 33,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(22)	Includes (a) 32,666 shares of Common Stock issued in connection with the units and (b) 32,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(23)	Includes (a) 50,666 shares of Common Stock issued in connection with the units and (b) 50,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(24)	Includes (a) 33,333 shares of Common Stock issued in connection with the units and (b) 33,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(25)	Includes (a) 20,000 shares of Common Stock issued in connection with the units and (b) 20,000 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(26)	Includes (a) 20,000 shares of Common Stock issued in connection with the units and (b) 20,000 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.

26

(27)	Includes (a) 33,333 shares of Common Stock issued in connection with the units and (b) 33,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(28)	Includes (a) 20,000 shares of Common Stock issued in connection with the units and (b) 20,000 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(29)	Includes (a) 133,334 shares of Common Stock issued in connection with the units and (b) 133,334 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(30)	Includes (a) 300,000 shares of Common Stock issued in connection with the units and (b) 300,000 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(31)	Includes (a) 33,332 shares of Common Stock issued in connection with the units and (b) 33,332 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(32)	Includes (a) 20,000 shares of Common Stock issued in connection with the units and (b) 20,000 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(33)	Includes (a) 33,333 shares of Common Stock issued in connection with the units and (b) 33,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(34)	Includes (a) 36,666 shares of Common Stock issued in connection with the units and (b) 36,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(35)	Includes (a) 33,333 shares of Common Stock issued in connection with the units and (b) 33,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(36)	Includes (a) 16,666 shares of Common Stock issued in connection with the units and (b) 16,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(37)	Includes (a) 16,666 shares of Common Stock issued in connection with the units and (b) 16,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(38)	Includes (a) 66,666 shares of Common Stock issued in connection with the units and (b) 66,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(39)	Includes (a) 16,666 shares of Common Stock issued in connection with the units and (b) 16,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(40)	Includes (a) 33,333 shares of Common Stock issued in connection with the units and (b) 33,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(41)	Includes (a) 20,000 shares of Common Stock issued in connection with the units and (b) 20,000 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(42)	Includes (a) 9,333 shares of Common Stock issued in connection with the units and (b) ,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(43)	Includes (a) 50,000 shares of Common Stock issued in connection with the units and (b) 50,000 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(44)	Includes (a) 19,986 shares of Common Stock issued in connection with the units and (b) 19,986 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.

27

(45)	Includes (a) 16,666 shares of Common Stock issued in connection with the units and (b) 16,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(46)	Includes (a) 166,666 shares of Common Stock issued in connection with the units and (b) 166,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(47)	Includes (a) 333,332 shares of Common Stock issued in connection with the units and (b) 333,332 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(48)	Includes (a) 66,666 shares of Common Stock issued in connection with the units and (b) 66,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(49)	Includes (a) 83,333 shares of Common Stock issued in connection with the units and (b) 83,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(50)	Includes (a) 33,333 shares of Common Stock issued in connection with the units and (b) 33,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(51)	Includes (a) 16,666 shares of Common Stock issued in connection with the units and (b) 16,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(52)	Includes (a) 333,334 shares of Common Stock issued in connection with the units and (b) 333,334 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(53)	Includes (a) 16,666 shares of Common Stock issued in connection with the units and (b) 16,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(54)	Includes (a) 16,666 shares of Common Stock issued in connection with the units and (b) 16,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(55)	Includes (a) 33,333 shares of Common Stock issued in connection with the units and (b) 33,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(56)	Includes (a) 133,333 shares of Common Stock issued in connection with the units and (b) 133,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(57)	Includes (a) 33,333 shares of Common Stock issued in connection with the units and (b) 33,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(58)	Includes (a) 22,000 shares of Common Stock issued in connection with the units and (b) 22,000 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(59)	Includes (a) 16,666 shares of Common Stock issued in connection with the units and (b) 16,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(60)	Includes (a) 33,333 shares of Common Stock issued in connection with the units and (b) 33,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(61)	Includes (a) 33,333 shares of Common Stock issued in connection with the units and (b) 33,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(62)	Includes (a) 16,666 shares of Common Stock issued in connection with the units and (b) 16,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.

28

(63)	Includes (a) 66,666 shares of Common Stock issued in connection with the units and (b) 66,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(64)	Includes (a) 33,333 shares of Common Stock issued in connection with the units and (b) 33,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(65)	Includes (a) 200,000 shares of Common Stock issued in connection with the units and (b) 200,000 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(66)	Includes (a) 56,666 shares of Common Stock issued in connection with the units and (b) 56,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(67)	Includes (a) 33,333 shares of Common Stock issued in connection with the units and (b) 33,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(68)	Includes (a) 33,333 shares of Common Stock issued in connection with the units and (b) 33,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(69)	Includes (a) 33,333 shares of Common Stock issued in connection with the units and (b) 33,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(70)	Includes (a) 33,333 shares of Common Stock issued in connection with the units and (b) 33,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(71)	Includes (a) 33,333 shares of Common Stock issued in connection with the units and (b) 33,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(72)	Includes (a) 16,666 shares of Common Stock issued in connection with the units and (b) 16,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(73)	Includes (a) 33,333 shares of Common Stock issued in connection with the units and (b) 33,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(74)	Includes (a) 16,666 shares of Common Stock issued in connection with the units and (b) 16,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(75)	Includes (a) 33,333 shares of Common Stock issued in connection with the units and (b) 33,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(76)	Includes (a) 33,333 shares of Common Stock issued in connection with the units and (b) 33,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(77)	Includes (a) 33,333 shares of Common Stock issued in connection with the units and (b) 33,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(78)	Includes (a) 66,666 shares of Common Stock issued in connection with the units and (b) 66,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(79)	Includes (a) 66,666 shares of Common Stock issued in connection with the units and (b) 66,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(80)	Includes (a) 16,666 shares of Common Stock issued in connection with the units and (b) 16,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.

29

(81)	Includes (a) 50,000 shares of Common Stock issued in connection with the units and (b) 50,000 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(82)	Includes (a) 33,333 shares of Common Stock issued in connection with the units and (b) 33,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(83)	Includes (a) 66,666 shares of Common Stock issued in connection with the units and (b) 66,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(84)	Includes (a) 100,000 shares of Common Stock issued in connection with the units and (b) 100,000 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(85)	Includes (a) 20,000 shares of Common Stock issued in connection with the units and (b) 20,000 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(86)	Includes (a) 33,333 shares of Common Stock issued in connection with the units and (b) 33,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(87)	Includes (a) 16,666 shares of Common Stock issued in connection with the units and (b) 16,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(88)	Includes (a) 20,000 shares of Common Stock issued in connection with the units and (b) 20,000 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(89)	Includes (a) 16,666 shares of Common Stock issued in connection with the units and (b) 16,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(90)	Includes (a) 33,333 shares of Common Stock issued in connection with the units and (b) 33,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(91)	Includes (a) 13,333 shares of Common Stock issued in connection with the units and (b) 13,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(92)	Includes (a) 16,666 shares of Common Stock issued in connection with the units and (b) 16,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(93)	Includes (a) 16,666 shares of Common Stock issued in connection with the units and (b) 16,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(94)	Includes (a) 9,000 shares of Common Stock issued in connection with the units and (b) 9,000 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(95)	Includes (a) 7,066 shares of Common Stock issued in connection with the units and (b) 7,066 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(96)	Includes (a) 66,666 shares of Common Stock issued in connection with the units and (b) 66,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(97)	Includes (a) 20,000 shares of Common Stock issued in connection with the units and (b) 20,000 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(98)	Includes (a) 16,666 shares of Common Stock issued in connection with the units and (b) 16,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.

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(99)	Includes (a) 150,000 shares of Common Stock issued in connection with the units and (b) 150,000 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(100)	Includes (a) 20,000 shares of Common Stock issued in connection with the units and (b) 20,000 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(101)	Includes (a) 100,000 shares of Common Stock issued in connection with the units and (b) 10,000 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(102)	Includes (a) 100,000 shares of Common Stock issued in connection with the units and (b) 100,000 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(103)	Includes (a) 133,334 shares of Common Stock issued in connection with the units and (b) 133,334 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(104)	Includes (a) 33,333 shares of Common Stock issued in connection with the units and (b) 33,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(105)	Includes (a) 66,666 shares of Common Stock issued in connection with the units and (b) 66,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(106)	Includes (a) 666,666 shares of Common Stock issued in connection with the units and (b) 666,666 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(107)	Includes (a) 125,000 shares of Common Stock automatically converted from SAFEs into units and (b) 125,000 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(108)	Includes (a) 833,333 shares of Common Stock automatically converted from SAFEs into units and (b) 833,333 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(109)	Includes (a) 125,000 shares of Common Stock automatically converted from SAFEs into units and (b) 125,000 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(110)	Includes (a) 50,000 shares of Common Stock automatically converted from SAFEs into units and (b) 50,000 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(111)	Includes (a) 62,500 shares of Common Stock automatically converted from SAFEs into units and (b) 62,500 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(112)	Includes (a) 62,500 shares of Common Stock automatically converted from SAFEs into units and (b) 62,500 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(113)	Includes (a) 41,667 shares of Common Stock automatically converted from SAFEs into units and (b) 41,667 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(114)	Includes (a) 62,500 shares of Common Stock automatically converted from SAFEs into units and (b) 62,500 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(115)	Includes (a) 41,667 shares of Common Stock automatically converted from SAFEs into units and (b) 41,667 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(116)	Includes (a) 41,667 shares of Common Stock automatically converted from SAFEs into units and (b) 41,667 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(117)	Includes (a) 20,000 shares of Common Stock issued in connection with the units (b) 50,000 shares of Common Stock automatically converted from SAFEs into units and (b) 160,000 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.
(118)	Includes (a) 20,000 shares of Common Stock issued in connection with the units, (b) 41,667 shares of Common Stock automatically converted from SAFEs into units and (b) 123,334 shares of Common Stock issuable upon the exercise of warrants included in such units, which warrants have an exercise price of $1.50 per share.

Other than as disclosed above, none of the Selling Stockholders has had a material relationship with us or any of our affiliates other than as a stockholder at any time within the past three years.

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PLAN OF DISTRIBUTION

The Selling Stockholders and any of their respective pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on any trading market, stock exchange or other trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities covered hereby, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

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In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. We will pay certain fees and expenses incurred by us incident to the registration of the securities.

We intend to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information requirement under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Common Stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and are informing the Selling Stockholders of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

Penny Stock Rules

Our shares of Common Stock are subject to the “penny stock” rules of the Exchange Act. In general terms, “penny stock” is defined as any equity security that has a market price less than $5.00 per share, subject to certain exceptions. The rules provide that any equity security is considered to be a penny stock unless that security is registered and traded on a national securities exchange meeting specified criteria set by the SEC, authorized for quotation from the NASDAQ stock market, issued by a registered investment company, and excluded from the definition on the basis of price (at least $5.00 per share), or based on the issuer’s net tangible assets or revenues. In the last case, the issuer’s net tangible assets must exceed $3,000,000 if in continuous operation for at least three years or $5,000,000 if in operation for less than three years, or the issuer’s average revenues for each of the past three years must exceed $6,000,000.

Trading in shares of penny stock is subject to additional sales practice requirements for broker-dealers who sell penny stocks to persons other than established customers and accredited investors. Accredited investors, in general, include individuals with assets in excess of $1,000,000 or annual income exceeding $200,000 (or $300,000 together with their spouse), and certain institutional investors. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of the security and must have received the purchaser’s written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, the rules require the delivery prior to the first transaction, of a risk disclosure document relating to the penny stock. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the security. Finally, monthly statements must be sent disclosing recent price information for the penny stocks. These rules may restrict the ability of broker-dealers to trade or maintain a market in our Common Stock, to the extent it is penny stock, and may affect the ability of stockholders to sell their shares.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on our current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements.

Basis of Presentation

The following discussion highlights our results of operations and the principal factors that have affected our financial condition as well as our liquidity and capital resources for the periods described and provides information that management believes is relevant for an assessment and understanding of the statements of consolidated financial condition and results of operations presented herein. The following discussion and analysis are based on our unaudited condensed consolidated financial statements contained in this Quarterly Report, which we have prepared in accordance with United States generally accepted accounting principles. You should read the discussion and analysis together with such unaudited condensed consolidated financial statements and the related notes thereto.

Overview

The Company is a fabless semiconductor company pioneering the next generation of high-performance microLED-based optoelectronic solutions for data communication. Our mission is to enable ultra-high-speed, energy-efficient optical interconnects that replace legacy copper-based PCIe and Ethernet links in compute-intensive environments. The Company is commercializing a breakthrough platform built on advanced gallium nitride (GaN) compound semiconductor materials. This proprietary technology enables scalable and cost-efficient manufacturing of ultra-compact, high-speed optical transceivers, with significant improvements in power, size, and bandwidth density over traditional laser-based solutions. Its differentiated value proposition lies in leveraging high-efficiency microLEDs as optical sources in transceiver modules that can be seamlessly integrated into silicon packages or interposers. This approach unlocks the potential for high-density, chip-scale optical I/O—fundamentally reshaping the future of data movement in AI servers, data centers and high-performance computing systems. See “Description of Business” above.

On September 29, 2025, Unite and Private Palomino entered into the Merger Agreement, pursuant to which, among other things and subject to the satisfaction or waiver of the conditions set forth therein, the Merger was consummated. At the Effective Time of the Merger, Palomino survived as a wholly owned subsidiary of Unite and Unite was renamed “Palomino Laboratories Inc.” in connection with the Merger.

At the Effective Time, all outstanding shares of Private Palomino’s common stock were cancelled and automatically converted into shares of the Company’s common stock. Prior to the closing of the Offering the Company’s board of directors adopted an equity incentive plan reserving a number of shares of common stock equal to 15% of the shares to be outstanding after completion of the Merger and the final closing of the Offering, on a fully diluted basis (assuming exercise or conversion of all then-outstanding common stock equivalents), for the future issuance, at the discretion of the board of directors, of options and other incentive awards to officers, key employees, consultants and directors of the Company and its subsidiaries.

The sole holder of common stock of the Company prior to the Merger, Lucius Partners, retained 4,000,000 shares of common stock after the Merger, following cancellation of 1,000,000 shares of common stock. The Merger Agreement contained customary representations and warranties and pre- and post-closing covenants of each party and customary closing conditions.

The Offering

Immediately following the effective time of the Merger, we issued, in a private placement offering, 5,344,623 Units, for an aggregate purchase price of approximately $8.0 million, at a purchase price of $1.50 per Unit, with each Unit consisting of (i) one share of Common Stock, (ii) one warrant to purchase one share of Common Stock.

In connection with the Offering, the placement agent (a) was paid at each closing from the private placement proceeds a total cash commission of 10.0% of the aggregate gross purchase price paid by purchasers in the private placement at that closing, (b) was paid at each closing from the private placement proceeds a total non-allocable expense allowance equal to 2.0% of the aggregate gross purchase price paid by purchasers in the private placement at the closing, and (c) received (and/or its designees will receive) the placement agent warrants.

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Subsequent to September 30, 2025, there were two additional closings of the private placement offering, 1,159,394 Units, for gross proceeds of $1,739,091, at a purchase price of $1.50 per Unit, with each Unit consisting of (i) one share of common stock, (ii) a warrant representing the right to purchase one share of common stock, exercisable from issuance until one year after the final Closing of the private placement at an exercise price of $1.50 per share. 1,159,394 warrants were issued in connection with these additional closings.

Description of Warrants

The warrants will have an exercise price of $1.50 per share and a term of one (1) year after commencement of trading on an Approved Market and will be exercisable solely for cash.

The placement agent warrants will have an exercise price of $1.80 per share and a term of seven (7) years from the final closing of the Offering and will be exercisable for cash or on a cashless net exercise basis. The warrants will have “weighted average” anti-dilution protection, subject to customary exceptions, including but not limited to issuances of awards under the 2025 Equity Incentive Plan.

The warrants are equity-classified for accounting purposes.

The Merger was treated as a recapitalization and reverse acquisition for the Company for financial reporting purposes, and the Company is considered the acquirer for accounting purposes. As a result of the Merger and the change in the Company’s business and operations, a discussion of the past financial results of the Company is not pertinent, and under applicable accounting principles, the historical financial results of the Company, the accounting acquirer, prior to the Merger will be considered our historical financial results.

Since the Company’s inception in 2023, it has devoted substantially all of its efforts and financial resources to building the organization, including raising capital, organizing and staffing the company, business planning, and providing general and administrative support for these operations. Prior to the merger, the Company has funded its operations primarily with proceeds from the sale and issuance of SAFE Notes. From inception through September 30, 2025, the Company raised aggregate net proceeds of $1,845,000 from the issuance and sale of Simple Agreement for Future Equity (SAFE) Liabilities.

During the three and nine months ended September 30, 2025, the Company’s net losses were $1,824,837 and $2,420,589, respectively, and for the three and nine months ended September 30, 2024, the Company incurred a net losses of $6,334 and $6,235, respectively. Substantially all of its net losses have resulted from costs incurred from general and administrative costs associated with our operations.

The Company believes that its existing cash and cash equivalents balance, along with the proceeds from the private placement in October 2025, will be sufficient to support operations for at least one year from the issuance date of these unaudited condensed consolidated financial statements.

The Company expects to incur additional losses and negative cash flows for the foreseeable future as it continues to hire additional personnel, protects its intellectual property and grows its business. The Company will need to raise additional capital to support its continuing operations and pursue its long-term business plan. Financing activities may include, but are not limited to, public or private equity offerings, debt financings, or other sources. Such activities are subject to significant risks and uncertainties.

Uncertainty in the global economy presents significant risks to the Company’s business. the Company is subject to continuing risks and uncertainties in connection with the current macroeconomic environment, including increases in inflation, fluctuating interest rates, new or increased tariffs and other barriers to trade, changes to fiscal and monetary policy or government budget dynamics, recent bank failures, geopolitical factors, including the ongoing conflicts between Russia and Ukraine and in the Middle East and the responses thereto, and supply chain disruptions. While the Company is closely monitoring the impact of the current macroeconomic and geopolitical conditions on all aspects of the Company’s business, including the impacts on its employees, suppliers, vendors and business partners and the Company’s future access to capital, the ultimate extent of the impact on the Company’s business remains highly uncertain and will depend on future developments and factors that continue to evolve. Most of these developments and factors are outside the Company’s control and could exist for an extended period of time. the Company will continue to evaluate the nature and extent of the potential impacts to its business, results of operations, liquidity and capital resources.

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Operating Expenses

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and employee-related costs, including stock-based compensation, for personnel in executive, finance, and other administrative functions. Other significant costs include facilities related expenses, legal fees related to intellectual property and corporate matters, other professional fees for accounting, auditing and consulting services, and other administrative expenses.

The Company expects that its general and administrative expense will increase for the foreseeable future as it continues to support its operations to support the growth of its business. Following the Merger, the Company also expects increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums, board of director fees, investor relations costs and other expenses that it did not incur as a private company.

Other Income (Expense)

Change in fair value of SAFE notes

We assessed the SAFEs as liabilities under ASC 480. We carry the SAFEs at their estimated fair value at issuance and remeasure the estimated fair value through earnings until settled. The SAFEs were settled in connection with the Merger.

Interest Income

Interest income consists of interest earned from the Company’s cash and cash equivalents.

Results of Operations

The three months ended September 30, 2025, compared to the three months ended September 30, 2024

	Three Months Ended September 30,
	2025	2024	$ Change
Operating expenses:
General and administrative	$1,604,922	$1,234	$1,603,688
Total operating expenses	1,604,922	1,234	1,603,688
Loss from operations	(1,604,922)	(1,234)	(1,603,688)
Other income:
Change in fair value of SAFE notes	(219,952)	(6,450)	(213,502)
Interest income	37	1,350	(1,313)

Net loss	$(1,824,837)	$(6,334)	(1,818,503)

General and Administrative Expenses

General and administrative expenses were $1,604,922 for the three months ended September 30, 2025, compared to $1,234 in the same period of last year. The increase was primarily due to the increase in stock compensation expense due to issuance of restricted stock to the chief executive officer and director and various consultants of $1,256,750, increase in professional fees to assist the Company with public company readiness of approximately $80,000, University of California commitment to the engineering department of approximately $145,833 and increase in payroll expenses related to the chief executive officer and director of approximately $68,319.

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Change in fair value SAFE notes

We recognized a change in fair value of $219,952 related to the SAFE Notes for the three months ended September 30, 2025 versus $6,450 for the three months ended September 30, 2024. This change was mainly attributable to an increase in value given the conversion of the SAFE notes upon the success completion of the Merger.

Interest Income

For the three months ended September 30, 2025, and 2024, Company recognized $37 and $1,350, respectively, of interest income related to certain cash and cash equivalents.

The nine months ended September 30, 2025, compared to the nine months ended September 30, 2024

	Nine Months Ended September 30,
	2025	2024	$ Change
Operating expenses:
General and administrative	$1,960,195	$2,118	$1,958,077
Total operating expenses	1,960,195	2,118	1,958,077
Loss from operations	(1,960,195)	(2,118)	(1,958,077)
Other income:
Change in fair value of SAFE notes	(461,252)	(7,100)	(454,152)
Interest income	858	2,983	(2,125)

Net loss	$(2,420,589)	$(6,235)	(2,414,354)

General and Administrative Expenses

General and administrative expenses were $1,960,195 for the nine months ended September 30, 2025, compared to $2,118 in the same period of last year. The increase was primarily due to the increase in stock compensation expense due to issuance of restricted stock to the chief executive officer and various consultants of $1,423,380, increase in professional fees to assist the Company with public company readiness of approximately $200,000, University of California commitment to the engineering department of approximately $145,833 and increase in payroll expenses related to the chief executive officer of approximately $122,000.

Change in fair value SAFE notes

We recognized a change in fair value of $461,252 related to the SAFE Notes for the nine months ended September 30, 2025 versus $7,100 for the nine months ended September 30, 2024. This change was mainly attributable to an increase in value given the conversion of the SAFE notes upon the success completion of the Merger.

Interest Income

For the nine months ended September 30, 2025, and 2024, Company recognized $858 and $2,983, respectively, of interest income related to certain cash and cash equivalents.

LIQUIDITY AND CAPITAL RESOURCES

Source of Liquidity

Company has incurred net losses and negative cash flows from operations since its inception. Through September 30, 2025, Company has primarily funded its operations through the sale and issuance of SAFE notes, issuance of common stock through the private placement. The Company’s current capital resources, consisting of cash and cash equivalents, are expected to be sufficient to fund operations for at least the next twelve months from the issuance date of its condensed consolidated financial statements. Company’s future viability depends on its ability to generate cash from operating activities or to obtain additional capital to finance its operations. There can be no assurance that Company will be able to secure sufficient funding on acceptable terms, or at all, to continue its operations.

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Cash flows for the nine months ended September 30, 2025 and 2024

	Nine Months Ended September 30,
	2025	2024

Net cash (used in) provided by operating activities	$(390,793)	$830
Net cash provided by financing activities	8,152,705	-
Net increase in cash and cash equivalents	$7,761,912	$830

Operating Activities

Net cash used in operating activities was $390,793 for the nine months ended September 30, 2025. Cash used in operating activities reflected the Company’s net loss of $2,420,589 which was offset by non-cash charges of $461,252 related to the change in fair value of SAFE notes, $1,423,417 of stock-based compensation and changes in operating assets and liabilities of $145,127.

During the nine months ended September 30, 2024, cash provided by operating activities was $830. Cash provided by operating activities reflected the Company’s net loss of 6,235 and changes in operating assets and liabilities of $35, which was offset by non-cash charges of $7,100 related to the change in fair value of SAFE notes.

Financing Activities

During the nine months ended September 30, 2025 cash provided by financing activities primarily relates to issuance of SAFE notes resulting in proceeds of $1,695,000, issuance of common stock and warrants in the Offering resulting in proceeds of $8,016,937, offset by the payment of transaction costs of $1,559,252.

There were no financing activities for the nine months ended September 30, 2024.

Contractual Obligations and Commitments

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information under this item.

Critical Accounting Policies and Significant Judgements and Estimates

Management’s discussion and analysis of Company’s financial condition and results of operations is based on its financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America. The preparation of these unaudited condensed consolidated financial statements requires Company to make estimates and judgments that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities in its financial statements, as well as the reported expenses incurred during the reporting periods. Company bases its estimates on historical experience and on various other factors that Company’s management believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

While Company’s significant accounting policies are described in more detail in Note 2 to its unaudited condensed consolidated financial statements included elsewhere in this document, Company believes that the accounting policies discussed below are critical to understanding its historical and future performance, as these policies relate to the more significant areas that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on its financial condition or results of operations.

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Simple agreement for future equity (“SAFE”) notes

SAFE notes represent instruments that provide a form of financing to the Company and possess characteristics of both debt and equity instrument. The Company accounts for the SAFE note in accordance with the guidance in ASC 480, Distinguishing Liabilities from Equity. The Company first assessed whether the instrument meets the definition of a liability under ASC 480. The SAFE note includes terms that would affect the conversion of the note into shares based on the next round of financing. The SAFE instruments issued have the potential for cash settlement upon the occurrence of certain liquidity events. Accordingly, The SAFE note was determined to be a liability and recorded at fair value.

This liability is subject to re-measurement at each balance sheet date until a triggering event, equity financing, change in control or dissolution occurs, and any change in fair value is recognized in the Company’s statements of operations. The SAFE notes converted into common stock in connection with the Merger.

The fair value estimate includes significant inputs not observable in market, which represents a Level 3 measurement within the fair value hierarchy. The valuation uses probabilities considering pay-offs under various scenarios as follows: (i) an equity financing where the SAFE notes will convert into preferred stock; (ii) a liquidity event where the SAFE notes will convert into the greater of the cash-out amount or amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price and (iii) a dissolution event where the SAFE notes holders will receive a portion of the cash payout.

Share-based compensation

The Company measures equity classified share-based awards granted to employees, non-employees and directors based on the estimated fair value on the date of grant and recognizes compensation expense of those awards over the requisite service period, which is the vesting period of the respective award. The Company accounts for forfeitures as they occur. For share-based awards with service-based vesting conditions, the Company recognizes compensation expense on a straight-line basis over the service period. For share-based awards with performance conditions, the Company recognizes compensation when the performance condition is met. For share-based awards with accelerated provisions upon change in control, the Company recognizes the compensation expense when a change in control event occurs. The Company classifies share-based compensation expense in its unaudited condensed consolidated statements of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified. The share-based compensation is recorded in general and administrative expense in the condensed consolidated statement of operations. Fair value is determined using a combination of the probability weighted expected return method and option pricing model. The Company’s share-based awards comprise of restricted stock awards (RSA), fair value of which is measured based on the grant-date fair value of the restricted stock awards.

Estimating the fair value of share-based awards requires the input of subjective assumptions, including the estimated fair value of the Company’s common stock. The assumptions used in estimating the fair value of share-based awards represent management’s estimate and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, share-based compensation expense could be materially different for future awards.

Recent Accounting Pronouncements

See Note 2 to Company’s unaudited condensed consolidated financial statements found elsewhere in this document for a description of recent accounting pronouncements applicable to its unaudited condensed consolidated financial statements.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of September 30, 2025.

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Comparison of the years ended December 31, 2024 and 2023

The following table sets forth Palomino’s results of operations:

	Year Ended December 31,	For the period February 9, 2023 (Inception) to December 31,
	2024	2023	$ Change	% Change
Operating expenses:
General and administrative	$6,123	$15,722	$(9,599)	-61%
Total operating expenses	6,123	15,722	(9,599)	-61%
Loss from operations	(6,123)	(15,722)	9,599	-61%
Other income:
Change in fair value of SAFE notes	(13,550)	13,550	(27,100)	-200%
Interest income	3,475	4	3,471	86775%

Net loss	$(16,198)	$(2,168)	(14,030)	647%

Revenue

Palomino did not have revenues for the year ended December 31, 2024 or December 31, 2023.

Net Loss

Palomino had a net loss of $6,123 for year ended December 31, 2024 and $15,722 for the year ended December 31, 2024. This decrease was primarily due to the decrease in general and administrative expenses.

General and Administrative Expenses

General and administrative expenses decreased by $9,599 from $15,722 for the year ended December 31, 2023, to $6,123 for the year ended December 31, 2024. The decrease was primarily due to initial costs incurred with founding the Company that occurred in 2023.

Other Income

Change in fair value SAFEs

The change in SAFEs was mainly attributable to changes in probabilities of certain exit events occurring period over period.

Interest Income and Other

For the year ended December 31, 2024, and the year ended December 31, 2023, Palomino recognized $3,475 and $4, respectively, of interest income related to certain cash equivalents.

Liquidity and Capital Resources

Source of Liquidity

Palomino has incurred net losses and negative cash flows from operations since its inception. To date, Palomino has primarily funded its operations through the sale and issuance of SAFEs. The company’s current capital resources, consisting of cash and cash equivalents, along with the issuance of SAFEs in April, May and June 2025, are not expected to be sufficient to fund operations for at least the next twelve months from the issuance date of its audited and unaudited financial statements included in this Memorandum. These factors, individually and collectively, raise substantial doubt about Palomino’s ability to continue as a going concern. The company’s financial statements do not include any adjustments or reclassifications that might result from its potential inability to continue as a going concern. Palomino’s future viability depends on its ability to generate cash from operating activities or to obtain additional capital to finance its operations. There can be no assurance that Palomino will be able to secure sufficient funding on acceptable terms, or at all, to continue its operations.

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Cash Flows

The following table sets forth summary of Palomino’s cash flow activity for the year ended December 31, 2024 and the period ended December 31, 2023:

	For the Year Ended December 31,	For the period February 9, 2023 (Inception) to December 31,
	2024	2023

Net cash used in operating activities	$(4,870)	$(13,673)
Net cash provided by financing activities	-	153,200
Net (decrease) increase in cash and cash equivalents	$(4,870)	$139,527

Operating Activities

During the year ended December 31, 2024, cash used in operating activities was $4,870. Cash used in operating activities reflected Palomino’s net loss of $16,198 increased by changes in prepaids and other current assets of $3,468 and offset by noncash charges of $13,550 change in fair value of SAFEs and changes in accounts payable and accrued expenses of $1,246.

During the year ended December 31, 2023, cash used in operating activities was $13,673. Cash used in operating activities reflected Palomino’s net loss of $2,168 increased by noncash charges of $13,550 change in fair value of SAFEs and offset by changes in accounts payable and accrued expenses of $2,045.

Financing Activities

During the period ended December 31, 2023 cash provided by financing activities was $153,200. This activity primarily relates to issuance of SAFEs.

Contractual Obligations and Commitments

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information under this item.

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Key Agreements

Critical Accounting Policies and Significant Judgements and Estimates

Management’s discussion and analysis of Palomino’s financial condition and results of operations is based on its financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America. The preparation of these financial statements requires Palomino to make estimates and judgments that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities in its financial statements, as well as the reported expenses incurred during the reporting periods. Palomino bases its estimates on historical experience and on various other factors that Palomino’s management believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

While Palomino’s significant accounting policies are described in more detail in Note 2 to its financial statements included elsewhere in this Memorandum, Palomino believes that the accounting policies discussed below are critical to understanding its historical and future performance, as these policies relate to the more significant areas that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on its financial condition or results of operations.

Simple agreement for future equity (“SAFE”).

SAFEs represent instruments that provide a form of financing to the Company and possess characteristics of both a debt and equity instrument. The Company accounts for the SAFE in accordance with the guidance in ASC 480, Distinguishing Liabilities from Equity. The Company first assessed whether the instrument meets the definition of a liability under ASC 480. The SAFE includes terms that would affect the conversion of the note into shares based on the next round of financing. The SAFEs issued have the potential for cash settlement upon the occurrence of certain liquidity events. Accordingly, The SAFEs were determined to be a liability and recorded at fair value.

This liability is subject to re-measurement at each balance sheet date until a triggering event, equity financing, change in control or dissolution occurs, and any change in fair value is recognized in the Company’s statements of operations.

The fair value estimate includes significant inputs not observable in market, which represents a Level 3 measurement within the fair value hierarchy. The valuation uses probabilities considering pay-offs under various scenarios as follows: (i) an equity financing where the SAFE will convert into preferred stock; (ii) a liquidity event where the SAFE will convert into the greater of the cash-out amount or amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price and (iii) a dissolution event where the SAFE holders will receive a portion of the cash payout.

Recent Accounting Pronouncements

See Note 2 to Palomino’s financial statements found elsewhere in this Memorandum for a description of recent accounting pronouncements applicable to its financial statements.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements.

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DESCRIPTION OF BUSINESS

Overview

Palomino is a pre-revenue, technology company. We are developing a new way to move data faster and more efficiently using light instead of traditional wires. Our technology is built around microLEDs—tiny lights that can send data at extremely high speeds while using much less energy. This is especially important for big, power-hungry systems like artificial intelligence “AI” servers, cloud computing platforms, and supercomputers.

Today’s computers mostly use copper wires to send information (like what you would find in Ethernet cables), but those wires are hitting their limits in terms of band width, thermal performance and signal to noise. As data demands grow, we need faster, smaller, and more efficient ways to connect computer parts. That’s where Palomino comes in.

We are creating a tiny device called an optical transceiver, which sends and receives data using light. Instead of relying on bulky lasers, we’re using gallium nitride (GaN) microLEDs—a material that is great for building compact, powerful technology. Our design is small enough to be built directly into a computer chip or connector, which helps reduce size, improve performance, and save energy. Palomino has a licensing agreement with the University of California, Santa Barbara (UCSB) to use its advanced microLED technology in the development of our optical transceiver device. This partnership gives us access to research and intellectual property to help us advance our high-speed, energy-efficient data solutions and bring them to market.

This matters because AI and high-performance computing are growing fast, and the old methods of moving data just cannot keep up. Palomino’s technology intends to solve that problem by offering a new way to transmit massive amounts of data at chip-level speeds, using far less power and space than current methods.

What makes Palomino different? Palomino believes it has figured out how to use high-efficiency microLEDs in a way that can be manufactured using existing semiconductor processes. That means Palomino’s solution is not only powerful—it’s scalable and cost-effective.

At Palomino, we are a team of industry veterans with deep experience in semiconductors, optics, and advanced chip design. Our mission is to redefine how data flows inside the world’s most advanced computing systems.

Strategy and Market Focus

Palomino’s strategy is focused on becoming a leading technology enabler in the optical interconnect revolution, supporting the industry-wide transition from copper to optical solutions at the circuit board level. Palomino feels its strategy is critical for keeping up with the demands of modern computing. By replacing traditional copper wiring with light-based (optical) connections at the circuit board level, we aim to overcome key challenges like limited speed, high energy use, and signal loss. There are fundamental limitations of traditional copper interconnects and Palomino aims to reshape how data is moved within and between computing systems.

Our first wave of products targets short-reach, high-speed optical links for PCIe Gen 6+ and Ethernet backplanes, especially in markets where speed, latency, energy consumption, and interconnect density are critical. These segments include AI/ML servers, high-performance computing (HPC), and next-generation data center infrastructure, where performance bottlenecks are becoming increasingly unsustainable and existing technologies are starting to hit their limits. In these markets, the volume of data being processed is increasing rapidly, and current copper-based technologies are struggling to keep up.

By enabling compact, high-bandwidth, and low-power optical I/O, Palomino is well-positioned to drive adoption of chip-scale optical interconnects—delivering meaningful improvements in system performance and scalability for computer architectures.

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Technology Platform and Differentiation

Palomino’s proprietary microLED platform, built on gallium nitride (GaN) compound semiconductors, is engineered for seamless compatibility with existing high-volume manufacturing infrastructure. Our platform provides:

●	High-speed modulation supporting advanced data communication protocols: our microLEDs can switch on and off incredibly fast—measured in billions of times per second—making them ideal for today’s high-speed data networks. This bandwidth of modulation allows for rapid data transmission that meets the needs of cutting-edge communication standards, ensuring smooth and reliable performance even with demanding applications. Typical Ethernet connections transfer data at speeds up to 100 megabits per second. Our microLED technology is anticipated to achieve data transfer rates up to 100 times faster.
●	Low-power optical emission, optimized for environments with strict thermal restraints: our technology is designed to use very little energy when producing light, which helps reduce heat generation. This is especially important in tightly packed electronic systems where managing temperature is critical for reliability and performance. By keeping power consumption low, we help extend device lifespan and reduce cooling costs.
●	Monolithic integration enabling chiplet-scale optical I/O: our microLEDs can be directly integrated onto silicon-based platforms or other advanced materials, allowing optical connections to be built right at the chip level. This “chiplet-scale” integration makes it easier to create compact, efficient modules that handle data movement within and between chips, paving the way for smaller, faster computing devices.
●	Scalable wafer-level fabrication with high yield on large-diameter substrates ensuring cost-effective mass production: our microLEDs will use large semiconductor wafers, which allows us to produce many devices at once with consistent quality. High yield means most devices meet specifications, reducing waste and lowering production costs. This scalability ensures we can meet market demand without sacrificing reliability or affordability.

Unlike traditional Vertical-Cavity Surface-Emitting Laser (“VCSEL”) or edge-emitting laser modules, which often require precise fiber alignment and expensive packaging, our microLED-based modules emit light directly from the surface and can be bonded directly using advanced packaging methods. This approach significantly reduces assembly complexity, enhances integration with existing systems, and lowers the overall cost of the final product. By simplifying manufacturing while boosting performance, our technology offers a more efficient and scalable solution for next-generation optical interconnects.

Competitive Landscape

Today’s optical transceiver market is largely driven by VCSEL and edge-emitting laser technologies, with major contributions from industry leaders such as Lumentum Holdings Inc. (NASDAQ: LITE), Coherent Corp. (NASDAQ: COHR), Broadcom Inc. (NASDAQ: AVGO), and OSRAM Opto Semiconductors Inc. While these laser solutions have underpinned optical communication systems for decades, they are increasingly constrained by challenges related to scalability, packaging complexity, and integration—particularly in short-reach and board-level interconnect applications. As data transmission demands grow and system architectures evolve, these limitations underscore the need for next-generation optical solutions that offer greater efficiency, compactness, and compatibility with advanced integration platforms.

Emerging players like Avicena Tech. are pioneering microLED-based solutions for optical interconnects. However, Palomino believes its differentiated approach—leveraging GaN-based technology combined with a robust system-level integration roadmap—offers a unique and scalable path toward manufacturable, high-density optical I/O. Palomino has begun, and expects to continue, to leverage foundational research conducted at the UCSB, dating back to 2017, where the laboratories of Professors Steven DenBaars, one of Palomino’s co-founders, and Nobel Laureate Shuji Nakamura first demonstrated the origin of high-speed light-emitting diode (LED) communications. This breakthrough—referred to as OptiGaN (a type of LED fabrication process that leverages gallium nitride (GaN) material)—showcased the potential of gallium nitride (GaN)-based LEDs in enabling optical data transmission at unprecedented speeds, laying the groundwork for next-generation photonics applications.

We believe by leveraging a fabless business model (where we will design, develop, and market semiconductor products but not manufacture them) alongside proprietary device architectures and packaging intellectual property, we are uniquely positioned to redefine the cost and performance benchmarks of legacy optical technologies.

Palomino expects to compete using its leadership in GaN Materials, fabrication and device design. We plan to operate freely with patent protection on microLED structures and integration processes, developed by UCSB and Palomino. Palomino is driving efficiency in its core technology with superior energy-per-bit performance (<1pJ/bit) versus traditional optics.

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Target Markets and Customer Segments

Our vision is to revolutionize high-speed data communication in AI systems and data centers using energy-efficient, high-speed GaN microLED-based optical interconnects.

The addressable market, for Palomino’s high speed LED-based optical interconnects, encompasses several high-growth verticals, including:

●	Hyperscale data centers - large computing facilities—run by companies such as Amazon, Microsoft, Google, and Meta—demand ever-increasing bandwidth, energy efficiency, and density. As server-to-server and rack-to-rack data movement grows exponentially, there is a critical need for scalable optical interconnects that can reduce power consumption and latency, while supporting higher data rates and port densities.
●	AI/ML (Artificial Intelligence/Machine Learning) infrastructure providers - training and inference workloads for large AI models require high-bandwidth, low-latency communication between accelerators such as graphic processing units (“GPUs”) and custom AI chips. Optical I/O solutions that offer high-density connectivity and efficient data movement are essential for scaling these systems efficiently across multi-chip and multi-node architecture.
●	HPC cluster - HPC systems power scientific research, simulation, and complex data analysis, relying on ultra-low latency and high-throughput interconnects. As HPC clusters become more complex and data-intensive, optical technologies capable of supporting dense, energy-efficient communication between compute nodes become a critical enabler.
●	Semiconductor companies adopting chiplet architectures - as monolithic scaling approaches physical and economic limits, chiplet architectures are emerging as a path forward. These designs require high-speed, low-power interconnects between multiple dies. Optical I/O offers a compelling solution to the limitations of traditional electrical interconnects, enabling disaggregated, high-performance system design.
●	Networking original equipment manufacturer (“OEMs”) seeking low-latency optical interconnects - original equipment manufacturers in the networking space are increasingly seeking optical alternatives to traditional copper connections to reduce latency, increase bandwidth, and enable more compact system designs. Optical I/O solutions with integrated packaging and scalable manufacturing are poised to meet these evolving needs.

According to a BofA Global Research report published in June 2025, LightCounting estimates optical transceiver total assessable market “TAM” across datacom and telecom to grow to $43.4 billion by calendar year 2030 from $16.4 billion in calendar year 2024, a +18% compound annual growth rate or “CAGR”. These optical transceivers are sold by Coherent (NASDAQ: COHR), Lumentum Holdings Inc. (NASDAQ: LITE), and InnoLight Technology, among others.

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The same BofA report estimates that Marvell Technology Inc. estimates that its electro-optics interconnect business, comprising of components such as digital signal processors (DSPs), transimpedance amplifiers (TIAs), laser drivers, and silicon photonics (SiPho)—addresses a Serviceable Addressable Market (SAM) projected to grow from approximately $4.3 billion in calendar year 2023 to $19 billion by calendar year 2028.

Figure X. Optical Transceiver TAM opportunity from 2018 to 2030 (source: BofA Global Research).

Research & Development

Our R&D Focus: Building the Future of Data Movement

At Palomino, our research and development (R&D) efforts are the engine behind our innovation. We are not just improving current technology—we intend to create what’s next in high-speed data communication. We intend to develop ultra-high-speed 5 terabit-per-second (Tbps) optical links with superior energy and performance efficiency, engineered specifically for chip-to-chip and rack-to-rack data communication, surpassing the limitations of conventional interconnect technologies. We aim to revolutionize data interconnects by designing and deploying 5 Tbps optical links optimized for short-reach, high-bandwidth applications such as chip-to-chip and rack-to-rack communication. Our solution is intended to (i) deliver superior energy efficiency (targeting <1 pJ/bit), (ii) offer extremely low latency (<5 ns), (iii) enable compact integration into next-generation compute architectures and (iv) outperform existing electrical and optical interconnect technologies in data centers and high-performance computing environments.

By leveraging advancements in silicon photonics, WDM (Wavelength Division Multiplexing), and co-packaged optics, our goal is to eliminate traditional bandwidth and energy bottlenecks at the heart of AI high performance computing “HPC”, and cloud infrastructures.

Here is where we are focused and why it matters:

Smarter Materials for Better Performance: We are working on advanced ways to grow and process gallium nitride (GaN)—a powerful material that helps us build extremely efficient light-emitting devices. By improving how this material is made and used, we can create high-quality components that are easier and more cost-effective to produce at scale.

Faster MicroLED Designs: Our engineers are designing microLEDs—tiny light sources—so they can blink on and off extremely quickly, which is essential for moving data at ultra-high speeds. We also make sure they use very little energy, which is critical for AI systems and other technology that need to run fast without overheating.

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Bringing Light and Silicon Together: We are developing ways to combine our light-based technology with the everyday electronics (CMOS) found in nearly all chips. This combination makes it possible to build smaller, faster, and more energy-efficient data links directly inside computer chips—making next-gen systems more compact and cost-effective.

Solving the Heat Problem: High-speed computing creates a lot of heat, and if it’s not managed well, performance suffers. We’re designing special packaging to keep things cool, mechanically stable, and precisely aligned—so our devices can run reliably in real-world systems.

Why It Matters: Our R&D is about more than just invention—it’s about building practical, scalable solutions for the data-hungry technologies of the future. From AI to cloud computing, the world needs faster and more efficient ways to move data. Palomino’s research aims to make that possible. Our R&D team consists of Jeffrey Shealy, Steven DenBaars, Richard Ogawa, and several consultants.

In addition to our collaboration with UCSB, we are pursuing strategic collaborations with other technology leaders in the optical transceiver space and we intend to engage in government-backed initiatives to accelerate innovation and pre-qualify products for key customer applications. In pursuit of non-dilutive funding, Palomino intends to explore contract R&D funding from the U.S. Government to explore novel research concepts in the area of nanomaterials, LED devices, advanced packaging, and optical interconnect modules. No application have been started at this time, and Palomino is in the process of identifying appropriate programs.

Intellectual Property

Our IP portfolio includes U.S. and international patent applications across device architecture, materials integration, and optical packaging. We currently have multiple patent applications in process and continue to build IP around:

●	MicroLED chiplet integration.
●	High-density optical interconnect layouts.
●	Advanced GaN-based device designs.

We also maintain proprietary process flows, materials recipes, and device design know-how as trade secrets.

We have applied for the following patents:

AMPACC Ref. No.	Filing Date	Application Number	Patent Type	Patent Name	Current Status
996RO0001US	April 13, 2023	18/300,332	Non-provisional	Compact Ultra-Violet Laser Diode configured for LIDAR System for Air Turbulence Detection	Pending
996RO0002US	May 4, 2023	18/312,456	Non-provisional	Solar Blind Solid State Gallium containing Photodiode Device and related method	Issued
996RO0002US1	June 7, 2024	18/737,354	Non-provisional	Solar Blind Solid State Gallium containing Photodiode Device and related method	Pending
996RO0003US	July 26, 2023	18/359,780	Non-provisional	Integrated Ultra-Violet Laser Spectrometer and Method	Pending
996RO0004US	February 20, 2025	18/058,592	Non-provisional	Resonant Cavity Light Emitting Diode for Data Communication	Pending
996RO0005US	March 5, 2025	18/071,614	Non-provisional	III-Nitride Quantum Dot MicroLED for Data Communication	Pending

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Regulatory Compliance

Palomino will operate in full compliance with applicable U.S. export control laws and regulations, including the Export Administration Regulations (EAR) and the International Traffic in Arms Regulations (ITAR), particularly as they pertain to compound semiconductors and optoelectronic technologies.

Our modules and components will be evaluated for export classification, and in many cases will be designated under EAR99, a classification used for items that are subject to the EAR but not listed on the Commerce Control List (CCL). Items classified as EAR99 generally do not require a license for export, unless they are being shipped to a sanctioned country, end-user, or for a prohibited end-use. This designation facilitates broader international distribution while still falling under the purview of U.S. export control law.

To ensure ongoing compliance with these regulations, Palomino will eventually engage experienced outside export control advisors to evaluate our products and internal processes. This will include guidance on end-use screening, customer due diligence, and the proper classification and documentation of exports.

It is important to note that while Palomino’s hardware will be developed in compliance with U.S. export regulations, including those that enable dual-use commercial technologies, the final regulatory approval and responsibility for system-level deployment and operational compliance typically lies with the data service provider or integrator deploying the technology.

We remain committed to responsible innovation and the secure, lawful distribution of advanced optoelectronic components globally.

Manufacturing and Supply Chain

We retain internal control of our core epitaxy and device fabrication processes and are in the process of qualifying external foundry partners for scaling production. Substrate and wafer suppliers are being qualified to ensure long-term supply chain stability and redundancy. Currently, our only technology supplier is UCSB, for which we have a licensing agreement. However, this supplier is replaceable, as Palomino owns the trade secret governing the production process. The underlying technology is not rare, and comparable alternatives are available from other suppliers offering technically compatible solutions. As a result, we do not view supplier concentration as a material risk to our operations.

Our fabless model intends to enable capital-efficient growth and rapid iteration without the overhead of full-scale foundry operations.

We intend to commercialize and outsource the manufacturing of our products to a third-party manufacturer. Our fabless model will leverage established third-party manufacturing partners that are certified under internationally recognized ISO standards, ensuring high-quality, compliant production while maintaining flexibility and scalability.

Sales and Business Development

While we are pre-revenue company, Palomino has initiated early-stage technical and commercial discussions with Tier 1 hyperscale operators, semiconductor integrators, and OEMs seeking high-speed, low-power interconnect solutions. Such engagements focus on the market opportunity, system deployments plans and data specification for hardware.

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Palomino’s early market access strategy is designed to build credibility, accelerate validation, and establish a strong ecosystem presence. Key elements of this approach include:

●	Technical demonstrations and prototypes. We are actively developing and showcasing functional prototypes to demonstrate the performance, scalability, and manufacturability of our optical I/O solutions. These demonstrations serve as critical proof points for potential customers, partners, and investors.
●	Strategic partnerships with packaging and interposer solution providers. Collaborating with industry-leading packaging and interposer vendors allows us to co-develop integrated solutions optimized for performance, thermal efficiency, and manufacturability. These partnerships are essential for accelerating time-to-market and ensuring end-to-end system compatibility.
●	Participation in photonics industry consortia and standards bodies. Engaging with key industry groups and standards organizations enables us to contribute to the development of next-generation optical interconnect specifications, stay aligned with emerging trends, and position our technology within the broader ecosystem of interoperable solutions.

Palomino’s near term go-to-market strategy is planned to include the following initiatives: (a) continued partnering with UCSB as well as our intention to partner with Solid State Lighting & Energy Electronics Center (SSLEEC) for prototype development, (b) the ability to demonstrate 100 Gbps optical link performance using 8x8 microLED arrays, with ongoing performance validation, (c) pursue joint development agreements (JDAs) with data center operators and AI hardware vendors to align product design with end-user requirements, (d) engage in pilot deployments with AI hardware vendors and data centers, and (e) transition to volume manufacturing through partnerships with qualified foundries and outsourced semiconductor assembly and test (OSAT) providers. Palomino’s optical hardware solutions are expected to be sold through a hybrid go-to-market strategy that will include both direct sales and strategic distribution partnerships. For large-scale customers such as AI server manufacturers, hyperscale data centers, and advanced computing integrators, we plan to offer direct engagement to support customized integration, design collaboration, and performance optimization. At the same time, we anticipate being able to leverage a network of specialized distributors and ecosystem partners to broaden our market reach, accelerate adoption, and provide localized technical support. We believe this dual-channel approach will ensure flexibility, responsiveness, and scalability in bringing our microLED-based optical solutions to market.

Environmental Considerations

We are committed to sustainable operations and full regulatory compliance with all applicable federal, state, and local environmental standards. Our cleanroom operations and hazardous material handling will be managed by qualified third-party providers who adhere to industry best practices and maintain strict compliance with all relevant regulations.

We are not subject to any federal, state or local environmental laws or regulations concerning our products and we do not require any license to operate.

Facilities

Palomino is headquartered at 130 Castilian Drive, Suite 102, Goleta, California 93117. On November 26, 2026, the Company entered into a lease agreement for approximately 2,754 square feet of office space. The lease has a term of 36 months. Monthly rent under the lease is $6,058 for months 1 through 12, $6,240.56 for months 13 through 24, and $6,427.78 for months 25 through 36.

The Company believes that its current office facilities are adequate for its immediate and near-term operational needs.

Employees

As of January 9, 2026, we had 1 full time employee and no part-time employees. We believe that our future success will depend, in part, on our continued ability to attract, hire and retain qualified personnel.

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Legal Proceedings

From time to time, claims may be made against us in the ordinary course of business, which could result in litigation. Claims and associated litigation are subject to inherent uncertainties and unfavorable outcomes could occur, such as monetary damages, fines, penalties, or injunctions prohibiting us from selling one or more products or engaging in other activities. The occurrence of an unfavorable outcome in any specific period could have a material adverse effect on our results of operations for that period or future periods.

MANAGEMENT

Executive officers and directors

Below are the names of and certain information regarding the Company’s current executive officers and directors:

Name	Age	Position

Jeffrey B. Shealy, MBA, PhD	56	Co-Founder, President Chief Executive Officer and director

Jason Tu	30	Chief Accounting Officer and Treasurer

Prof. Steven Den Baars, PhD	63	Co-Founder and Director

Richard Ogaws, JD	63	Director and Secretary

Jeffrey B. Shealy is our Founder, President and Chief Executive Officer, as well as one of our directors. He has 30 years of experience in the radio frequency (“RF”)/wireless industry focused on building businesses around solid state materials and electron device innovation. Mr. Shealy was a co-founder and chief executive officer of Akoustis Technologies, Inc. from May 2014 until July 2024. He previously held the position of Vice President and General Manager at RF Micro Devices, Inc. (“RFMD”) (now Qorvo, Inc.) from October 2001 until May 2014. Mr. Shealy is a Howard Hughes Doctoral Fellow and spent seven (7) years with Hughes Electronics at Hughes Research Labs (now HRL Labs) and Hughes Network Systems (now Hughes). He previously founded RF Nitro, a GaN-RF Power Amplifier high-tech venture, which was acquired by RFMD in 2001. Mr. Shealy holds an MBA degree from Wake Forest University, Master of Science and Doctorate degrees in Electrical and Computer Engineering from University of California at Santa Barbara (“UCSB”), and a Bachelor of Science degree in Electrical and Computer Engineering from North Carolina State University.

Jason Tu is a finance and business professional with over a decade of experience guiding technology companies through critical growth stages, including IPO readiness, strategic finance, and capital planning. He has served as Finance Lead at d-Matrix Corporation since March 2024, where he drives company-wide financial planning, forecasting, and strategic analysis to support executive decision-making and long-term growth. From January 2022 to March 2024, Mr. Tu served as the Senior Finance Principal at SambaNova Systems, where he developed corporate-wide financial models, implemented KPI frameworks for SaaS operations, and streamlined procurement and reporting processes. Prior to that, from June 2021 to January 2022, Mr. Tu served as Senior Strategic Finance Analyst at Metromile, where he supported the company’s acquisition by Lemonade through due diligence, carve-out modeling, and budget management. Mr. Tu was a Senior Associate in KPMG’s M&A Deal Advisory practice from August 2019 to March 2021, where he conducted financial diligence for private equity and corporate clients, supporting both buy-side and sell-side transactions. Mr. Tu holds dual Bachelor of Science degrees in Finance and Accountancy from Arizona State University, and is a Certified Public Accountant (California, inactive).

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Steven P. DenBaars is a Distinguished Professor of Materials and Co-Director of the Solid-State Lighting and Energy Electronics Center at UCSB since 1998. Professor DenBaars joined UCSB in 1991 and currently holds the Mitsubishi Chemical Chair in Solid State Lighting and Displays. He is also a current Board member of Aeluma, a privately held start-up engaged in the manufacture high performance InGaAs sensors. Professor DenBaars was formerly a co-founder and board member of privately held GaN start-up companies, Soraa Inc. and Soraa Laser Diode Inc. Professor DenBaars has been in the compound semiconductor business for over 30 years starting with his prior work at Hewlett-Packard Optoelectronics division in 1988 and involvement in more than two LED companies and one laser diode company. Professor DenBaars’ specific research interests include growth of wide-band gap semiconductors (GaN based), and their application to Blue LEDs and lasers and energy efficient solid state lighting. This research has led to over 1,140 scientific publications and over 190 U.S. patents on electronic materials and devices. He has been awarded an NSF Young Investigator award, Young Scientist Award of the ISCS, IEEE Aron Kressel Award, ISCS Quantum Device Award (2021), and he is an IEEE Fellow. He was elected to the National Academy of Engineering (2012), and elected Fellow of the National Academy of Inventors (2014).

Richard Ogawa, JD is a licensed attorney and has served as a Partner at Ogawa Professional Corporation which he founded in February of 2010. Mr. Ogawa has served as General Counsel or Chief Intellectual Property Officer for experienced start-ups, building companies in both private and public markets in high technology. He has experience in running and growing public companies in the start-up phase and once they are fully capitalized. Prior to founding his corporation, Mr. Ogawa served as General Counsel at Inphi Corporation from January 2013 to April 2021. Mr. Ogawa served as the Chief Intellectual Property Officer at Khosla Ventures Companies from May 2008 to June 2013. Mr. Ogawa holds a Juris Doctor from University of the Pacific – McGeorge School of Law, and a Bachelor of Science in Chemical Engineering from University of California, Davis. Mr. Ogawa is licensed in the state of California. He is also a registered patent attorney with the U.S. Patent and Trademark Office.

Board of Directors

Each of our current directors will continue to serve until the election and qualification of his successor, or his earlier death, resignation, disqualification or removal.

Director Independence

Our securities are not listed on a national securities exchange or on any inter-dealer quotation system that has a requirement that a majority of directors be independent. However, we currently evaluate independence by the standards for director independence set forth in the Nasdaq Marketplace Rules. Under such rules and based on currently available information, our board of directors has determined that none of the members of the board of directors except for Richard Ogawa and Steven DenBaars are independent directors under Nasdaq Listing Rule 5605(a)(2).

Committees of our Board of Directors

We currently have no committees. Rather, the functions typically associated with auditing and other such committees are performed by our board of directors, which currently consists of two members, none of whom is considered independent.

Code of Conduct and Ethics

We have adopted a Code of Ethics that applies to our directors, officers, and all employees. The Code of Ethics addresses, among other matters, conflicts of interest and corporate opportunities, fair dealing, record-keeping and public disclosures, compliance with laws and corporate policies, confidentiality and corporate assets, and reporting and consequences of violations. The provisions of the Code of Ethics are intended to reflect current best practices and enhance the Company’s personnel’s understanding of the Company’s standards of ethical business practices, promote awareness of ethical issues that may be encountered in carrying out an employee’s or director’s responsibilities and improve clarity as to how to address ethical issues that may arise.

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Family relationships

There are no family relationships among any of our officers or directors.

Involvement in legal proceedings

There are no legal proceedings that have occurred within the past ten years concerning our directors, or control persons which involved a criminal conviction, a criminal proceeding, an administrative or civil proceeding limiting one’s participation in the securities or banking industries, or a finding of securities or commodities law violations.

EXECUTIVE COMPENSATION

Nathan P. Pereira served as President, Secretary, Chief Executive Officer, Chief Financial Officer and a director of Unite Acquisition 3 Corp. (“Unite”) from March 10, 2022 until the consummation of the Merger. He was paid $1,000 per month for his services as a director, or an aggregate of $12,000 for the year ended December 31, 2024, and an additional aggregate of $3,000 for the three months ended March 31, 2025. Following the Merger, the Company does not intend to provide its non-employee directors with annual cash compensation. Non-employee directors will be eligible to receive such equity grants or awards up to 50,000 shares of common stock as may be approved by the board in its discretion. Mr. Pereira resigned from all positions with Unite effective as of the closing of the Merger.

Employment Agreements

We entered into employment agreement with Jeffrey Shealy, dated April 4, 2025, for employing him as the President and Chief Executive Officer of Palomino with an effective date of April 14, 2025. Pursuant to this agreement, Mr. Shealy was paid $20,833.34 per month, on a semi-annual basis, and 4,000,000 shares of Palomino’s Common Stock, which was previously paid by way of restricted stock purchase agreements dated February 24, 2024 and March 24, 2025. The employment was made “at-will” and either party could terminate the agreement for any reason, with or without, cause or notice. Additionally, Mr. Shealy was required to sign a proprietary information and inventions agreement with customary terms and conditions.

Pension Benefits

We currently do not maintain any pension plan or arrangement under which our named executive officers are entitled to participate or receive post-retirement benefits.

DIRECTOR COMPENSATION

We do not currently compensate our directors for acting as such, although we may do so in the future. We reimburse our directors for reasonable expenses incurred in connection with their service as directors.

2025 Equity Incentive Plan

In connection with the Merger, we adopted the 2025 Equity Incentive Plan (the “EIP”), which was effective immediately prior to the consummation of the Merger. The principal purpose of the EIP is to attract, retain and motivate selected employees, consultants and non-employee directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

Administration

The EIP will be administered by our board of directors or a committee designated by our board. With respect to grants of awards to our officers or directors, the EIP will be administered by our Board or a designated committee in a manner that permits such grants and related transactions to be exempt from Section 16(b) of the Exchange Act. The plan administrator will have the full authority to select recipients of the grants, determine the extent of the grants, establish additional terms, conditions, rules, or procedures to accommodate rules or laws of applicable non-U.S. jurisdictions, adjust awards, and to take any other action deemed appropriate; however, no action may be taken that is inconsistent with the terms of the EIP.

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To the extent permitted by applicable law, the Board may delegate to a committee of one or more officers of the Company the authority to make awards or to take other actions pursuant to the EIP, but in no event shall an officer be delegated the authority to grant awards to, or amend awards held by, individuals who are subject to Section 16 of the Exchange Act, members of the Board, or officers to whom authority to grant or amend awards has been delegated. Any such delegation will be subject to the restrictions and limits that the Board specifies at the time of such delegation, and may be rescinded at any time by the Board.

Available Shares

Subject to adjustment upon certain corporate transactions or events, the maximum aggregate number of shares of common stock which may be issued pursuant to all awards under the EIP is 4,392,366 shares.

The share reserve described above will be increased by an amount up to four percent (4%) of the number of shares outstanding as of December 31 of the immediately preceding calendar year, commencing on the first day of the second fiscal year of the Company beginning after the Closing Date.

Any shares covered by an award that is forfeited, canceled, or expires will be deemed to have not been issued for purposes of determining the maximum aggregate number of shares which may be issued under the EIP. Shares that actually have been issued under the EIP pursuant to an award will not be returned to the EIP and will not become available for future issuance under the EIP, other than unvested shares that are forfeited or repurchased by us. In the event any option or other award granted under the EIP is exercised through the tendering of shares (either actually or through attestation), or in the event tax withholding obligations are satisfied by tendering or withholding shares, any shares so tendered or withheld are not again available for awards under the EIP. To the extent that cash is delivered in lieu of shares of common stock upon the exercise of an SAR, then we will be deemed, for purposes of applying the limitation on the number of shares, to have issued the number of shares of common stock which were otherwise issuable upon such exercise. Shares of common stock we reacquire on the open market or otherwise using cash proceeds from the exercise of options will not be available for awards under the EIP.

Dividends

No dividend or dividend equivalent will be paid on any unvested award, although the plan administrator may provide in an award agreement that dividends with respect to unvested portions of awards may accrue and be paid when and if the awards vest and shares are actually issued to the participant.

Eligibility and Types of Awards

The EIP will permit us to grant stock awards, including stock options, SARs (as defined below), restricted stock, RSUs (as defined below), and dividend equivalent rights to our employees, directors, and consultants.

Stock Options

A stock option may be an incentive stock option within the meaning of, and qualifying under, Section 422 of the Code, or a nonstatutory stock option. However, only our employees (or employees of our parent or subsidiaries, if any) may be granted incentive stock options. Incentive and nonstatutory stock options are granted pursuant to option agreements adopted by the plan administrator. The plan administrator will determine the exercise price for a stock option, within the terms and conditions of the EIP provided that the exercise price of a stock option cannot be less than 100% of the fair market value of our common stock on the date of grant (or 110% of the fair market value in the case of certain incentive stock options, as described below). Options granted under the EIP will become exercisable at the rate specified by the plan administrator.

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The plan administrator will determine the term of the stock options granted under the EIP up to a maximum of 10 years, except in the case of certain incentive stock options, as described below. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionholder may exercise any options otherwise exercisable as of the date of termination, but only during the post-termination exercise period designated in the optionholder’s stock option award agreement. The optionholder’s stock option award agreement may provide that upon the termination of the optionholder’s relationship with us for cause, the optionholder’s right to exercise his or her options will terminate concurrently with the termination of the relationship. If an optionholder’s service relationship with us, or any of our affiliates, ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or his or her estate or person who acquired the right to exercise the award by bequest or inheritance may exercise any vested options for a period of twelve (12) months. The option term may be extended in the event that exercise of the option within the applicable time periods is prohibited by applicable securities laws or such longer period as specified in the stock option award agreement but in no event beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (i) cash or check, (ii) a broker-assisted cashless exercise, (iii) the tender of common stock previously owned by the optionholder, (iv) a net exercise of the option, (v) past or future services rendered, and (vi) any combination of the foregoing methods of payment.

Unless the plan administrator provides otherwise, awards generally are not transferable, except by will or the laws of descent and distribution.

Incentive stock options may be granted only to our employees (or to employees of our parent company and subsidiaries, if any). To the extent that the aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to which incentive stock options are exercisable for the first time by an optionholder during any calendar year under any of our equity plans exceeds $100,000, such options will not qualify as incentive stock options and will instead be treated as nonstatutory stock options. A stock option granted to any employee who, at the time of the grant, owns or is deemed to own stock representing more than 10% of the voting power of all classes of our stock (or that of our parent or subsidiaries, if any) may not be an incentive stock option unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (ii) the term of the incentive stock option does not exceed five (5) years from the date of grant.

Stock Appreciation Rights

Stock appreciation rights (“SAR or SARs”) may be granted under the EIP either concurrently with the grant of an option or alone, without reference to any related stock option. The plan administrator will determine both the number of shares of common stock related to each SAR and the exercise price for an SAR, within the terms and conditions of the EIP, provided that the exercise price of an SAR cannot be less than 100% of the fair market value of the common stock subject thereto on the date of grant. In the case of an SAR granted concurrently with a stock option, the number of shares of common stock to which the SAR relates will be reduced in the same proportion that the holder of the stock option exercises the related option.

The plan administrator will determine whether to deliver cash in lieu of shares of common stock upon the exercise of an SAR. If common stock is issued, the number of shares of common stock that will be issued upon the exercise of an SAR is determined by dividing (i) the number of shares of common stock as to which the SAR is exercised multiplied by the amount of the appreciation in such shares, by (ii) the fair market value of a share of common stock on the exercise date.

If the plan administrator elects to pay the holder of the SAR cash in lieu of shares of common stock, the holder of the SAR will receive cash equal to the fair market value on the exercise date of any or all of the shares that would otherwise be issuable.

The exercise of an SAR related to a stock option is permissible only to the extent that the stock option is exercisable under the terms of the EIP on the date of surrender. Any incentive stock option surrendered will be deemed to have been converted into a nonstatutory stock option immediately prior to such surrender.

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Restricted Stock

Restricted stock awards are awards of shares of our common stock that are subject to established terms and conditions. The plan administrator sets the terms of the restricted stock awards, including the size of the restricted stock award, the price (if any) to be paid by the recipient, and the vesting schedule and criteria (which may include continued service to us for a period of time or the achievement of performance criteria). If a participant’s service terminates before the restricted stock is fully vested, all of the unvested shares generally will be forfeited to, or repurchased by, us.

Restricted Stock Units

A restricted stock unit (“RSU”) is a right to receive stock, cash equal to the value of a share of stock, or other securities, or a combination of the three at the end of a set period or the attainment of performance criteria. No stock is issued at the time of grant. The plan administrator sets the terms of the RSU award, including the size of the RSU award, the consideration (if any) to be paid by the recipient, vesting schedule, and criteria and form (stock or cash) in which the award will be settled. If a participant’s service terminates before the RSU is fully vested, the unvested portion of the RSU award generally will be forfeited to us.

Dividend Equivalent Rights

Dividend equivalent rights entitle the recipient to compensation measured by dividends paid with respect to a specified number of shares of common stock. The plan administrator sets the terms of any award of dividend equivalent rights.

Performance-Based Compensation

The EIP establishes procedures for the Company to grant performance-based awards, meaning awards structured so that they will vest only upon the achievement of performance criteria established by the plan administrator for a specified performance period. Performance criteria may be measured on an absolute (e.g., plan or budget) or relative basis, and may be established on a corporate-wide basis or with respect to one or more business units, divisions, subsidiaries or business segments, or may be established on an individual basis. Relative performance may be measured against a group of peer companies, a financial market index or other acceptable objective and quantifiable indices. The plan administrator will have the discretion to adjust the minimum level of achievement required for achievement of performance awards if the plan administrator determines that a change in our business, operations, corporate structure or capital structure, the manner in which we conduct our business, or other events or circumstances render the performance objectives unsuitable. The plan administrator will also have the discretion to adjust the performance objectives for other material events not originally contemplated when the performance objectives were established, such as extraordinary gains and losses, the effect of changes in accounting standards or principles, acquisitions or divestitures, changes in tax rules or regulations, capital transactions, restructuring, nonrecurring gains or losses or other unusual items.

The business measures that may be used to establish the performance criteria may include one of, or combination of, the following:

●	Net earnings or net income (before or after taxes);
●	Earnings per share;
●	Net sales growth;
●	Net operating profit;
●	Return measures (including, but not limited to, return on assets, capital, equity, or sales);
●	Cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital);
●	Cash flow per share;
●	Earnings before or after taxes, interest, depreciation, and/or amortization;

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●	Gross or operating margins;
●	Productivity ratios;
●	Share price (including, but not limited to, growth measures and total stockholder return);
●	Expense targets or ratios;
●	Charge-off levels;
●	Improvement in or attainment of revenue levels;
●	Operating efficiency;
●	Operating expenses;
●	Economic value added;
●	Improvement in or attainment of expense levels;
●	Improvement in or attainment of working capital levels;
●	Debt reduction;
●	Capital targets;
●	Consummation of acquisitions, dispositions, projects, or other specific events or transactions; or
●	Other significant business milestones.

Corporate Transactions

Effective upon the consummation of a corporate transaction, all outstanding awards under the EIP will terminate unless they are assumed in connection with the corporate transaction.

The plan administrator has the authority to determine, before or at the time of any corporate transaction, the impact that the corporate transaction will have on outstanding awards under the EIP. For example, the plan administrator may determine that (i) awards will vest and become exercisable, or that other restrictions on such awards will lapse, (ii) awards will be assumed by the surviving corporation in the corporate transaction or replaced with awards that have substantially equivalent terms, (iii) participants will receive a payment in satisfaction of outstanding awards, and (iv) in the case of options and SARs, participants will receive a payment in an amount equal to the amount, if any, by which the fair market value of the shares subject to award exceeds the exercise price. The plan administrator is not required to treat all awards in the same way.

Compensation Recovery (Clawback) Policy

All awards under the EIP will be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with any applicable compensation recovery, clawback, forfeiture or other similar policy adopted by our Board and as in effect from time to time or applicable law. Further, to the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of an award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the participant may be required to repay any such excess amount to the Company.

Amendment and Termination

Our board of directors generally may amend, suspend, or terminate the EIP. However, it may not amend the EIP without stockholder approval for certain actions, such as an increase in the number of shares reserved under the EIP, modifications to the provisions of the EIP regarding the grant of incentive stock options, modifications to the provisions of the EIP regarding the exercise prices at which shares may be offered pursuant to options, extension of the expiration date of the EIP, and certain modifications to awards, such as reducing the exercise price per share, canceling and regranting new awards with lower prices per share than the original prices per share of the cancelled awards, or canceling any awards in exchange for cash or the grant of replacement awards with an exercise price that is less than the exercise price of the original awards.

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Tax Withholding

The plan administrator may require a participant to satisfy any federal, state, local, or foreign tax withholding obligation relating to a stock award by (i) causing the participant to tender a cash payment, (ii) withholding shares of common stock from the shares of common stock issued or otherwise issuable to the participant in connection with the award, (iii) delivering to the Company already-owned shares of common stock, (iv) selling shares of common stock from the shares of common stock issued or otherwise issuable to the participant in connection with the award, (v) withholding cash from an award settled in cash or other amounts payable to the participant, and/or (vi) any other means that the plan administrator determines both to comply with applicable laws and be consistent with the purposes of the EIP.

Summary of U.S. Federal Income Tax Aspects Related to the EIP

The following summary is intended only as a general guide to certain U.S. federal income tax consequences under current law of participation in the EIP and does not attempt to describe all possible federal or other tax consequences of such participation or tax consequences based on any participant’s particular circumstances. The summary does not purport to be complete, and it does not address the tax consequences of the participant’s death, any tax laws of any municipality, state or foreign country in which a participant might reside, or any other laws other than U.S. federal income tax laws. Furthermore, the tax consequences are complex and subject to change, and a participant’s particular situation may be such that some variation of the described rules is applicable. Recipients of awards under the EIP should consult their own tax advisors to determine the tax consequences to them as a result of their particular circumstances.

Incentive Stock Options

A participant recognizes no taxable income for regular income tax purposes as a result of the grant or exercise of an incentive stock option qualifying under Section 422 of the Code.

If a participant holds stock acquired through exercise of an incentive stock option for more than two years from the date on which the option was granted and more than one year after the date the option was exercised for those shares, any gain or loss on a disposition of those shares (a “qualifying disposition”) will be a long-term capital gain or loss. Upon such a qualifying disposition, we will not be entitled to any income tax deduction.

If a participant disposes of underlying shares within two years after the date of grant of the option or within one year after the date of exercise of the option (a “disqualifying disposition”), the difference between the fair market value of the shares on the option exercise date and the exercise price (not to exceed the gain realized on the sale if the disposition is a transaction with respect to which a loss, if sustained, would be recognized) will be taxed to the participant as ordinary income at the time of disposition. Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. To the extent the participant recognizes ordinary income by reason of a disqualifying disposition, generally we will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) and other provisions of the Code limiting the deduction of compensation, and the satisfaction of a tax-reporting obligation) to a corresponding income tax deduction in the tax year in which the disqualifying disposition occurs.

The difference between the option exercise price and the fair market value of the shares on the exercise date of an incentive stock option is treated as an adjustment in computing the participant’s alternative minimum taxable income and may subject the participant to alternative minimum tax liability for the year of exercise. Special rules may apply after exercise for (i) sales of the shares in a disqualifying disposition, (ii) basis adjustments for computing alternative minimum taxable income on a subsequent sale of the shares, and (iii) tax credits that may be available to participants subject to the alternative minimum tax.

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Nonstatutory Stock Options

Options not qualifying as incentive stock options, along with options expressly designated as nonstatutory stock options, will be nonstatutory stock options having no special tax status. A participant generally recognizes no taxable income upon the grant of such an option so long as (i) the exercise price is not less than the fair market value of the stock on the date of grant, and (ii) the option (and not the underlying stock) at such time does not have a readily ascertainable fair market value (as defined in Treasury Regulations under the Code). Upon exercise of a nonstatutory stock option, the participant normally recognizes ordinary income in the amount of the difference between the option exercise price and the then-fair market value of the shares purchased. If the participant is an employee, such ordinary income amount will be subject to withholding of income and employment taxes. Generally, the Company will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) and other provisions of the Code limiting the deduction of compensation, and the satisfaction of a tax-reporting obligation) to an income tax deduction in the tax year in which such ordinary income is recognized by the participant.

Upon the disposition of stock acquired by the exercise of a nonstatutory stock option, any recognized gain or loss, based on the difference between the sale price and the fair market value on the exercise date, will be taxed as capital gain or loss, which will be short-term or long-term gain or loss, depending on the holding period of the stock.

Stock Appreciation Rights

A participant will not normally recognize taxable income upon the receipt of an SAR. Upon the exercise of an SAR, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the underlying shares of common stock on the exercise date over the exercise price. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The Company generally will be entitled to a deduction equal to the amount of ordinary income recognized by the participant in connection with the exercise of the SAR (subject to the requirement of reasonableness, the provisions of Section 162(m) and other provisions of the Code limiting the deduction of compensation, and the satisfaction of a tax-reporting obligation).

Restricted Stock

A participant acquiring restricted stock generally will recognize ordinary income equal to the difference between the fair market value of the shares on the Determination Date (as defined below) and their purchase price, if any. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes.

The determination date is the date on which the participant acquires the shares unless they are subject to a substantial risk of forfeiture and are not transferable, in which case the determination date is the earliest of  (i) the date the shares become transferable, (ii) the date the shares are no longer subject to a substantial risk of forfeiture, or (iii) the date the shares are acquired if the participant makes a timely election under Code Section 83(b) (“Determination Date”). If the shares are subject to a substantial risk of forfeiture and not transferable when issued, the participant may elect, pursuant to Section 83(b) of the Code, to have the date of acquisition be the determination date by filing an election with the Internal Revenue Service, and other provisions, no later than thirty (30) days after the date the shares are acquired.

Upon the taxable disposition of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the determination date, will generally be taxed as capital gain or loss; however, for any shares returned to the Company pursuant to a forfeiture provision, a participant’s loss may be computed based only on the purchase price (if any) of the shares and may not take into account any income recognized by reason of a Section 83(b) election. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year.

We generally will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) and other provisions of the Code limiting the deduction of compensation, and the satisfaction of a tax reporting obligation) to a corresponding income tax deduction in the year in which the ordinary income from restricted stock is recognized by the participant.

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Restricted Stock Units

A participant will not normally recognize taxable income upon receipt of an RSU award. In general, the participant will recognize ordinary income in the year in which the units vest and are settled in an amount equal to any cash received and/or the fair market value of any nonrestricted shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. We generally will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) and other provisions of the Code limiting the deduction of compensation, and the satisfaction of a tax reporting obligation) to an income tax deduction equal to the amount of ordinary income recognized by the participant.

Dividend Equivalent Rights

A recipient of dividend equivalent rights generally will recognize ordinary income at the time the dividend equivalent right is paid. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. We will generally be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) and other provisions of the Code limiting the deduction of compensation, and the satisfaction of a tax reporting obligation) to an income tax deduction equal to the amount of ordinary income recognized by the participant.

Other Awards

We generally will be entitled to an income tax deduction in connection with an award under the EIP in an amount equal to the ordinary income realized by the participant at the time the participant recognizes such income (subject to the requirement of reasonableness, the provisions of Section 162(m) and other provisions of the Code limiting the deduction of compensation, and the satisfaction of a tax-reporting obligation). Participants typically are subject to income (and employment) tax and recognize such tax at the time that an award is granted, exercised, vests, or becomes nonforfeitable, unless the award provides for a further deferral.

Section 409A

Section 409A of the Code (“Section 409A”) imposes certain requirements on nonqualified deferred compensation arrangements. Most awards granted under the EIP will be designed to qualify for an exemption from the requirements of Section 409A. Certain awards under the EIP, however, may be subject to the requirements of Section 409A in form and in operation. Awards that are subject to Section 409A will generally be designed to meet the conditions under Section 409A for avoiding the adverse tax consequences resulting from a failure to comply with Section 409A. If an award under the EIP is subject to Section 409A and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be before the compensation is actually or constructively received.

Also, if an award that is subject to Section 409A fails to comply with the requirements of Section 409A, Section 409A imposes an additional 20% tax on the participant’s compensation recognized as ordinary income, as well as interest on such deferred compensation.

Impact of Section 162(m) on Tax Deductibility of Awards Under the EIP

Section 162(m) of the Code limits the deductibility for federal income tax purposes of certain compensation paid to any of our covered employees in excess of $1 million. For purposes of Section 162(m), the term “covered employee” generally includes our chief executive officer, our chief financial officer, our three other most highly compensated officers, any individual who was a covered employee for any taxable year beginning after December 31, 2016, and, for any taxable year beginning after December 31, 2026, the next five highest-compensated employees. Compensation attributable to awards under the EIP either on its own or when combined with all other types of compensation received by a covered employee from the Company, may cause this limitation to be exceeded in any particular year. In addition, the Company’s ability to realize the benefit of any tax deductions described above depends on our generation of taxable income as well as the requirement of reasonableness, other limitations on deductions in the Code and the satisfaction of tax reporting obligations.

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EIP Benefits

The EIP does not provide for set benefits or amounts of awards and we have not approved any stock awards that are conditioned on stockholder approval of the EIP. We have not approved any stock awards under the EIP in connection with the Merger. All future awards to directors, executive officers, employees and consultants under the EIP are discretionary and cannot be determined at this time.

Limitation on Liability and Indemnification Matters

The Amended Bylaws provide that our directors and officers will be indemnified and advanced expenses by us to the fullest extent authorized or permitted by the DGCL as it now exists or may in the future be amended. In addition, the Amended Certificate provides that our directors and officers will not be personally liable to us or our stockholders for monetary damages for breaches of their fiduciary duty as directors or officers to the fullest extent permitted by the DGCL as it now exists or may in the future be amended.

The Amended Bylaws also permit us to purchase and maintain insurance on behalf of any officer, director, employee or agent of ours for any liability arising out of his or her status as such, regardless of whether the DGCL would permit indemnification.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of January 9, 2026, the number of shares of Common Stock beneficially owned by (i) each person, entity or group (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) known to the Company to be the beneficial owner of more than 5% of its outstanding shares of Common Stock; (ii) each of the Company’s directors (iii) each Named Executive Officer and (iv) all of the Company’s executive officers and directors as a group. The information relating to beneficial ownership of Common Stock by our principal stockholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person directly or indirectly has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to dispose or direct the disposition of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the SEC rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary interest. Unless otherwise indicated below, each person has sole voting and investment power with respect to the shares beneficially owned and each stockholder’s address is c/o Palomino Laboratories Inc., 313 Bryant Court, Palo Alto, CA, 94301.

The percentages below are calculated based on 18,770,686 shares of Common Stock issued and outstanding as of January 9, 2026.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned*	Percentage of Beneficial Ownership **
Named Executive Officers and Directors
Steven DenBaars	1,750,000	11.12%
Jeffrey Shealy	4,666,666	28.39%
Richard Ogawa	1,750,000	11.12%
Jason Tu	-	-
All current directors and executive officers as a group (4 persons)
5% Shareholders

* Beneficial ownership is determined in accordance with the rules of the SEC that generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those securities. Common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and to be beneficially owned by the person or group holding such options or warrants for the purpose of computing the percentage ownership of such person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group. Unless otherwise indicated, voting and investment power are exercised solely by the person named above or shared with members of such person’s household.

** Percent of class is calculated on the basis of the number of shares outstanding on the date of this prospectus plus the number of shares the person has the right to acquire within 60 days of the date of this prospectus.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND CORPORATE GOVERNANCE

Note Payable Shareholder

In connection with the Merger, the Company assumed a promissory note (the “Note”) with the sole stockholder of Unite pursuant to which Unite agreed to repay the sum of any and all amounts advanced to Unite or amount of expenses incurred on behalf of Unite on or before the date that Unite consummates a business combination with a private company or reverse takeover transaction or other transaction after which Unite would cease to be a shell company. Pursuant to the Note agreement, the Note is non-interest bearing unless an event of default occurs, as defined in the Note. The balance as of September 30, 2025 was $43,750. The entire Note was repaid in October 2025.

Note Payable – Lucius Partners Opportunity Fund, LP

In connection with the Merger, the Company assumed an Unsecured Promissory Note Agreement (the “LPOF Note”) with Lucius Partners Opportunity Fund, LP, an affiliate of the Company, with a principal amount of $275,000 and accrued interest balance of $30,468 as of September 30, 2025. The LPOF Note accrues 12% interest annually. The Note matures on October 28, 2025 and can be prepaid at any time without penalty. The balance of the LPOF Note and accrued interest as of September 30, 2025 was $275,000 and $30,468, respectively. The entire balance of LPOF Note and accrued interest was repaid in October 2025 amounting to $305,468.

Related party consulting arrangements

During the period ended September 30, 2025, the Company utilized consulting services provided by the son of Steven DenBaars (founding member and a director). The Company expensed $2,240 and $3,240 during the three and nine months ended September 30, 2025, for consulting services performed by the son of Steven DenBaars. No similar transaction occurred in the comparative prior period. There were $2,240 and $1,280 balances in accrued expenses and other liabilities as of September 30, 2025 and December 31, 2024, relating to unpaid amounts to the son of a Steven DenBaars.

On February 24, 2023, the Company entered into a consulting arrangement with Jeffrey Shealy (Chief Executive Officer and a director) to perform consulting services around the development of technology, financial planning, marketing strategies, intellectual property creation and operational management. To compensate Jeffrey for these services, the Company granted Jeffrey restricted stock (Note 8). In April 2025, Jeffrey and Private Palomino entered into a full-time employment agreement where Jeffrey will be the Chief Executive Officer (“CEO”). Jeffrey will earn an annual salary of $250,000 and typical employees benefits such as paid time off and insurance. The agreement has no term and either the Company or Jeffrey can terminate this agreement at any time.

During the quarter ended September 30, 2025, the Company entered into an RSA agreement with Erica Honick (Jeffrey Shealy’s wife) to assist the Company with various human resource services. In exchange for these services, the Company issued her 62,500 restricted stock awards (“RSAs”). As of September 30, 2025, Erica met certain performance criteria in order for all of her restricted stock awards to fully vest. See Note 8 for more information.

During the quarter ended September 30, 2025, the Company entered into an RSA agreement with James Shealy (Jeffrey Shealy’s brother) to assist the Company with being special advisor to the CEO, advise the Company on areas of semi-conductor services. Additionally, assisting in writing government grant proposals and other fund raising activities. In exchange for these services, the Company issued him 50,000 restricted stock awards. As of September 30, 2025, James met certain performance criteria in order for all of his restricted stock awards to fully vest. See Note 8 for more information on the consultant shares issued.

61

During the quarter ended September 30, 2025, the Company entered into an RSA agreement with Eric Cerini (Jeffrey’s father-in-law) to assist the Company with being a special advisor to the CEO and advise the Company on areas of management consulting for semi-conductors devices. In exchange for these services, the Company issued him 62,500 restricted stock awards. The awards vest over four years with a one-year cliff. See Note 8 for more information.

During the quarter ended September 30, 2025, the Company entered into an RSA agreement with Michael Shealy (Jeffrey Shealy’s brother) to assist the Company with being special advisor to the CEO and advise the company on areas of management consulting for semi-conductors devices. In exchange for these services, the Company issued him 50,000 restricted stock awards. The awards vest over four years with a one-year cliff. See Note 8 for more information.

During the quarter ended September 30, 2025, the Company entered into an RSA agreement with Catherine Sinclair (Jeffrey Shealy’s sister) to assist the Company with being a special advisor to the CEO and advise the Company on areas of lighting services applications. In exchange for these services, the Company issued her 41,667 restricted stock awards. The awards vest over four years with a one-year cliff. See Note 8 for more information.

During the quarter ended September 30, 2025, the Company entered into an RSA agreement with Maggie Nguyen (Richard Ogawa’s, Director, wife) to assist the Company with being a special advisor to the CEO and advise the company on areas of accounting, finance, payroll and benefits. In exchange for these services, the Company issued her 41,667 restricted stock awards. As of September 30, 2025, Maggie met certain performance criteria in order for all of her restricted stock awards to fully vest. See Note 8 for more information.

SAFE note

In April 2023, the Company issued SAFE notes in the amount of $50,000 each to the Jeffrey Shealy, Steven DenBaars and Richard Ogawa (founder and director) resulting in net proceeds of $150,000. In April, May and June 2025, the Company issued SAFEs to various consultants resulting in gross proceeds of $175,000 and related parties resulting in gross proceeds of $1,520,000. The SAFEs will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the discount price, which is defined as the lowest price per share of the preferred stock sold in the equity financing multiplied by the discount rate of 80%.

If there is a liquidity event before the termination of the SAFEs, the SAFEs will be automatically entitled (subject to the liquidation priority) to receive a portion of the proceeds, due and payable to each investor immediately prior to the liquidity event equal to the greater of (1) the purchase amount which is defined as the original investment amount (“cash-out amount”) or (2) the amount payable on the number of shares of common stock equal to the Purchase Amount divided by the Liquidity price, which is defined as the price per share equal to the fair market value of the common stock at the time of a liquidity event multiplied by 80%. If there is a dissolution event, then the investors will automatically be entitled to receive proceeds equal to cash-out amounts.

The SAFE note had no interest rate or maturity date, description of dividend and participation rights. The liquidation preference of the SAFE note is junior to other outstanding indebtedness and creditor claims, on par with payments for other SAFE notes and other preferred equity, and senior to payments for other equity of the Company that is not SAFE notes or preferred equity. Upon the consummation of the Merger, the SAFE notes were converted to common stock and warrants. (Note 3).

Shareholder note

In May 2023, the Company entered in a loan agreement (“Agreement”) with founding member in the amount of $3,140. The loan is due upon demand by the lender and thus classified as a current liability in the condensed consolidated balance sheets. The loan is interest free and unsecured. The Company can prepay the loan at any time without penalty. The balance as of September 30, 2025 and December 31, 2024 both was $3,140.

62

Lucius Partners Service Agreement and Unite’s Chief Executive Officer

Also effective March 10, 2022, Unite Acquisition entered into a services agreement with Lucius Partners, pursuant to which Unite Acquisition paid Lucius Partners a quarterly fee of $1,250 for advisory, accounting, and administrative support services. Unite Acquisition used the office space and equipment of its management under this agreement. This services agreement was terminated in connection with the Merger.

In connection with the Merger, the Company assumed a $7,000 payable due to Unite’s chief executive officer for services performed during his tenure as chief executive officer of Unite. This is included in accrued expenses and other liabilities on the condensed consolidated balance as of September 30, 2025. The entire balance was paid in October 2025.

DESCRIPTION OF SECURITIES

General

The following description summarizes important terms of our capital stock, the rights of such stock, certain provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and certain provisions of Delaware General Corporation Law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws, and applicable provisions of the Delaware General Corporation Law.

Authorized Capital

We have authorized capital stock consisting of 300,000,000 shares of Common Stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Company’s certificate of incorporation (including any preferred stock designation that relates solely to the terms of one or more outstanding classes or series of preferred stock if the holders of such affected classes or series are entitled, either separately or together with the holders of one or more other such classes or series, to vote thereon pursuant to this Certificate (including any Preferred Stock Designation) or pursuant to the DGCL.

There is no cumulative voting of the election of directors then standing for election. The Common Stock is not entitled to pre-emptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding up of our company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock after payment of liquidation preferences, if any, on any outstanding payment of other claims of creditors.

Preferred Stock

Our Board of Directors may issue preferred stock in one or more series without stockholder approval. Our Board of Directors may determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Private Placement Warrants

The warrants issued in the private placement have an exercise price of $1.50 per share and a term of one (1) year after commencement of trading on an Approved Market (as defined in the warrant) and will be exercisable solely for cash.

63

The warrants will have “weighted average” anti-dilution protection, subject to customary exceptions, including but not limited to issuances of awards under the 2025 Equity Incentive Plan.

The placement agent warrants have an exercise price of $1.80 per share and a term of seven (7) years from the final closing of the private placement and will be exercisable for cash or on a cashless net exercise basis.

The warrants are equity-classified for accounting purposes.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a person deemed an “interested stockholder” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date such person becomes an interested stockholder unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the price of our Common Stock.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the company.

Special Stockholder Meetings

Our certificate of incorporation bylaws provide that a special meeting of stockholders may be called only by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our certificate of incorporation and bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

The provisions of the Delaware General Corporation Law, our certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the price of our Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

SHARES ELIGIBLE FOR FUTURE SALE

Market sales of shares of our Common Stock after this Offering and from time to time, and the availability of shares for future sale, may reduce the market price of our Common Stock. Sales of substantial amounts of our Common Stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our Common Stock and could impair our future ability to obtain capital, especially through an offering of equity securities. After the effective date of the registration statement of which this Prospectus is a part, all of the shares registered in this Offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, unless the shares are purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act. The balance of shares which are not being registered will be eligible for sale pursuant to exemptions from registration. However, these shares not being registered are held by our management and other affiliates who are limited to selling only 1% of our issued and outstanding shares every 90 days.

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Our Common Stock is considered a “penny stock” and will continue to be considered a penny stock so long as it trades below $5.00 per share and, as such, trading in our Common Stock is subject to the requirements of Rule 15g-9 under the Securities Exchange Act of 1934. Under this rule, broker/dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements. The broker/dealer must make an individualized written suitability determination for the purchaser and receive the purchaser’s written consent prior to the transaction.

SEC regulations also require additional disclosure in connection with any trades involving a “penny stock,” including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and its associated risks. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from recommending transactions in our securities, which could severely limit the liquidity of our securities and consequently adversely affect the market price for our securities. In addition, few broker or dealers are likely to undertake these compliance activities. Other risks associated with trading in penny stocks could also be price fluctuations and the lack of a liquid market. See “Risk Factors.”

RULE 144

In general, under Rule 144, a person who has beneficially owned restricted shares for at least six months would be entitled to sell those securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and are current in filing our periodic reports. Persons who have beneficially owned restricted shares of Common Stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed 1% of the number of shares of Common Stock outstanding. Such sales by affiliates must also comply with the manner of sale and notice provisions of Rule 144 and to the availability of current public information about us.

LEGAL MATTERS

The validity of the issuance of the Common Stock offered by this prospectus will be passed upon for us by The Crone Law Group, P.C., New York, New York.

EXPERTS

The financial statements of Palomino Laboratories Inc. as of December 31, 2024 and 2023 and for the years then ended, included in this prospectus, have been so included in reliance on the report (which contains an explanatory paragraph regarding the Company’s ability to continue as a going concern) of KNAV CPA LLP an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act of 1933, as amended, or the Securities Act, with respect to the securities offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our securities, we refer you to the registration statement, including the exhibits filed as a part of the registration statement of which this prospectus forms a part. Statements contained in this prospectus concerning the contents of any contract or any other documents are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

You may access our annual reports on Forms 10-K, quarterly reports on Forms 10-Q, current reports on Forms 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Except for any documents that are incorporated by reference into this prospectus that may be accessed from our website, the information available on or through our website is not part of this prospectus. Our code of ethics and the charters of our Audit Committee, Compensation Committee and Nominating Committee are available through the “Governance” portion of our website.

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Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets as of December 31, 2024 and December 31, 2023	F-3

Statements of Operations for the year ended December 31, 2024 and for the period from February 9, 2023 (inception) to December 31, 2023	F-4

Statements of Changes in Stockholders’ Deficit for the year ended December 31, 2024 and for the period from February 9, 2023 (inception) to December 31, 2023	F-5

Statements of Cash Flows for the year ended December 31, 2024 and for the period from February 9, 2023 (inception) to December 31, 2023	F-6

Notes to Financial Statements	F-7

Condensed Consolidated Balance Sheets as of September 30, 2025 (Unaudited) and December 31, 2024	F-17

Condensed Consolidated Statements of Operations (Unaudited) for the Three and Nine Months ended September 30, 2025 and 2024	F-18

Condensed Consolidated Statements of Changes in Stockholders’ Equity (Deficit) (Unaudited) for the Three and Nine Months ended September 30, 2025 and 2024	F-19

Condensed Consolidated Statements of Cash Flows (Unaudited) for the Nine Months ended September 30, 2025 and 2024	F-20

Notes to Unaudited Condensed Consolidated Financial Statements	F-21

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Palomino Laboratories Inc.

Opinion on the financial statements

We have audited the accompanying balance sheets of Palomino Laboratories Inc. (the “Company”) as of December 31, 2024, and December 31, 2023, and the related statements of operations, stockholders’ deficit and cash flows for the year ended December 31, 2024, and for the period from February 09, 2023 (inception) through December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2024, and for the period from February 09, 2023 (inception) through December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Substantial doubt about the company’s ability to continue as a going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses from inception, has accumulated deficit and stockholders’ deficit. The Company expects to continue to generate operating losses for the foreseeable future. The ability of the Company to continue as a going concern is dependent upon management’s plan to raise additional capital from issuance of equity or receive additional borrowings from the issuance of common stock or additional SAFE note financing. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/KNAV CPA LLP

We have served as the Company’s auditor since 2025.

Atlanta, Georgia

August 08, 2025

PCAOB ID # 2983

F-2

palomino laboratories, inc.

BALANCE SHEETS

(all amounts in USD, except number of shares and per share data)

	December 31,
	2024	2023
Assets
Current Assets:
Cash and cash equivalents	$134,657	$139,527
Prepaids and other current assets	3,468	-
Total assets	$138,125	$139,527

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	3,291	2,045
Shareholder note	3,140	3,140
Total current liabilities	6,431	5,185
SAFE notes	150,000	136,450
Total liabilities	156,431	141,635

Commitments and contingencies (Note 5)

Stockholders’ deficit:
Common stock, $0.00001 par value; 10,000,000 shares authorized; 6,000,000 shares issued and outstanding at December 31, 2024 and 2023, respectively	60	60
Accumulated deficit	(18,366)	(2,168)
Total stockholders’ deficit	(18,306)	(2,108)
Total liabilities and stockholders’ deficit	$138,125	$139,527

The accompanying notes are an integral part of the financial statements.

F-3

Palomino laboratories, inc.

STATEMENTS OF OPERATIONS

(all amounts in USD, except number of shares and per share data)

	Year Ended December 31,	For the period February 9, 2023 (Inception) to December 31,
	2024	2023

Operating expenses:
General and administrative	$6,123	$15,722
Total operating expenses	6,123	15,722
Loss from operations	(6,123)	(15,722)
Other (expense) income:
Change in fair value of SAFE notes	(13,550)	13,550
Interest income	3,475	4
Net loss	$(16,198)	$(2,168)

Loss per common share - basic and dilutive net loss	$(0.008)	$(0.004)

Weighted average common shares outstanding - basic and dilutive	2,031,421	614,647

The accompanying notes are an integral part of the financial statements.

F-4

palomino laboratories, inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(all amounts in USD, except number of shares and per share data)

	Common Stock		Accumulated	Total Stockholders’
	Shares	Amount	Deficit	Deficit
Balance, February 9, 2023 (Inception)	6,000,000	$60	$-	$60
Net loss	-	-	(2,168)	(2,168)
Balance, December 31, 2023	6,000,000	60	(2,168)	(2,108)
Net loss	-	-	(16,198)	(16,198)
Balance, December 31, 2024	6,000,000	$60	$(18,366)	$(18,306)

The accompanying notes are an integral part of the financial statements.

F-5

palomino laboratories, inc.

STATEMENTS OF CASH FLOWS

(all amounts in USD)

	For the Year Ended December 31,	For the period February 9, 2023 (Inception) to December 31,
	2024	2023

Cash flows from operating activities:
Net loss	$(16,198)	$(2,168)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of SAFE notes	13,550	(13,550)
Changes in operating assets and liabilities:
Prepaids and other current assets	(3,468)	-
Accounts payable and accrued expenses	1,246	2,045
Net cash used in operating activities	(4,870)	(13,673)
Cash flows from financing activities:
Proceeds from issuance of SAFE notes	-	150,000
Proceeds from issuance of Shareholder note	-	3,140
Proceeds from issuance of restricted stock awards	-	60
Net cash provided by financing activities	-	153,200
Net (decrease) increase in cash and cash equivalents	(4,870)	139,527
Cash and cash equivalents at beginning of the period	139,527	-
Cash and cash equivalents at end of the period	$134,657	$139,527

The accompanying notes are an integral part of the financial statements.

F-6

palomino laboratories, inc.

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Operations and liquidity

Business Description

Palomino Laboratories, Inc., (the “Company”) was incorporated in the State of Delaware on February 9, 2023. The Company’s management has chosen December 31 for its fiscal year end.

The Company is a fabless semiconductor company pioneering the next generation of high-performance microLED-based optoelectronic solutions for data communication. Its mission is to enable ultra-high-speed, energy-efficient optical interconnects that replace legacy copper-based PCIe and Ethernet links in compute-intensive environments. Palomino is commercializing a breakthrough platform built on advanced gallium nitride (GaN) compound semiconductor materials. This proprietary technology enables scalable and cost-efficient manufacturing of ultra-compact, high-speed optical transceivers, with significant improvements in power, size, and bandwidth density over traditional laser-based solutions. Palomino’s differentiated value proposition lies in leveraging high-efficiency microLEDs as optical sources in transceiver modules that can be seamlessly integrated into silicon packages or interposers. This approach unlocks the potential for high-density, chip-scale optical I/O—fundamentally reshaping the future of data movement in AI servers, data centers, and high-performance computing systems. During the year ended December 31, 2024 and the period February 9, 2023 to December 31, 2023, the Company did not earn revenues and was considered in the development stage. However, the Company is in process of setting up revenue generating operations.

Going Concern

In accordance with Accounting Standards Codification (“ASC”) 205-40, Going Concern, the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. As of December 31, 2024, the Company had cash and cash equivalents of $134,657. In April, May and June of 2025, the Company issued an additional round of SAFE liabilities resulting in $1,695,000 of proceeds.

Additionally, the Company had an accumulated deficit of $18,366 at December 31, 2024, and incurred losses of $16,198 and $2,168 during the year ended December 31, 2024 and the period ended December 31, 2023, respectively. The Company expects to continue to generate operating losses for the foreseeable future. The Company does not believe that its cash and cash equivalents of $134,657 as of December 31, 2024, together with the aggregate proceeds of $1,695,000 from the SAFE liabilities offering, will be sufficient to fund its operating expenses for at least the next 12 months from issuance of these financial statements.

The Company’s financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not earned any revenue and has been operating at a loss since inception. The Company has an accumulated deficit and stockholders’ deficit. These conditions raise substantial doubt about its ability to continue as a going concern for one year from the issuance of these financial statements. The ability of the Company to continue as a going concern is dependent upon management’s plan to raise additional capital from issuance of equity or receive additional borrowings from the issuance of common stock or additional SAFE note financing. Management intends to finance operations over the next twelve months through additional issuance of equity or borrowings. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

The following is a summary of significant accounting policies consistently applied during the preparation of the accompanying financial statements.

F-7

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Any references in these notes to applicable guidance is meant to refer to GAAP as found in Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) promulgated by the Financial Accounting Standards Board (“FASB”). These financial statements are presented in United States Dollars (“USD”).

Emerging Growth Company

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934 (the “Exchange Act”) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when an accounting standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Estimates and assumptions are periodically reviewed, and the effects of the revisions are reflected in the accompanying financial statements in the period they are determined to be necessary. Significant estimates and assumptions made in the accompanying financial statements include, but are not limited to, realization of deferred tax assets, fair value of share-based awards and the fair value of simple agreement for future equity notes (each a “SAFE note”).

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date. The fair value standard outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. The Company uses the hierarchy prescribed in the accounting guidance for fair value measurements, based upon the available inputs to the valuation and the degree to which they are observable or not observable in the market. The three levels in the hierarchy are as follows:

●	Level 1 - Quoted prices (unadjusted) for identical assets or liabilities in active markets that are accessible as of the measurement date;

●	Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability; and

●	Level 3 - Unobservable inputs reflecting the Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

F-8

The carrying amounts of certain financial assets and liabilities, including prepaid and other current assets, accounts payable and accrued liabilities, and shareholder note approximate fair value because of the short maturity and liquidity of those instruments. The classification of assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement in its entirety.

Concentration of credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents, which at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company holds cash at financial institutions that the Company believes are good credit, quality financial institutions and limits the amount of credit exposure with any one bank and conducts ongoing evaluations of the creditworthiness of the banks with which it does business.

Significant Risks and Uncertainties Including Business

The Company is a newly incorporated company and has yet to commence full operations. As a result, the Company has a limited operating history upon which to evaluate the business and future prospects, which subjects it to a number of risks and uncertainties, including the ability to plan for and predict future growth. Since the Company’s founding, the Company has made progress towards setting up business operations.

The Company expects that it will need to raise additional capital to support its development and commercialization activities. Significant risks and uncertainties to the Company’s operations include failing to secure additional funding and the threat of other companies developing and bringing to market similar technology at an earlier time than the Company.

Cash and cash equivalents

Cash and cash equivalents includes all highly-liquid instruments with original maturities of three months or less. Cash equivalents consist primarily of amounts invested in certificates of deposits with bank.

Simple agreement for future equity (“SAFE”) notes

SAFE notes represent instruments that provide a form of financing to the Company and possess characteristics of both a debt and equity instrument. The Company accounts for the SAFE note in accordance with the guidance in ASC 480, Distinguishing Liabilities from Equity. The Company first assessed whether the instrument meets the definition of a liability under ASC 480. The SAFE note includes terms that would affect the conversion of the note into shares based on the next round of financing. The SAFE instruments issued have the potential for cash settlement upon the occurrence of certain liquidity events. Accordingly, The SAFE note was determined to be a liability and recorded at fair value.

This liability is subject to re-measurement at each balance sheet date until a triggering event, equity financing, change in control or dissolution occurs, and any change in fair value is recognized in the Company’s statements of operations.

The fair value estimate includes significant inputs not observable in market, which represents a Level 3 measurement within the fair value hierarchy. The valuation uses probabilities considering pay-offs under various scenarios as follows: (i) an equity financing where the SAFE notes will convert into preferred stock; (ii) a liquidity event where the SAFE notes will convert into the greater of the cash-out amount or amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price and (iii) a dissolution event where the SAFE notes holders will receive a portion of the cash payout.

There were no issuance cost incurred related to the SAFE note issuances during the period February 09, 2023 (inception) to December 31, 2023, and December 31, 2024.

Share-based compensation

The Company measures equity classified share-based awards granted to employees, non-employees and directors based on the estimated fair value on the date of grant and recognizes compensation expense of those awards over the requisite service period, which is the vesting period of the respective award. The Company accounts for forfeitures as they occur. For share-based awards with service-based vesting conditions, the Company recognizes compensation expense on a straight-line basis over the service period. The Company classifies share-based compensation expense in its statements of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified. Fair value is determined using a combination of the probability weighted expected return method and option pricing model. The Company’s share-based awards comprise of restricted stock awards (RSA), fair value of which is measured based on the grant-date fair value of the restricted stock awards, which was deemed insignificant at the inception of the Company.

F-9

General and Administrative Costs

General and Administrative costs are expensed as incurred and consist primarily of administrative and personnel-related expenses and professional fees.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, Income Taxes (“ASC 740”), from its inception. Under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company recognizes the tax benefits of uncertain tax positions only when the positions are “more likely than not” to be sustained assuming examination by tax authorities and determined to be attributed to the Company. The determination of attribution, if any, applies for each jurisdiction where the Company is subject to income taxes on the basis of laws and regulations of the jurisdiction. The application of laws and regulations is subject to legal and factual interpretation, judgement, and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations, and court rulings. Therefore, the actual liability of the various jurisdictions may be materially different from management’s estimate. As of December 31, 2024 and 2023, the Company does not have any unrecognized tax benefits.

Net loss per share

The Company adopted ASC 260, “Earnings per Share”, at its inception. Basic net loss per share of common stock is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during each period. Diluted net loss per share of common stock includes the effect, if any, from the potential exercise or conversion of securities, which would result in the issuance of incremental shares of common stock. For diluted net loss per share, the weighted-average number of shares of common stock is the same for basic net loss per share due to the fact that when a net loss exists, potentially dilutive securities are not included in the calculation when the impact is anti-dilutive. The following potentially dilutive securities have been excluded from the computation of diluted weighted-average shares of common stock outstanding, as they would be anti-dilutive:

	December 31,
	2024	2023

Unvested Restricted stock awards	3,250,000	4,750,000
Total	3,250,000	4,750,000

Segment information

In accordance with ASC 280, Segment Reporting (“ASC 280”), the Company identifies its operating segments according to how the Company’s business activities are managed and evaluated. ASC 280 establishes standards for companies to report financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker (“CODM”), or group, in deciding how to allocate resources and assess performance.

F-10

The CODM has been identified as the Chief Executive Officer, who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating and reportable segment.

When evaluating the Company’s performance and making key decisions regarding resource allocation the CODM reviews several key metrics, which include the following:

	Year Ended December 31,	For the period February 9, 2023 (Inception) to December 31,
	2024	2023
Legal fees	$2,619	$8,002
Accounting and other professional fees	2,410	7,285
Other	1,094	435
	$6,123	$15,722

The key measures of segment profit or loss reviewed by our CODM are operating expenses. Operating costs are reviewed and monitored by the CODM to manage and forecast cash. The CODM also reviews operating costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget.

Accounting Standards Adopted at the Beginning of Fiscal Year 2024

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which required a public entity to disclose significant segment expenses and other segment items on an annual and interim basis and provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Additionally, it required a public entity to disclose the title and position of the Chief Operating Decision Maker (“CODM”). The ASU did not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. The ASU was effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. As such, the Company adopted this ASU and has disclosed the required information in Note 2, Segment information.

Accounting Standards Adopted at the Beginning of Fiscal Year 2023

On January 1, 2023, the Company adopted ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The adoption of this ASU did not impact the financial statements presented herein.

On January 1, 2023, the Company adopted ASU 2022-04, Liabilities — Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations. The adoption of this ASU did not impact the financial statements presented herein.

F-11

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): “Improvements to Income Tax Disclosures”. ASU 2023-09 is intended to improve income tax disclosure requirements by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) the disaggregation of income taxes paid by jurisdiction. The guidance makes several other changes to the income tax disclosure requirements as well. The guidance in ASU 2023-09 will be effective for annual reporting periods in fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact that the adoption of ASU 2023-09 will have on its financial statements and disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses. ASU 2024-03 requires additional disclosure of specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. The requirements will be applied prospectively with the option for retrospective application. The Company is currently evaluating the impact that the adoption of ASU 2024-03 will have on its financial statements and disclosures.

The Company continually assesses any new accounting pronouncements to determine their applicability to the Company. Where it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequence of the change to its financial statements and assures that there are proper controls in place to ascertain that the Company’s financials properly reflect the change. Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

Note 3. Fair value measurements

The following tables present information about the Company’s assets that are measured at fair value on a recurring basis:

	December 31, 2024
	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Liabilities:
SAFE notes	$-	$-	$150,000

	December 31, 2023
	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Liabilities:
SAFE notes	$-	$-	$136,450

F-12

The following table provides a summary of changes in the estimate fair value of the SAFE liability:

Issuance of SAFE notes at February 9, 2023 (inception)	$150,000
Change in fair value - SAFE notes	(13,550)
Balance at December 31, 2023	136,450
Change in fair value - SAFE notes	13,550
Balance at December 31, 2024	$150,000

The fair value of the SAFE liabilities was estimated using a Probability-Weighted Expected Return Method (“PWERM”) using the following inputs:

	December 31,
	2024	2023
Discount rate	11.70%	13.00%
Expected term (in years) to equity financing	0.25	1.00
Expected term (in years) to liquidity event	0.50	2.25
Expected term (in years) to event of default	0.50	1.25
Probability of equity financing	40.00%	60.00%
Probability of liquidity event	40.00%	25.00%
Probability of event of default	20.00%	15.00%

Note 4. Related Party Debt and Transactions

Related party consulting arrangements

During the period from February 9, 2023 through December 31, 2024, the Company utilized consulting services provided by the son of one of the founders. The Company expensed $3,120 and $1,280 for the period from February 9, 2023 through December 31, 2023 and the year ended December 31, 2024, respectively, for consulting services performed by one of the son’s of a founder. There was a $1,280 balance in accounts payable and accrued expenses as of December 31, 2024, relating to unpaid amounts to the son of a founder. There were no similar balances in accounts payable and accrued expenses as of December 31, 2023.

On February 24, 2023, the Company entered into a consulting arrangement with Jeffrey Shealy to perform consulting services around the development of technology, financial planning, marketing strategies, intellectual property creation and operational management. To compensate Jeffrey for these services, the Company granted Jeffrey restricted stock (Note 6). In April 2025, Jeffrey and the Company entered into a full-time employment agreement (Note 8).

SAFE note

In April 2023, the Company issued SAFE notes in the amount of $50,000 each to the Jeffrey Shealy (chief executive officer), Steven Denbaars (founder) and Richard Ogawa (founder and director) resulting in net proceeds of $150,000. The SAFEs will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the discount price, which is defined as the lowest price per share of the preferred stock sold in the equity financing multiplied by the discount rate of 80%.

If there is a liquidity event before the termination of the SAFEs, the SAFEs will be automatically entitled (subject to the liquidation priority) to receive a portion of the proceeds, due and payable to each investor immediately prior to the liquidity event equal to the greater of (1) the purchase amount which is defined as the original investment amount (“cash-out amount”) or (2) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity price, which is defined as the price per share equal to the fair market value of the common stock at the time of a liquidity event multiplied by 80%. If there is a dissolution event, then the investors will be automatically be entitled to receive proceeds equal to cash-out amounts.

F-13

The SAFE note had no interest rate or maturity date, description of dividend and participation rights. The liquidation preference of the SAFE note is junior to other outstanding indebtedness and creditor claims, on par with payments for other SAFE notes and other preferred equity, and senior to payments for other equity of the Company that is not SAFE notes or preferred equity. The SAFE notes were classified as a liability based on evaluating characteristics of the instrument and are presented at fair value as a non-current liability in the Company’s balance sheets. Refer to Note 3 for further information on the fair value measurement.

Shareholder note

In May 2023, the Company entered in a loan agreement (“Agreement”) with founding member in the amount of $3,140. The loan is due upon demand by the lender and thus classified as a current liability in the balance sheets. The loan is interest free and unsecured. The Company can prepay the loan at anytime without penalty.

Note 5. Commitments and contingencies

Certain conditions may exist as at the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. As of the balance sheet dates, there were no contingent liabilities to assess.

Litigation

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. There are no matters currently outstanding.

Indemnification

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with officers and members of the Board that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. As of December 31, 2024 and 2023, the Company had not experienced any losses related to these indemnification obligations, and no claims with respect thereto were outstanding.

Note 6. Stockholders’ equity

As of December 31, 2024, and 2023, the Company is authorized to issue 10,000,000 shares of common stock, par value of $0.00001. Each stockholder will be entitled to one vote. Holders of shares of common stock shall be entitled to receive dividends as and if declared by the Board of Directors. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

Restricted Stock Awards

Upon approval by the Board of Directors, certain employees and advisors have purchased restricted shares of common stock. At inception, the Company granted 6,000,000 restricted stock to certain founders and the chief executive officer. The agreements also contain a repurchase option noting that if the employee or advisor or Board of Director is terminated, for any reason, the Company has the right and option to repurchase the unvested restricted common stock. Since all shareholders purchased the stock at par value and the stock had no incremental value beyond the par value as of that date, during the period from February 9, 2023 (inception) through December 31, 2023 and December 31, 2024, the stock-based compensation expense impact is insignificant. As of December 31, 2024, 3,250,000 outstanding shares had not vested and the weighted average remaining contractual period of the unvested restricted stock is 2.11 years.

F-14

In February 2023, the Company issued 6,000,000 shares of restricted stock to founders’ of the Company which were determined to have a de minimis value at the date of issuance. The shares vest over a 4-year period from the issuance date.

	Weighted Average Grant Date Fair Value
Unvested at February 9, 2023 (inception)	-	$-
Granted	6,000,000	0.0001
Vested	(1,250,000)	0.0001
Unvested at December 31, 2023	4,750,000	0.0001
Vested	(1,500,000)	0.0001
Unvested at December 31, 2024	3,250,000	$0.0001

As of December 31, 2024, unrecognized stock-based compensation expense related to the Company’s unvested restricted stock awards was de minimis.

Note 7. Income tax

The Company had no income tax expense for the year ended December 31, 2024 or period from February 9, 2023 (inception) through December 31, 2023. The effective tax rate was 0% for the year and period ended December 31, 2024 and December 31, 2023.

A reconciliation of income tax benefit at the statutory federal income tax rate and income taxes as reflected in the financial statements is as follows:

	December 31,
	2024	2023
Rate reconciliation:
Federal tax benefit at statutory rate	21.0%	21.0%
State tax, net of federal benefit	6.9%	6.9%
Permanent differences	-23.3%	174.2%
Change in valuation allowance	-4.6%	-202.1%
Total provision	0.0%	0.0%

Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and tax bases of assets using enacted tax rates in effect for years in which differences are expected to reverse.

F-15

Significant components of the Company’s deferred tax assets for federal income taxes consisted of the following:

	December 31,
	2024	2023
Deferred tax assets:
Net operating losses	$2,406	$2,225
Capitalized legal fees	2,713	2,156
Total gross deferred tax asset	5,119	4,381
Valuation allowance	(5,119)	(4,381)
	$-	$-

As of both years ended December 31, 2024, and 2023, the Company has net operating loss (NOL) carryforwards for federal and Delaware income tax purposes of $8,632 and $7,982, respectively, which are available to offset future federal and Delaware taxable income. Both federal and Delaware NOLs can be carried forward indefinitely. The Company’s tax returns since inception have been filed and shall be subject to examination by the taxing authorities.

In assessing the need for a valuation allowance, management must determine that there will be sufficient taxable income to allow for the realization of deferred tax assets. Based upon the historical and anticipated future losses, management has determined that the deferred tax assets do not meet the more-likely-than-not threshold for realizability. Accordingly, a full valuation allowance has been recorded against the Company’s net deferred tax assets as of December 31, 2024. The valuation allowance increased by $738 and $4,381 during the year ended December 31, 2024 and period from February 9, 2023 (inception) to December 31, 2023, respectively.

The Company will recognize interest and penalties related to uncertain tax positions as a component of income tax expense/(benefit). As of December 31, 2024, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s financial statements. As of December 31, 2024, tax returns filed for the year ending December 31, 2023 are subject to examination by the tax authorities.

Note 8. Subsequent Events

The Company has evaluated subsequent events from the balance sheet August 08, 2025, the issuance date of these financial statements, and has not identified any requiring disclosure except as noted below.

SAFE Liabilities

In April, May and June 2025, the Company issued SAFEs to various consultants and related parties resulting in gross proceeds of $1,695,000. The SAFEs will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the discount price, which is defined as the lowest price per share of the preferred stock sold in the equity financing multiplied by the discount rate of 80%.

If there is a liquidity event before the termination of the SAFEs, the SAFEs will be automatically entitled (subject to the liquidation priority) to receive a portion of the proceeds, due and payable to each investor immediately prior to the liquidity event equal to the greater of (1) the purchase amount which is defined as the original investment amount (“cash-out amount”) or (2) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity price, which is defined as the price per share equal to the fair market value of the common stock at the time of a liquidity event multiplied by 80%. If there is a dissolution event, then the investors will automatically be entitled to receive proceeds equal to cash-out amounts.

The SAFE note had no interest rate or maturity date, description of dividend and participation rights. The liquidation preference of the SAFE note is junior to other outstanding indebtedness and creditor claims, on par with payments for other SAFE notes and other preferred equity, and senior to payments for other equity of the Company that is not SAFE notes or preferred equity. The SAFE notes were classified as a liability based on evaluating characteristics of the instrument.

Restricted stock

In March 2025, the Company issued 2,000,000 restricted shares to the chief executive officer of the Company. The shares vest over a 2-year period from the issuance date.

In July 2025, the Company issued 454,168 restricted shares, in aggregate, to various consultants of the Company. The shares vest over a 2-year period from the issuance date.

CEO Compensation

In April 2025, the Company and Jeffrey Shealy entered into a full-time employment arrangement where Jeffrey will be the chief executive officer (“CEO”). Jeffrey will earn an annual salary of $250,000 and typical employees benefits such as paid time off and insurance. The agreement has no term and either the Company or Jeffrey can terminate this agreement at anytime.

F-16

palomino laboratories inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

(all amounts in USD, except number of shares and per share data)

	(Unaudited) September 30,	December 31,
	2025	2024 [1]
Assets
Current assets:
Cash and cash equivalents	$7,896,569	$134,657
Prepaids and other current assets	416,192	3,468
Total assets	$8,312,761	$138,125

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	60,952	3,291
Accrued expense and other liabilities	585,703	-
Related party note payables	318,750	-
Accrued interest - related party note payables	30,468	-
Shareholder note	3,140	3,140
Total current liabilities	999,013	6,431
SAFE notes	-	150,000
Total liabilities	999,013	156,431

Commitments and contingencies (Note 7)

Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; 0 shares issued and outstanding at September 30, 2025 and December 31, 2024	-	-
Common stock, $0.0001 par value; 300,000,000 shares authorized; 17,611,292 and 4,500,000 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively	1,761	450
Additional paid-in capital	9,750,942	(390)
Accumulated deficit	(2,438,955)	(18,366)
Total stockholders’ equity (deficit)	7,313,748	(18,306)
Total liabilities and stockholders’ equity (deficit)	$8,312,761	$138,125

[1]	The number of shares and per share value of the Company’s common stock have been retroactively recast to reflect the exchange ratio pursuant to the Merger.

The accompanying notes are an integral part of the condensed consolidated financial statements.

F-17

Palomino laboratories inc.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(all amounts in USD, except number of shares and per share data)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Operating expenses:
General and administrative	$1,604,922	$1,234	$1,960,195	$2,118
Total operating expenses	1,604,922	1,234	1,960,195	2,118
Loss from operations	(1,604,922)	(1,234)	(1,960,195)	(2,118)
Other income (expense):
Change in fair value of SAFE notes	(219,952)	(6,450)	(461,252)	(7,100)
Interest income	37	1,350	858	2,983
Net loss	$(1,824,837)	$(6,334)	$(2,420,589)	$(6,235)

Net loss per common share - basic and dilutive	$(0.54)	$(0.00)	$(0.88)	$(0.00)
Weighted average common shares outstanding - basic and dilutive	3,383,919	1,662,024	2,735,263	1,382,299

The accompanying notes are an integral part of the condensed consolidated financial statements.

F-18

palomino laboratories inc.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(all amounts in USD, except number of shares)

(Unaudited)

	Common Stock [1]		Additional Paid-In	Accumulated	Total Stockholders’ Equity
	Shares	Amount	Capital	Deficit	(Deficit )
Balance, December 31, 2024	6,000,000	$60	$-	$(18,366)	$(18,306)
Retroactive application of recapitalization	(1,500,000)	390	(390)	-	-
Balance, December 31, 2024	4,500,000	450	(390)	(18,366)	(18,306)
Stock-based compensation expense	-	-	11,667	-	11,667
Issuance of restricted stock awards	1,500,000	150	5	-	155
Net loss	-	-	-	(985,169)	(985,169)
Balance, March 31, 2025	6,000,000	600	11,282	(1,003,535)	(991,653)
Stock-based compensation expense	-	-	155,000	-	155,000
Net income	-	-	-	389,417	389,417
Balance, June 30, 2025	6,000,000	600	166,282	(614,118)	(447,236)
Common stock and warrants issued in connection with SAFE conversion	1,537,501	154	2,306,098	-	2,306,252
Sale of common stock and warrants in the private placement, net of issuance costs (Note 3) [2]	5,344,623	534	6,420,401	-	6,420,935
Equity of Unite Acquisition 3 Corp. at the time of the exchange	5,000,000	500	(500)	(398,116)	(398,116)
Common stock cancelled at the time of the exchange	(1,000,000)	(100)	100	-	-
Recapitalization of Unite Acquisition 3 Corp. accumulated deficit at time of the exchange	-	-	(398,116)	398,116	-
Stock-based compensation expense	-	-	1,073,333	-	1,073,333
Issuance of restricted stock awards in exchange for pre-Merger services	370,834	37	183,380	-	183,417
Issuance of restricted stock awards in exchange for future services	358,334	36	(36)	-	-
Net loss	-	-	-	(1,824,837)	(1,824,837)
Balance, September 30, 2025	17,611,292	$1,761	$9,750,942	$(2,438,955)	$7,313,748

	Common Stock [1]		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance, December 31, 2023	6,000,000	$60	$-	$(2,168)	$(2,108)
Retroactive application of recapitalization	(1,500,000)	390	(390)	-	-
Balance, December 31, 2023	4,500,000	450	(390)	(2,168)	(2,108)
Net loss	-	-	-	(247)	(247)
Balance, March 31, 2024	4,500,000	450	(390)	(2,415)	(2,355)
Net income	-	-	-	346	346
Balance, June 30, 2024	4,500,000	450	(390)	(2,069)	(2,009)
Net loss	-	-	-	(6,334)	(6,334)
Balance, September 30, 2024	4,500,000	$450	$(390)	$(8,403)	$(8,343)

[1]	The number of shares and per share value of the Company’s common stock have been retroactively recast to reflect the exchange ratio pursuant to the Merger.

[2]	Includes gross proceeds of $8,016,937, less issuance costs of $1,596,002

The accompanying notes are an integral part of the condensed consolidated financial statements.

F-19

palomino laboratories inc.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(all amount in USD)

(Unaudited)

	For the Nine Months ended September 30,
	2025	2024

Cash flows from operating activities:
Net loss	$(2,420,589)	$(6,235)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Stock-based compensation related to employees and non-employees	1,423,417	-
Change in fair value of SAFE notes	461,252	7,100
Changes in operating assets and liabilities:
Prepaids and other current assets	(412,724)	-
Accounts payable	57,661	(35)
Accrued expenses and other liabilities	500,190	-
Net cash (used in) provided by operating activities	(390,793)	830
Cash flows from financing activities:
Proceeds from issuance of SAFE notes	1,695,000	-
Proceeds from issuance of common stock and warrants in private placement	8,016,937	-
Payment of offering costs related to private placement	(1,559,252)	-
Proceeds from issuance of restricted stock awards	20	-
Net cash provided by financing activities	8,152,705	-
Net increase in cash and cash equivalents	7,761,912	830
Cash and cash equivalents at beginning of the period	134,657	139,527
Cash and cash equivalents at end of the period	$7,896,569	$140,357

Supplemental schedule of non-cash activities:
Recapitalization of Unite Acquisition 3 Corp. accumulated deficit at time of the exchange	$(398,116)	$-
Unpaid transaction costs	$36,750	$-
Conversion of SAFE notes	$2,306,252	$-
Common stock cancelled at the time of the exchange	$100	$-

The accompanying notes are an integral part of the condensed consolidated financial statements.

F-20

palomino laboratories inc.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Operations and liquidity

Business Description

Palomino Laboratories Inc., (the “Company”) was incorporated in the State of Delaware on February 9, 2023. The Company’s management has chosen December 31 for its fiscal year end. In 2025, the Company changed its name, concurrent with the consummation of the Merger, to Rhino Subsidiary Inc. (“Private Palomino”).

On September 29, 2025, Unite Acquisition 3 Corp.’s (“Unite”) wholly owned subsidiary, Palomino Acquisition Co., a Delaware corporation formed in the State of Delaware on August 19, 2025 (“Merger Sub”), merged with and into Palomino Laboratories Inc., a privately held Delaware corporation (prior to the merger, “Private Palomino”). Pursuant to this transaction (the “Merger”), Private Palomino was renamed to Rhino Subsidiary Inc and became the Company’s wholly owned subsidiary and all of the outstanding stock of Private Palomino was converted into shares of the Company’s common stock, par value $0.0001 per share .As a result, Unite ceased to be a shell company and continues as a public reporting company under the new name, Palomino Laboratories Inc.

The Merger was accounted for as a reverse recapitalization as the Company was determined to be the accounting acquirer under Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. Please refer to Note 3 - Reverse Recapitalization for additional details of the Merger.

Upon the completion of the Merger between the Company and Unite, the share, per share value and net loss per share in the accompanying unaudited condensed consolidated financial statements for all dates prior to the Merger were retroactively recast to reflect the exchange ratio pursuant to the Merger.

The Company is a fabless semiconductor company pioneering the next generation of high-performance microLED-based optoelectronic solutions for data communication. Its mission is to enable ultra-high-speed, energy-efficient optical interconnects that replace legacy copper-based PCIe and Ethernet links in compute-intensive environments. Palomino is commercializing a breakthrough platform built on advanced gallium nitride (GaN) compound semiconductor materials. This proprietary technology enables scalable and cost-efficient manufacturing of ultra-compact, high-speed optical transceivers, with significant improvements in power, size, and bandwidth density over traditional laser-based solutions. Palomino’s differentiated value proposition lies in leveraging high-efficiency microLEDs as optical sources in transceiver modules that can be seamlessly integrated into silicon packages or interposers. This approach unlocks the potential for high-density, chip-scale optical I/O—fundamentally reshaping the future of data movement in AI servers, data centers, and high-performance computing systems. During the three and nine months ended September 30, 2025 and September 30, 2024, the Company did not earn revenues and was considered in the development stage. However, the Company is in process of setting up revenue generating operations.

Liquidity

Since its inception, the Company has incurred net losses and negative cash flows from operations. As of September 30, 2025, the Company had an accumulated deficit of $2,438,955 and incurred net losses of $2,420,589 and $6,235 during the nine months ended September 30, 2025 and September 30, 2024, respectively.

As of September 30, 2025, the Company had a balance of cash and cash equivalents of $7,896,569. Additionally, the Company sold common stock in October 2025 in a private placement resulting in gross proceeds of approximately $1,739,091. The Company believes that its existing cash and cash equivalents balance, along with the proceeds from the private placement in October 2025, will be sufficient to support operations for at least one year from the issuance date of these unaudited condensed consolidated financial statements.

F-21

The Company expects to incur additional losses and negative cash flows for the foreseeable future as it continues to hire additional personnel, protects its intellectual property and grows its business. The Company will need to raise additional capital to support its continuing operations and pursue its long-term business plan. Financing activities may include, but are not limited to, public or private equity offerings, debt financings, or other sources. Such activities are subject to significant risks and uncertainties.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

The following is a summary of significant accounting policies consistently applied during the preparation of the accompanying unaudited condensed consolidated financial statements.

Basis of Presentation and Principles of Consolidation

The Company’s unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and include the accounts of the Company’s consolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The accompanying unaudited condensed consolidated financial statements have also been prepared in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X. Accordingly, they do not include all of the information and disclosures required by U.S. GAAP for complete financial statements.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all normal and recurring adjustments (which consist primarily of accruals, estimates and assumptions that impact the condensed consolidated financial statements) considered necessary to present fairly the Company’s condensed consolidated balance sheets as of September 30, 2025 and December 31, 2024, its condensed consolidated statements of operations and changes in stockholders’ equity (deficit) for the three and nine months ended September 30, 2025 and 2024, and its condensed consolidated statements of cash flows for the nine months ended September 30, 2025 and 2024. The condensed consolidated financial statements, presented herein, do not contain all of the disclosures required under accounting principles generally accepted in the United States of America (“GAAP”) for annual audited financial statements. The accompanying condensed consolidated financial statements should be read in conjunction with the audited financial statements and related disclosures of Unite as of December 31, 2024 and for the year then ended, which were filed with the Securities and Exchange Commission (“SEC”) on March 28, 2025 as part of the Company’s Annual Report on Form 10-K (the “Annual Report”) and the annual audited financial statements and related disclosures of Private Palomino as of December 31, 2024 and for the year then ended, which were included as Exhibit 99.1 within the Form 8-K filed by the Company on October 6, 2025 with the SEC. The December 31, 2024 balance sheet presented in these interim condensed consolidated financial statements has been derived from the 2024 annual audited financial statements of Private Palomino but does not include all disclosures including notes required by U.S. GAAP.

The results of operations for the three and nine months ended September 30, 2025 are not necessarily indicative of the operating results for the full year ending December 31, 2025 or any other period. These condensed consolidated financial statements are presented in United States Dollar (“USD”).

Emerging Growth Company

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934 (the “Exchange Act”) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when an accounting standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised.

F-22

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the condensed consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Estimates and assumptions are periodically reviewed, and the effects of the revisions are reflected in the accompanying financial statements in the period they are determined to be necessary. Significant estimates and assumptions made in the accompanying condensed consolidated financial statements include, but are not limited to, realization of deferred tax assets, fair value of share-based awards, and the fair value of simple agreement for future equity notes (each a “SAFE note”).

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date. The fair value standard outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. The Company uses the hierarchy prescribed in the accounting guidance for fair value measurements, based upon the available inputs to the valuation and the degree to which they are observable or not observable in the market. The three levels in the hierarchy are as follows:

●	Level 1 - Quoted prices (unadjusted) for identical assets or liabilities in active markets that are accessible as of the measurement date;

●	Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability; and

●	Level 3 - Unobservable inputs reflecting the Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The carrying amounts of certain financial assets and liabilities, including prepaid and other current assets, accounts payable, accrued expenses and other liabilities, related party note payables and shareholder note approximate fair value because of the short maturity and liquidity of those instruments. The classification of assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement in its entirety.

Concentration of credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents, which at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company holds cash at financial institutions that the Company believes are good credit, quality financial institutions and limits the amount of credit exposure with any one bank and conducts ongoing evaluations of the creditworthiness of the banks with which it does business.

F-23

Significant Risks and Uncertainties Including Business Risks

The Company is a newly incorporated company and has yet to construct its facility and commence production. As a result, the Company has a limited operating history upon which to evaluate the business and future prospects, which subjects it to a number of risks and uncertainties, including the ability to plan for and predict future growth. Since the Company’s founding, the Company has made progress towards setting up business operations.

The Company expects that it will need to raise additional capital to support its development and commercialization activities. Significant risks and uncertainties to the Company’s operations include failing to secure additional funding and the threat of other companies developing and bringing to market similar technology at an earlier time than the Company.

Deferred Transaction Costs

The Company records deferred transaction costs, which consist of legal, accounting, and other fees related to the preparation of the merger transaction. The deferred transaction costs are offset against proceeds from the transaction upon the effectiveness of merger transaction. As of September 30, 2025 and December 31, 2024, there were no deferred transaction costs, as the Merger was consummated on September 29, 2025. All transaction costs are offsetting the proceeds from the Merger transaction. Transaction costs that are not eligible to be capitalized are expensed as incurred and included within general and administrative expense in the condensed consolidated statements of operations.

Simple agreement for future equity (“SAFE”) notes

SAFE notes represent instruments that provide a form of financing to the Company and possess characteristics of both a debt and equity instrument. The Company accounts for the SAFE note in accordance with the guidance in ASC 480, Distinguishing Liabilities from Equity. The Company first assessed whether the instrument meets the definition of a liability under ASC 480. The SAFE note includes terms that would affect the conversion of the note into shares based on the next round of financing. The SAFE instruments issued have the potential for cash settlement upon the occurrence of certain liquidity events. Accordingly, the SAFE note was determined to be a liability and recorded at fair value.

This liability is subject to re-measurement at each balance sheet date until a triggering event, equity financing, change in control or dissolution occurs, and any change in fair value is recognized in the Company’s statements of operations.

The fair value estimate includes significant inputs not observable in market, which represents a Level 3 measurement within the fair value hierarchy. The valuation uses probabilities considering pay-offs under various scenarios as follows: (i) an equity financing where the SAFE notes will convert into preferred stock; (ii) a liquidity event where the SAFE notes will convert into the greater of the cash-out amount or amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price and (iii) a dissolution event where the SAFE notes holders will receive a portion of the cash payout.

There were no issuance costs incurred related to the SAFE note issuances during the three or nine months ended September 30, 2025 and 2024. The SAFE notes were converted into common stock and warrants upon the consummation of the Merger on September 29, 2025 (Note 3).

Share-based compensation

The Company measures equity classified share-based awards granted to employees, non-employees and directors based on the estimated fair value on the date of grant and recognizes compensation expense of those awards over the requisite service period, which is the vesting period of the respective award. The Company accounts for forfeitures as they occur. For share-based awards with service-based vesting conditions, the Company recognizes compensation expense on a straight-line basis over the service period. For share-based awards with performance conditions, the Company recognizes compensation when the performance condition is met. For share-based awards with accelerated provisions upon change in control, the Company recognizes the compensation expense when a change in control event occurs. The Company classifies share-based compensation expense in its statements of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified. Shared-based compensation is classified within general and administrative expense in the condensed consolidated statement of operations. Fair value is determined using a combination of the probability weighted expected return method and option pricing model. The Company’s share-based awards comprise of restricted stock awards (RSA), fair value of which is measured based on the grant-date fair value of the restricted stock awards.

F-24

Estimating the fair value of share-based awards requires the input of subjective assumptions, including the estimated fair value of the Company’s common stock. The assumptions used in estimating the fair value of share-based awards represent management’s estimate and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, share-based compensation expense could be materially different for future awards.

General and Administrative Costs

General and administrative costs are expensed as incurred and consist primarily of administrative, stock-based compensation expenses, donation and membership fees, personnel-related expenses, legal and professional fees.

Income taxes

On July 4, 2025, The One Big Beautiful Bill Act (“OBBBA”) was enacted in the U.S. The OBBBA includes significant tax provisions, such as permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act and the restoration of favorable tax treatment for certain business provisions. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. The Company is still assessing the impact the new legislation will have on the Company’s condensed consolidated financial statements.

Net loss per share

The Company adopted ASC 260, “Earnings per Share”, at its inception. Basic net loss per share of common stock is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during each period. Diluted net loss per share of common stock includes the effect, if any, from the potential exercise or conversion of securities, which would result in the issuance of incremental shares of common stock. For diluted net loss per share, the weighted-average number of shares of common stock is the same for basic net loss per share due to the fact that when a net loss exists, potentially dilutive securities are not included in the calculation when the impact is anti-dilutive. The following potentially dilutive securities have been excluded from the computation of diluted weighted-average shares of common stock outstanding, as they would be anti-dilutive:

	For the Nine Months Ended September 30,
	2025	2024

Unvested restricted stock	358,334	2,718,750
Warrants	7,493,461	-
Total	7,851,795	2,718,750

Segment information

In accordance with ASC 280, Segment Reporting (“ASC 280”), the Company identifies its operating segments according to how the Company’s business activities are managed and evaluated. ASC 280 establishes standards for companies to report financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker (“CODM”), or group, in deciding how to allocate resources and assess performance.

F-25

The CODM has been identified as the Chief Executive Officer, who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating and reportable segment.

When evaluating the Company’s performance and making key decisions regarding resource allocation the CODM reviews several key metrics, which include the following:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2025	2024	2025	2024
Legal fees	$10,498	$-	$14,978	$-
Accounting and other professional fees	122,547	-	243,865	-
Stock compensation expense	1,256,750	-	1,423,417	-
Payroll and benefits	68,319	-	128,770	-
University contribution expense	145,833	-	145,833	-
Other	975	1,234	3,332	2,118
	$1,604,922	$1,234	$1,960,195	$2,118

The key measures of segment profit or loss reviewed by our CODM are operating expenses. Operating costs are reviewed and monitored by the CODM to manage and forecast cash. The CODM also reviews operating costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): “Improvements to Income Tax Disclosures”. ASU 2023-09 is intended to improve income tax disclosure requirements by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) the disaggregation of income taxes paid by jurisdiction. The guidance makes several other changes to the income tax disclosure requirements as well. The guidance in ASU 2023-09 will be effective for annual reporting periods in fiscal years beginning after December 15, 2024. The adoption of this standard did not have material impact on the Company’s condensed consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses. ASU 2024-03 requires additional disclosure of specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. The requirements will be applied prospectively with the option for retrospective application. The Company is currently evaluating the impact that the adoption of ASU 2024-03 will have on its condensed consolidated financial statements and disclosures.

ASU 2024-04 Debt - Debt with Conversion and Other Options - Induced Conversions of Convertible Debt Instruments. In November 2024, the FASB issued this ASU which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as induced conversions or extinguishments. The amendments in this update are effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities that have adopted the amendments in Update 2020-06. The Company is currently evaluating the impact that the adoption of ASU 2024-03 will have on its condensed consolidated financial statements and disclosures.

F-26

In May 2025, the FASB issued Accounting Standards Update No. 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (“ASU 2025-03”). ASU 2025-03 changes how companies determine the accounting acquirer in certain business combinations involving variable interest entities. The new guidance requires considering the factors used for other acquisition transactions to assess which party is the accounting acquirer. ASU 2025-03 is effective for the Company’s annual reporting periods beginning on January 1, 2027. Early adoption is permitted. The Company early adopted this standard and utilized this new standard when analyzing the Merger transaction.

In May 2025, the FASB issued Accounting Standards Update No. 2025-04, Compensation – Stock Compensation (Topic 718) and Revenue from Contracts With Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer (“ASU 2025-04”). ASU 2025-04 revises the definition of a performance condition, eliminates the forfeiture policy election for service conditions, and clarifies that the variable consideration constraint in Topic 606 does not apply to share-based consideration payable to customers. The new guidance requires entities to consistently account for share-based awards granted to customers by clarifying the treatment of vesting conditions and ensuring alignment with Topic 606 and Topic 718. ASU 2025-04 is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2024-03 will have on its condensed consolidated financial statements and disclosures.

The Company continually assesses any new accounting pronouncements to determine their applicability to the Company. Where it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequence of the change to its financial statements and assures that there are proper controls in place to ascertain that the Company’s financials properly reflect the change. Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying condensed consolidated financial statements.

Note 3. Reverse Recapitalization

The Merger

On September 29, 2025, Unite, through its wholly owned subsidiary Palomino Acquisition Co., consummated the Merger with Private Palomino. Pursuant to the Merger, Private Palomino was the surviving corporation and became a wholly owned subsidiary of Unite, and all of the outstanding common stock of Private Palomino was converted into Unite’s common stock. As a result, Unite ceased to be a shell company and continues as a public reporting company under the new name, Palomino Laboratories Inc. On September 29, 2025, the sole holder of common stock of Unite prior to the Merger, Lucius Partners LLC (“Lucius Partners”), retained 4,000,000 shares of the Company’s common stock after the Merger, after agreeing to cancel and retire 1,000,000 shares of the Company’s common stock.

The Merger is accounted for as a reverse recapitalization under U.S. GAAP. This determination was primarily due to Unite being determined to be a shell company in that it did not meet the U.S. GAAP definition of a business, did not have more than nominal assets, was transacted through an exchange of shares, Private Palomino’s management continued with the Company, Private Palomino has continued board of director control, Private Palomino business operations continue under the Company and did not have more than nominal operations at the time of the Merger. The Company early adopted ASU 2025-03 to analyze the accounting acquirer in the Merger and utilized the factors listed in the guidance for an exchange of shares to conclude on the Company being the accounting acquirer. Under this method of accounting, Unite is treated as the “acquired” company for financial reporting purposes. Accordingly, the condensed consolidated financial statements of the Company represent a continuation of the financial statements of Private Palomino, with the Merger being treated as the equivalent of Private Palomino issuing stock for the net assets of Unite, accompanied by a recapitalization. The net assets of Unite are stated at historical cost, with no goodwill or other intangible assets recorded and are consolidated with Private Palomino’s financial statements on the Merger closing date. Results of operations prior to the Merger are presented as those of Private Palomino. The shares and net loss per share, prior to the Merger, have been retroactively restated to reflect the common stock exchange ratio of 0.75, as established in the Merger. At the time of the Merger, the stockholders’ deficit of Unite of $398,116 was reclassified to additional paid-in capital.

F-27

The Private Placement Offering

Immediately following the effective time of the Merger, we issued, in the first closings of the private placement offering, 5,344,623 units (the “Units”), for an aggregate purchase price of $8,016,937, at a purchase price of $1.50 per Unit, with each Unit consisting of (i) one share of common stock, (ii) a warrant representing the right to purchase one share of common stock, exercisable from issuance until one year after the common stock is admitted for trading or listed on an approved market at an exercise price of $1.50 per share (such shares of common stock issuable upon the exercise of the warrants, the “Warrant Shares”). The private placement offering is referred to herein as the “Offering.”

In connection with the Offering, the placement agent (a) was paid at each closing from the Offering proceeds a total cash commission of 10.0% of the aggregate gross purchase price paid by purchasers in the Offering at that closing (the “Cash Fee”), (b) was paid at each closing from the Offering proceeds a total non-allocable expense allowance equal to 2.0% of the aggregate gross purchase price paid by purchasers in the Offering at that Closing (the “Expense Allowance”), and (c) received (and/or its designees will receive) warrants to purchase 611,337 shares of common stock, with a term expiring seven years after the final Closing of the Offering and an exercise price equal $1.80 (the “Placement Agent Warrants”).

In connection with the Merger, all officers and directors of the Company and their affiliates and associated entities entered into lock-up agreements with the Company for a term ending three years after the common stock begins to trade on an approved market, whereby they have agreed to certain restrictions on the sale or disposition (including pledge) of the Company common stock held by (or issuable to) them.

During the three and nine months ended September 30, 2025, in connection with the Offering, the Company issued 5,344,623 shares of common stock, investor Warrants to purchase 5,344,623 Warrant Shares and Placement Agent Warrants to purchase 611,337 shares of common stock. In connection with the Offering, the Company raised gross proceeds of $8,016,937 and incurred equity issuance costs of $1,596,002, resulting in net proceeds of $6,420,935. The investor Warrants and Placement Agent Warrants were determined to be equity-classified.

Conversion of SAFE notes

At the Initial Closing of the Offering (as defined below), the $1,845,000 aggregate amount of outstanding SAFEs automatically converted (the “SAFE Conversion”) into Units at a conversion price of $1.20 per share, or 1,537,501 shares of common stock. The SAFE holders also received 1,537,501 Warrants to purchase 1,537,501 shares of common stock. Upon the SAFE conversion, the Company recorded the last fair market value adjustment of $219,952. $2,306,252 was recognized in additional paid-in capital upon the SAFE Conversion.

The SAFE Warrants were determined to be equity-classified.

Note 4. Fair value measurements

The following tables present information about the Company’s assets that are measured at fair value on a recurring basis:

	December 31, 2024
	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Liabilities:
SAFE notes	$-	$-	$150,000

F-28

SAFE notes

The following table provides a summary of changes in the estimate fair value of the SAFE notes:

Balance at December 31, 2024	$150,000
Issuance of additional notes	1,695,000
Change in fair value - SAFE notes	461,252
Conversion of SAFE notes	(2,306,252)
Balance at September 30, 2025	$-

The fair value of the SAFE notes was estimated using a Probability-Weighted Expected Return Method (“PWERM”) using the following inputs:

September 30,
2024
Discount rate	13.90%
Expected term (in years) to equity financing	0.25
Expected term (in years) to liquidity event	1.50
Expected term (in years) to event of default	0.50
Probability of equity financing	50.00%
Probability of liquidity event	30.00%
Probability of event of default	20.00%

There are no SAFE notes outstanding as of September 30, 2025.

Note 5: Accrued expenses and other liabilities

	September 30,	December 31,
	2025	2024
University contribution payable	$350,000	$-
Professional fees	232,963	-
Other	2,740	-
Total	$585,703	$-

In connection with the Merger, the Company entered into D&O insurance agreements with a third-party which is effective for a one-year term starting on September 29, 2025. Included in the accrued expenses and other liabilities is the D&O insurance liability of $204,025. The asset side of the $204,025 D&O insurance was recorded in prepaid expense and other current assets as of September 30, 2025. This amount was fully paid off in October 2025.

Note 6. Related Party Debt and Transactions

Note Payable Shareholder

In connection with the Merger, the Company assumed a promissory note (the “Note”) with the sole stockholder of Unite pursuant to which Unite agreed to repay the sum of any and all amounts advanced to Unite or amount of expenses incurred on behalf of Unite on or before the date that Unite consummates a business combination with a private company or reverse takeover transaction or other transaction after which Unite would cease to be a shell company. Pursuant to the Note agreement, the Note is non-interest bearing unless an event of default occurs, as defined in the Note. The balance as of September 30, 2025 was $43,750. The entire Note was repaid in October 2025.

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Note Payable – Lucius Partners Opportunity Fund, LP

In connection with the Merger, the Company assumed an Unsecured Promissory Note Agreement (the “LPOF Note”) with Lucius Partners Opportunity Fund, LP, an affiliate of the Company, with a principal amount of $275,000 and accrued interest balance of $30,468 as of September 30, 2025. The LPOF Note accrues 12% interest annually. The Note matures on October 28, 2025 and can be prepaid at anytime without penalty. The balance of the LPOF Note and accrued interest as of September 30, 2025 was $275,000 and $30,468, respectively. The entire balance of LPOF Note and accrued interest was repaid in October 2025 amounting to $305,468.

Related party consulting arrangements

During the period ended September 30, 2025, the Company utilized consulting services provided by the son of Steven DenBaars (founding member and a director). The Company expensed $2,240 and $3,240 during the three and nine months ended September 30, 2025, for consulting services performed by the son of Steven DenBaars. No similar transaction occurred in the comparative prior period. There were $2,240 and $1,280 balances in accrued expenses and other liabilities as of September 30, 2025 and December 31, 2024, relating to unpaid amounts to the son of a Steven DenBaars.

On February 24, 2023, the Company entered into a consulting arrangement with Jeffrey Shealy (Chief Executive Officer and a director) to perform consulting services around the development of technology, financial planning, marketing strategies, intellectual property creation and operational management. To compensate Jeffrey for these services, the Company granted Jeffrey restricted stock (Note 8). In April 2025, Jeffrey and Private Palomino entered into a full-time employment agreement where Jeffrey will be the Chief Executive Officer (“CEO”). Jeffrey will earn an annual salary of $250,000 and typical employees benefits such as paid time off and insurance. The agreement has no term and either the the Company or Jeffrey can terminate this agreement at anytime.

During the quarter ended September 30, 2025, the Company entered into an RSA agreement with Erica Honick (Jeffrey Shealy’s wife) to assist the Company with various human resource services. In exchange for these services, the Company issued her 62,500 restricted stock awards (“RSAs”). As of September 30, 2025, Erica met certain performance criteria in order for all of her restricted stock awards to fully vest. See Note 8 for more information.

During the quarter ended September 30, 2025, the Company entered into an RSA agreement with James Shealy (Jeffrey Shealy’s brother) to assist the Company with being special advisor to the CEO, advise the Company on areas of semi-conductor services. Additionally, assisting in writing government grant proposals and other fund raising activities. In exchange for these services, the Company issued him 50,000 restricted stock awards. As of September 30, 2025, James met certain performance criteria in order for all of his restricted stock awards to fully vest. See Note 8 for more information on the consultant shares issued.

During the quarter ended September 30, 2025, the Company entered into an RSA agreement with Eric Cerini (Jeffrey’s father-in-law) to assist the Company with being a special advisor to the CEO and advise the Company on areas of management consulting for semi-conductors devices. In exchange for these services, the Company issued him 62,500 restricted stock awards. The awards vest over four years with a one-year cliff. See Note 8 for more information.

During the quarter ended September 30, 2025, the Company entered into an RSA agreement with Michael Shealy (Jeffrey Shealy’s brother) to assist the Company with being special advisor to the CEO and advise the company on areas of management consulting for semi-conductors devices. In exchange for these services, the Company issued him 50,000 restricted stock awards. The awards vest over four years with a one-year cliff. See Note 8 for more information.

During the quarter ended September 30, 2025, the Company entered into an RSA agreement with Catherine Sinclair (Jeffrey Shealy’s sister) to assist the Company with being a special advisor to the CEO and advise the Company on areas of lighting services applications. In exchange for these services, the Company issued her 41,667 restricted stock awards. The awards vest over four years with a one-year cliff. See Note 8 for more information.

During the quarter ended September 30, 2025, the Company entered into an RSA agreement with Maggie Nguyen (Richard Ogawa’s, Director, wife) to assist the Company with being a special advisor to the CEO and advise the company on areas of accounting, finance, payroll and benefits. In exchange for these services, the Company issued her 41,667 restricted stock awards. As of September 30, 2025, Maggie met certain performance criteria in order for all of her restricted stock awards to fully vest. See Note 8 for more information.

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SAFE note

In April 2023, the Company issued SAFE notes in the amount of $50,000 each to the Jeffrey Shealy, Steven Denbaars and Richard Ogawa (founder and director) resulting in net proceeds of $150,000. In April, May and June 2025, the Company issued SAFEs to various consultants resulting in gross proceeds of $175,000 and related parties resulting in gross proceeds of $1,520,000. The SAFEs will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the discount price, which is defined as the lowest price per share of the preferred stock sold in the equity financing multiplied by the discount rate of 80%.

If there is a liquidity event before the termination of the SAFEs, the SAFEs will be automatically entitled (subject to the liquidation priority) to receive a portion of the proceeds, due and payable to each investor immediately prior to the liquidity event equal to the greater of (1) the purchase amount which is defined as the original investment amount (“cash-out amount”) or (2) the amount payable on the number of shares of common stock equal to the Purchase Amount divided by the Liquidity price, which is defined as the price per share equal to the fair market value of the common stock at the time of a liquidity event multiplied by 80%. If there is a dissolution event, then the investors will automatically be entitled to receive proceeds equal to cash-out amounts.

The SAFE note had no interest rate or maturity date, description of dividend and participation rights. The liquidation preference of the SAFE note is junior to other outstanding indebtedness and creditor claims, on par with payments for other SAFE notes and other preferred equity, and senior to payments for other equity of the Company that is not SAFE notes or preferred equity. Upon the consummation of the Merger, the SAFE notes were converted to common stock and warrants. (Note 3).

Shareholder note

In May 2023, the Company entered in a loan agreement (“Agreement”) with founding member in the amount of $3,140. The loan is due upon demand by the lender and thus classified as a current liability in the condensed consolidated balance sheets. The loan is interest free and unsecured. The Company can prepay the loan at anytime without penalty. The balance as of September 30, 2025 and December 31, 2024 both was $3,140.

Lucius Partners Service Agreement and Unite’s Chief Executive Officer

Also effective March 10, 2022, Unite Acquisition entered into a services agreement with Lucius Partners, pursuant to which Unite Acquisition paid Lucius Partners a quarterly fee of $1,250 for advisory, accounting, and administrative support services. Unite Acquisition used the office space and equipment of its management under this agreement. This services agreement was terminated in connection with the Merger.

In connection with the Merger, the Company assumed a $7,000 payable due to Unite’s chief executive officer for services performed during his tenure as chief executive officer of Unite. This is included in accrued expenses and other liabilities on the condensed consolidated balance as of September 30, 2025. The entire balance was paid in October 2025.

Note 7. Commitments and contingencies

Certain conditions may exist as at the date the unaudited condensed consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. As of the balance sheet dates, there were no contingent liabilities to assess.

Litigation

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. There are no matters currently outstanding.

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Indemnification

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with officers and members of the Board that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. As of September 30, 2025 and December 31, 2024, the Company had not experienced any losses related to these indemnification obligations, and no claims with respect thereto were outstanding.

University of California – Membership agreement

On September 29, 2025, the Company entered into a membership agreement with the University of California, Santa Barbara engineering program whereby the Company is obligated to make a $350,000 annual contribution to the college of engineering to assist with certain research and development efforts. As of September 30, 2025, the Company accrued the full $350,000 in accrued expenses and other liabilities in the unaudited condensed consolidated financial statements. As of September 30, 2025, the Company has a remaining $204,167 balance in prepaid expenses and other current assets in the unaudited condensed consolidated financial statements.

Note 8. Stockholders’ equity

As of September 30, 2025 and December 31, 2024, the Company is authorized to issue 300,000,000 and 10,000,000 shares of common stock and preferred stock, respectively, at par value of $0.0001. Each stockholder will be entitled to one vote. Holders of shares of common stock shall be entitled to receive dividends as and if declared by the Board of Directors. In the event of liquidation, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

See Note 3 - Reverse Recapitalization for details associated with the issuance of common stock and warrants, as well as details associated with the reverse recapitalization in connection with the Merger.

2025 Equity Incentive Plan

Pursuant to the Merger, the Company adopted an equity incentive plan reserving 15% of the outstanding common stock on a fully-diluted basis for the future issuance, at the discretion of our board of directors, of options and other incentive awards to officers, key employees, consultants and directors of the Company and its subsidiaries. The 2025 Plan includes a customary “evergreen” provision with respect to the annual increase of the number of shares at the beginning of each fiscal year of the Company of up to the lesser of (i) four percent (4.0%) of the shares of common stock outstanding on the last day of the immediately preceding fiscal year, commencing on the first day of the second fiscal year of the Company beginning after the final closing of the Offering or (ii) such number of shares as determined by the administrator.

As of September 30, 2025, there were no options outstanding under the 2025 Plan. Repricing outstanding stock awards is not permitted without the approval of the Company’s stockholders, except for certain proportionate capitalization adjustments as set forth in the 2025 Plan.

Warrants

See Note 3 - Reverse Recapitalization for details associated with the issuance of warrants, including their term and how they are accounted for.

As of September 30, 2025, there were outstanding and exercisable warrants to purchase an aggregate of 7,493,461 shares of common stock at a weighted average exercise price of $1.52 per share. The warrants had a weighted average remaining contractual term of 2.41 years as of September 30, 2025.

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Restricted Stock Awards

Upon approval by the Board of Directors, certain employees and advisors have purchased restricted shares of common stock. At inception, the Company granted 6,000,000 restricted stock to certain founders and the chief executive officer. The agreements also contain a repurchase option noting that if the employee or advisor or Board of Director is terminated, for any reason, Private Palomino has the right and option to repurchase the unvested restricted common stock. All shareholders purchased the stock at par value and the stock had no incremental value beyond the par value as of that date. The shares vest over a 4-year period from the issuance date. In connection with the Merger, Private Palomino exchanged the 6,000,000 of restricted stock for 4,500,000 of restricted stock.

In March 2025, Private Palomino issued 2,000,000 restricted stock to the chief executive officer of the Company. The shares vest over a 2-year period from the issuance date. In connection with the Merger, the Company exchanged the 2,000,000 of restricted stock for 1,500,000 of restricted stock. Also in connection with the Merger, the change in control acceleration provision was triggered in all of these arrangements and were fully vested upon the execution of the Merger.

	Founders Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2024	2,437,500	$0.00001
Granted	1,500,000	0.62000
Vested	(3,937,500)	0.23620
Unvested at September 30, 2025	-	$-

During the three and nine months ended September 30, 2025, the Company recognized $1,073,333 and $1,240,000, respectively, of stock-compensation expense related to these founders shares. There was no stock compensation expense recognized during the three and nine months ended September 30, 2024. The total fair value of restricted stocks vested during the three and nine months ended September 30, 2025 was $775,000 and $930,024, respectively. The total fair value of restricted stocks vested during the three and nine months ended September 30, 2024 was insignificant.

During the quarter ended September 30, 2025, the Company granted 729,168 restricted stock to various consultants, including related parties (See Note 6). 295,834 restricted stock were granted pre-merger and had accelerated provisions upon change in control. 358,334 restricted stock were granted upon merger for future services with 4 year vesting 1 cliff. 75,000 restricted stock were granted upon merger, to a vendor for merger transaction related services for which its compensation costs was charged to additional paid in capital as deferred transaction costs. The stock awards vest over 48-month period from the grant date. During the quarter ended September 30, 2025, 370,834 restricted stock vested due to acceleration provisions in the agreements being met.

	Consultant Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2024	-	$-
Granted	729,168	1.05794
Vested	(370,834)	0.62000
Unvested at September 30, 2025	358,334	$1.50000

As of September 30, 2025, 358,334 outstanding shares had not vested and the weighted average remaining contractual period of the unvested restricted stock is 4 years. During the three and nine months ended September 30, 2025, the Company recognized $183,380 of stock-compensation expense. As of September 30, 2025, unrecognized stock-based compensation expense related to the Company’s unvested restricted stock awards was $537,501. The total fair value of restricted stocks vested during the three and nine months ended September 30, 2025 was $183,380.

Note 9 Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through November 14, 2025, the issuance date of these unaudited condensed consolidated financial statements, and has not identified any requiring disclosure except as noted below.

Additional Offerings

Two additional closings of the private placement offering, 1,159,394 Units, for gross proceeds of $1,739,091, at a purchase price of $1.50 per Unit, with each Unit consisting of (i) one share of common stock, (ii) a warrant representing the right to purchase one share of common stock, exercisable from issuance until one year after the final Closing of the Offering at an exercise price of $1.50 per share. 1,159,394 Warrants were issued in connection with these additional closings.

F-33

PALOMINO LABORATORIES INC.

16,083,036 shares of Common Stock

PRELIMINARY PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

We are paying all expenses of the offering. The following table sets forth all expenses to be paid by the registrant. All amounts shown are estimates except for the registration fee.

SEC Registration Fee	$
Legal Fees and Expenses	$
Accounting Fees and Expenses	$
Miscellaneous Fees	$
Total	$

* These fees are calculated based on the securities offered and the number of issuances and accordingly cannot be estimated at this time. The applicable prospectus supplement will set forth the estimated amount of expenses of any offering of securities.

We have directors’ and officers’ liability insurance insuring our directors and officers against liability for acts or omissions in their capacities as directors or officers.

Item 14. Indemnification of Directors and Officers.

Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

●	any breach of the director’s duty of loyalty to us or our stockholders;

●	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	unlawful payments of dividends in violation of the Delaware General Corporation Law; or

II-1

Our certificate of incorporation and bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law and provide for the advancement of expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any director or officer for any liability arising out of his, her or its actions in that capacity.

We believe that these provisions in our certificate of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 15. Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act. No underwriters were involved in the sales and the certificates representing the securities sold and issued contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

[  ]

Item 16. Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger and Reorganization, dated as of September 29, 2025, among the Company, Palomino Acquisition Co., and Palomino Laboratories Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 6, 2025)
3.1	Amended and Restated Certificate of Incorporation of Unite Acquisition 3 Corp., as filed with the Secretary of State of the State of Delaware on September 29, 2025. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 6, 2025)
3.2	Amended and Restated Bylaws. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 6, 2025)
4.1	Form of Warrant. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 6, 2025)
4.2	Form of Placement Agent Warrant. (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 6, 2025)
5.1*	Opinion of The Crone Law Group P.C.
10.1	Form of Indemnity Agreement. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 6, 2025)
10.2	Form of Lock-Up Agreement. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 6, 2025)
10.3	Form of Registration Rights Agreement, by and between the Company and the parties thereto. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on October 6, 2025)
10.4	Form of Laidlaw Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on October 6, 2025)
10.5	Option Agreement, dated July 9, 2025, by and between The Regents of the University of California, Santa Barbara and Palomino Laboratories Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on October 6, 2025)
10.6	Membership Agreement, dated September 29, 2025, by and between the University of California, Santa Barbara and the Company. (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on October 6, 2025)
10.7+	Employment Agreement, dated April 4, 2025, by and between the Company and Jeffrey Shealy. (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed with the SEC on October 6, 2025)
10.8+	2025 Equity Incentive Plan and form of award agreements. (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed with the SEC on October 6, 2025)
10.9	Lease Agreement dated November 26, 2025, by and between the Company and Majestic Industrial Park Castilian, LLC
14.1	Code of Ethics and Business Conduct. (incorporated by reference to Exhibit 14.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 6, 2025)
21.1	Subsidiaries of the Registrant. (incorporated by reference to Exhibit 21.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 6, 2025)
23.1*	Consent of KNAV CPA LLP
23.2*	Consent of The Crone Law Group P.C. (included in Exhibit 5.1)
24.1	Power of Attorney (included in Part II of this Registration Statement)
107*	Filing Fee Table

*To be filed by amendment

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Item 17. Undertakings

The Company hereby undertakes:

(a)(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability of the Company under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned Company undertakes that in a primary offering of securities of the undersigned Company pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Company will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned Company relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Company or used or referred to by the undersigned Company;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Company or its securities provided by or on behalf of the undersigned Company; and

(iv)	Any other communication that is an offer in the offering made by the undersigned Company to the purchaser.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Company is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California on January 9, 2026.

PALOMINO LABORATORIES INC.

By:	/s/ Jeffrey Shealy
Jeffrey Shealy
President, Chief Executive Officer and Director (Principal Executive Officer)

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities on January 9, 2026.

Signature	Title

/s/ Jeffrey Shealy, PhD	Chief Executive Officer and Chairman
Name: Jeffrey Shealy, PhD	(Principal Executive Officer)

/s/ Jason Tu	Chief Executive Officer and Treasurer
Name: Jason Tu	(Principal Financial and Accounting Officer)

/s/ Steven DenBaars, PhD	Director
Name: Steven DenBaars, PhD

/s/ Richard Ogawa	Director
Name: Richard Ogawa

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